
06013374

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME AltaGas Income Trust

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 34911 FISCAL YEAR 12-31-05

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR	(REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A	(PROXY)	☐		

OICF/BY: DW

DAT : 5/12/06


We're Well
Connected
STARS
HOT OIL

ALTAGAS INCOME TRUST

ANNUAL REPORT 2005

CUSTOMERS

240 NATURAL GAS PRODUCERS CONNECT TO ALTAGAS PROCESSING FACILITIES

1,200 ENERGY MANAGEMENT CUSTOMER CONTRACTS

6% OF ALBERTA'S ELECTRICITY DEMAND SUPPLIED BY ALTAGAS

INVESTORS

$1.67/UNIT NET INCOME

$1.84/UNIT CASH DISTRIBUTED IN 2005

plus $0.54/unit in AltaGas Utility Group Inc. shares.

31% TOTAL RETURN IN 2005

including AltaGas Utility Group Inc. share distribution.

We're Well Connected

EMPLOYEES

480 SKILLED INDIVIDUALS CONTRIBUTE TO OUR SUCCESS

4th CONSECUTIVE YEAR SELECTED AS ONE OF CANADA'S TOP 100 EMPLOYERS

11 OFFICES IN FOUR PROVINCES

COMMUNITY

10th UNITED WAY PLATINUM AWARD

STARS PARTNERED WITH THE SHOCK TRAUMA AIR RESCUE SOCIETY

92 ORGANIZATIONS SUPPORTED BY ALTAGAS DONATIONS IN 2005

2 Making Connections
11 Message to Unitholders
16 Corporate Governance
18 Management's Discussion and Analysis
47 Consolidated Financial Statements
51 Notes to the Consolidated Financial Statements
72 10-Year Review
74 Unitholder Information
IBC Corporate Information


5
YEAR
OVERVIEW

In the last five years, we continued to grow our integrated energy business by making connections along the energy value chain, connecting energy supply to the end-user. Over this period, our assets grew by 48 percent while EBITDA and net income increased by 122 percent and 370 percent, respectively, providing our investors with a total return of almost 700 percent.

($ millions except as indicated)	2005	2004	2003	2002	2001
Revenue	1,502.3	864.6	710.6	492.7	489.8
Net revenue[(1)]	296.9	250.4	217.3	169.9	135.0
EBITDA[(1)]	155.5	133.4	121.9	94.8	69.9
Net income	90.3	65.8	38.3	29.4	19.2
Total assets	1,068.3	1,108.6	919.3	904.9	721.1
Total debt	269.0	359.5	396.9	419.5	383.9
Debt as a percent of total capitalization (%)	36.0	42.6	52.2	55.3	58.5
Funds generated from operations[(1)]	128.2	108.6	90.2	70.8	50.2
Distributions/ dividends paid[(2)]	99.2	58.7	17.3	11.9	6.9
Weighted average units outstanding (basic, millions)	54.0	49.4	45.5	42.3	38.2
Units outstanding at year-end (millions)	54.6	53.2	45.7	45.2	38.5
$ per basic unit					
Net income per unit	1.67	1.33	0.84	0.70	0.50
Funds generated from operations per unit[(1)]	2.37	2.20	1.98	1.67	1.31
Distributions/ dividends paid per unit	1.84	1.31	0.38	0.28	0.18

(1) Non-GAAP financial measures. Please see discussion beginning on page 25 in the Management's Discussion and Analysis.

(2) In 2005 an additional distribution valued at $29.3 million ($0.54 per unit) in the form of AltaGas Utility Group Inc. shares was made.

2005 Performance Drivers

In 2005 we grew net income by 37 percent as a result of:

- Owning the Edmonton Ethane Extraction Plant (EEEP) and PremStar energy services business for a full year;
- Higher realized power prices; and
- Gain on sale of investment of Taylor NGL Limited Partnership units.

This growth was somewhat offset by higher:

- *Operating and administrative* expenses due to expanding operations; and
- General corporate expenses as we grew our business to $1.5 billion market capitalization.

In August 2005 AltaGas increased distributions per unit by 7 percent to 16 cents per month from 15 cents.

Making Connections

ALONG THE ENERGY VALUE CHAIN

FIELD GATHERING AND PROCESSING

EXTRACTION AND TRANSMISSION



Field Gathering and Processing

TODAY: Facilities in 31 operating areas of the Western Canada Sedimentary Basin (WCSB) capable of processing both sweet and sour natural gas. A diverse customer base.

OPPORTUNITY: Natural gas prices are expected to remain strong over the long term. Continued strong drilling and production in the WCSB and in AltaGas' core areas. Our core operating areas are expected to continue experiencing high reserve replacement rates, which means vigorous field activity and the requirement for reliable processing infrastructure.

STRATEGY: Increase plant utilization in existing operating areas by adding new customers and optimizing facilities. Meet producer requirements for gathering and processing facilities in existing and new operating areas. Expand and extend our operating areas by acquiring or building additional skid-mounted facilities.

Extraction and Transmission

TODAY: Ownership in four extraction facilities producing ethane and natural gas liquids (NGLs). AltaGas operates EEEP and a field fractionation plant at Bantry in southeast Alberta. AltaGas owns and operates six transmission pipelines – five transporting natural gas and one shipping condensate.

OPPORTUNITY: Continued high drilling activity and production in the WCSB and strong demand for ethane and NGLs for the petrochemical industries, coupled with long-term commercial arrangements that provide stability in earnings and cash flow, will allow us to continue to optimize and add facilities.

STRATEGY: Maintain stable cash flows using commercial arrangements that have long-term fixed-fee or cost-of-service components with volume commitments from producers. Increase extraction plant and transmission system utilization and expand existing facilities. Acquire and develop new facilities or increase ownership of plants where our interest is less than 100 percent. Create synergies with Energy Services and Field Gathering and Processing by providing marketing, transportation management and processing services.

ltaGas' success is driven by our ability to connect with our customers along the energy value chain. *We began in 1994 with two* short-term service contracts and 20 employees. Since then, we have grown into an integrated energy business that has forged many links along the energy value chain, including: natural gas gathering and processing; extraction of ethane and NGLs; transmission of natural gas and condensate; power generation; and energy services. AltaGas is one of Canada's largest and fastest-growing integrated energy infrastructure and *services organizations. We're well connected.*

Today AltaGas has five reporting segments: Field Gathering and Processing; Extraction and Transmission; Power Generation; Energy Services; and Corporate. We also reported a Natural Gas Distribution segment from 1998 until its spin-out in late 2005.

POWER GENERATION

ENERGY SERVICES



Power Generation

TODAY: Power purchase arrangements (PPAs) for 353 MW of low-cost Alberta power generation that expire in 2020, complemented by 25 MW of gas-fired peaking assets for backstopping, fuel diversity and incremental revenue. Disciplined hedging of a significant portion of our power supply prior to the beginning of each year helps balance our operational risk and market price exposure.

OPPORTUNITY: Growing North American demand for cleaner energy sources for power generation, such as natural gas, hydro and wind. Energy demand and natural gas prices remain strong in Alberta, continuing to support power prices. New auctions of existing power capacity. Continued decommissioning of thermal power plants in Ontario.

STRATEGY: Grow through acquisition and development of power projects. Develop operational capability. Diversify geographically and by fuel source. Capitalize on increasing demand for clean power across Canada by investing in renewable power project development. Pursue additional PPAs. Drive stable, predictable cash flow from long-term contracts with investment-grade counterparties.

Energy Services

TODAY: Strong regional presence in the energy management sector, providing energy consulting and supply management services and arranging gas and power supply for non-residential end-users primarily in Ontario, Alberta and B.C. Market-leading billing systems, customer service, and in-depth knowledge of gas and power markets. Strong presence across Canada in gas services business, supplying natural gas and transportation and storage services.

OPPORTUNITY: Increasing customer demand for proactive management of gas and electricity costs in high-priced, volatile energy markets across Canada. Synergies within Energy Services and across our segments.

STRATEGY: Grow organically from recent acquisitions and through national brand development. Maintain high renewal rate of energy management contracts. Excel in customer service by levering energy market knowledge and sophisticated billing systems. Increase market penetration of national energy management services in gas and electricity. Capitalize on our market knowledge, expertise and customer relationships to grow gas services business.

The Wellhead to Pipeline Connection

making connections

FIELD GATHERING AND PROCESSING (FG&P)

The FG&P segment included more than 6,000 kilometres of associated raw natural gas gathering lines moving natural gas from producing wells to AltaGas' 73 natural gas field gathering and processing facilities by February 2006. The processing facilities remove impurities and certain hydrocarbon components from natural gas and compress the gas to meet the operating specifications of downstream pipeline systems that deliver the gas to domestic and export energy markets. We operate 70 of these processing facilities, and have a total gross processing capacity of 997 Mmcf/d, including 262 Mmcf/d of sour gas capacity.

AltaGas has grown rapidly based on a strategy for field gathering and processing facility expansion, acquisition and development that is unique in the Canadian midstream market. This strategy involves:

- Maintaining flexibility and improving profitability by investing in moveable assets that can be easily and quickly redeployed to new locations;
- Offering customers diverse marketing opportunities through assets that often access more than one downstream transportation pipeline;
- Acquiring and maintaining large working interests in assets;
- Controlling operations and increasing efficiency;
- Reducing overall business risk through geographical and customer diversity;
- Acquiring underutilized assets that offer upside through increased throughput;
- Building new facilities in response to producer demand;
- Expanding our reach into B.C. and northern Alberta where there is strong producer activity and need for added infrastructure;
- Constructing or acquiring and connecting complementary facilities to create large facility complexes; and
- Maintaining strong operational excellence.

AltaGas refrains from transactions that it evaluates to be overpriced and not necessarily accretive to net income. Currently, high prices for acquisitions make it generally more attractive to grow organically by expanding and building facilities. We continue to lever our relationships with producers to grow our existing business.

In 2005 we continued growing the FG&P segment in line with our disciplined investment criteria, investing more than $50 million in existing and new operating areas in response to producer requirements.

We continued to enhance our already strong safety and environmental management systems and saw improved external audit scores as a result. Operator training was also a focus in 2005, making our field employees among the safest and best-trained in the industry.

AltaGas recognizes its environmental responsibility and works diligently to minimize its impact on the environment and the communities in which it operates. In 2005 the Shaunavon, Saskatchewan gas plant began processing natural gas that had previously been flared into the atmosphere. We plan to develop acid gas injection facilities at our Princess gas plant in 2006, which will virtually eliminate carbon dioxide and sulphur dioxide emissions from that plant, and continue to assess similar opportunities at other sour gas processing facilities.

EXTRACTION AND TRANSMISSION (E&T)

AltaGas' extraction assets include interests in four of the 10 NGL extraction plants in western Canada: two at Empress, Alberta; one at Joffre, Alberta; and one at Edmonton, Alberta. AltaGas also owns the Bantry field fractionation facility near Brooks, Alberta. Our net raw gas licensed inlet capacity at these plants totals 539 Mmcf/d.

Large extraction plants are located straddling high-volume pipeline transmission systems that transport natural gas to end-markets. Extraction plants reprocess the gas, recovering volumes of residual ethane and NGLs from the natural gas stream.

Our transmission pipelines provide natural gas and condensate transportation services between processors and distribution systems, end-users or other downstream pipelines. They include the Battle Lake, Cold Lake, Suffield and Summerdale natural gas pipeline systems in Alberta and the Kahntah pipeline in B.C., in addition to the Porcupine Hills condensate pipeline in Alberta.

AltaGas' E&T facilities are long-life assets underpinned by long-term contracts with little exposure to commodity price risk. They contribute to stable, long-term cash flows.

Well Connected to Natural Gas Producers

What AltaGas Offers		Customers and Contracts
• Ability to rapidly tie in new wells – more than one per day • Third-party processing giving producers open, equitable access to processing facilities • Interconnected processing facilities that enhance flexibility and reliability of operations. Plant reliability was in excess of 98% in 2005 • 70% of compression assets are skid-mounted and can be redeployed quickly to areas of high or new activity • Connections with downstream transmission pipelines give access to major natural gas export pipelines and markets	**FIELD GATHERING AND PROCESSING** 	• Serving more than 240 producers with volumes ranging from less than 1 Mmcf/d to more than 50 Mmcf/d • Flexible contract terms include fee-for-service arrangements on a rate per Mcf processed, take-or-pay contracts, and operating and capital cost recovery contracts • Expand to meet the needs of producers who commit their product to AltaGas facilities
• Working interests in four of the 10 NGL extraction plants in western Canada – two at the major Alberta export point and two at intra-Alberta gas consumption points • 13,155 Bbls/d of ethane production sold at the plant gate in 2005 to international petrochemical companies operating in Alberta • NGL production of 6,202 Bbls/d in 2005 • Operational expertise as operator of Edmonton and Bantry facilities	**EXTRACTION AND TRANSMISSION** 	• Supply contracts with producers, as well as Energy Services customers • All ethane production sold under long-term arrangements based on cost-of-service or fixed-fee contracts, with no commodity price risk • 78% of NGLs sold under long-term contract, with no commodity price exposure • For remaining NGL production, downside exposure to commodity prices is capped due to commercial and operational (re-injection) capability
• Pipelines with high reliability and low operating costs • Access to production facilities and natural gas markets		• Main shippers are producers and marketers • Majority of operating margin based on a long-term, fixed-fee contract with volume commitments from an "A" credit-rated customer
	BOTTOM LINE Stable, Predictable Net Income	

AltaGas and the Western Canada Sedimentary Basin

making connections

AltaGas is well positioned to take advantage of continued strong activity in the WCSB.

AltaGas' three main areas of operation for its natural gas gathering and processing facilities are the Northwest, Central and Southern areas shown on the map on the facing page. In 2004, high natural gas prices provided impetus for more than 15,600 gas well completions and an average 16.5 Bcf/d of marketable gas production in the WCSB. Raw natural gas production in AltaGas' areas increased to 14.8 Bcf/d in 2004, almost 77 percent of total WCSB raw gas production, up from 14.7 Bcf/d in 2002. High activity and production continued through 2005, with gas well completions estimated at more than 15,300 and average marketable production estimated at 16.6 Bcf/d. AltaGas' FG&P segment continued to capitalize on the robust activity, connecting more than 450 wells in 2005. Our average facility utilization was 60 percent, which we believe is well above the average for the industry as a whole.

We believe there are significant growth opportunities for our FG&P business by adding incremental processing volumes to our existing infrastructure and developing new facilities to serve growing demand for our services.

The average cost associated with drilling in AltaGas' three core areas tends to be lower on a full-cycle basis than in deeper areas of the WCSB, resulting in higher netbacks to producers in our regions. Compared to undeveloped drilling areas, existing gathering and processing infrastructure in mature production areas like our Central and Southern areas allows producers to get their gas to market faster. AltaGas is able to provide producers in its core areas with quick access to processing services, allowing them to realize a return on their investment more quickly than in areas with less developed infrastructure and higher drilling costs.

AltaGas is poised to take advantage of investment opportunities that arise in the WCSB in the future. We will continue to optimize and expand the capacity of our existing field gathering and processing infrastructure to fit each area's production profile, in addition to pursuing accretive acquisitions. The disposal and redeployment of assets from the Winefred facility in the first quarter of 2005 in response to the Alberta Energy and Utilities Board's decision on gas over bitumen production, and the expansion of the Princess sour gas plant – an extension of the existing Bantry operations that went into service in January 2006 – are examples of this successful strategy. We will continue our strategy of owning and operating skid-mounted facilities. We will extend our reach westward to capitalize on growing production activity in these areas, such as our recent, new Blair Creek and Clear Prairie facilities.

Natural gas production in the WCSB is forecast to remain strong. Producers continue to focus on development drilling, which is replacing natural declines in current production areas. Several of AltaGas' core service areas are located in the main coal bed methane production area. This natural gas requires dehydration and compression – both core competencies for AltaGas – and tends to have a slower decline profile, which is ideal for the FG&P business. We see coal bed methane as a growth opportunity.

AltaGas' connection to the WCSB extends across Canada. By providing services along the energy value chain, we enhance our margins. We market natural gas and NGLs on behalf of producers and connect their supply to downstream markets, increasing the utilization of our extraction plants and transmission pipelines. Our experience in the WCSB, combined with our knowledge of long-haul transportation systems and natural gas markets, allow us to enhance returns from capital investment in FG&P and E&T assets through to our Energy Services business, a segment we see providing diversity and strong growth potential for AltaGas.

WCSB Marketable Gas Production



Bcf/d
20
16
12
8
4
0
15.4
16.8
16.6
High 17.1
15.5
Base
Actual
Forecast
1995
2000
2005
2010

Source: Ziff Energy Group.

Well Connected to the WCSB

Legend

- ☐ AltaGas Field Gathering and Processing Area
- ■ AltaGas Extraction Plant
- ○ AltaGas Fractionation Plant
- ▬ AltaGas Transmission Pipeline
- — TransCanada Pipeline
- — AltaGas Region



Mackenzie Delta
WCSB

British Columbia
Alberta
Saskatchewan
Northwest
Central
Edmonton
Calgary
Southern

Northwest Region (Bcf/d)

02	03	04
4.6	4.7	4.9

Central Region (Bcf/d)

02	03	04
5.6	5.4	5.2

Southern Region (Bcf/d)

02	03	04
4.4	4.5	4.7

WCSB Raw Gas Production

	2002	2003	2004
Total WCSB raw gas production (Bcf/d)	19.4	19.2	19.3
Production located in AltaGas regions (%)	75.8	76.2	76.9

Source: Ziff Energy Group

Well Connected to Power and Natural Gas Customers

POWER GENERATION

AltaGas participates in Alberta's power market through long-term contractual ownership of 353 MW of power capacity from two coal-fired power plants and a lease for 25 MW of gas-fired peaking plant capacity.

AltaGas sells power and ancillary services into the Alberta Power Pool. The price of power is set through a competitive bidding process whereby the highest marginal bid price is the price received by all power suppliers in any given hour from the Alberta Power Pool. AltaGas uses hedges to fix the forward selling prices on a significant portion of its available capacity, thereby reducing exposure to the volatility of power prices and providing increased stability to margins.

AltaGas' coal-fired power assets are among the lowest-cost generators in the province. AltaGas' gas-fired generating assets are used in part to backstop potential operating downtime at the coal-fired plants and to provide fuel and supply diversity. They also provide additional energy and reserve capacity.

We intend to expand our Power Generation business by acquiring, building and operating assets in Canada and the northern U.S., including renewable generation such as our initial investment in the proposed Bear Mountain wind power project near Dawson Creek, B.C. announced in early 2006.



Average Price Received by AltaGas
Daily Average Alberta Power Pool Price
$/MWh
$250
$200
$150
$100
$50
$0
$41.27
$47.56
$48.77
$54.59
Q1
Q2
Q3
Q4
2002
2003
2004
2005

ENERGY SERVICES

AltaGas provides energy management services for natural gas and electricity in the Energy Services segment, as well as other gas services. Both the gas services and energy management businesses are expected to grow in 2006.

AltaGas is well-positioned to be a major national energy management services provider, leveraging its expertise in natural gas and electricity. Our systems allow us to provide industry-leading balancing and billing services to our customers. We expect to grow through the addition of new customers and the extension of service offerings.

Energy Management

AltaGas is a national energy management services provider to non-residential energy users, including hotel chains, agricultural associations, retail merchandise chains, mid-sized manufacturers, health care associations and municipalities.

We allow customers to reduce their exposure to natural gas and electricity price volatility and match their energy supply contracting practices with their risk tolerance and budget objectives. Most of this fee-for-service business is carried out under one to three-year contracts.

AltaGas' energy management business is conducted under the ECNG, iQ2 Power and PremStar Pacific brand names. The iQ2 business was acquired on November 3, 2005, adding a significant electricity retail presence in Alberta, including 700 mid-market accounts and a strong billing system.

Gas Services

AltaGas markets natural gas for producers, and also sources natural gas from other wholesale marketers for resale through its energy management business to retailers and commercial end-users. AltaGas also buys and sells storage and transportation capacity. By matching volumes and terms, margins are locked in at the time the transactions occur.

AltaGas adds value through aggregation of demand, providing customers access to supply alternatives, and through its in-depth knowledge of gas markets and transportation systems across Canada and at major pipeline connections to the United States. AltaGas' gas services provide low-risk margins without significant investment in capital assets.

making connections

Well Connected to the End-Use Markets

Power Generation		Energy Services
• Long-term power purchase arrangements • Gas-fired peaking plants	**SUPPLY SOURCE**	• Natural gas sourced from producers and wholesale marketers with whom AltaGas has strong relationships and from AltaGas system producers
• The Alberta Electric System Operator • Large financial institutions • Energy management customers • Internal use by FG&P and extraction facilities	**CUSTOMERS**	• National hotel chains and retailers; hospitals; agricultural aggregators; major office buildings; and large apartment complexes • Energy marketers and utilities
• Supplies 6% of Alberta's electricity demand • Sells ancillary services in Alberta	**MARKET REACH**	• More than 1,200 contracts with customers across Canada through iQ2 in Alberta, ECNG in Ontario and Quebec; and PremStar Pacific in B.C. • ECNG is one of Canada's largest energy management services providers • In B.C., Alberta and Ontario, PremStar is a leading wholesale gas marketer, buying and selling gas supply, storage and transportation
• Risk mitigation through power price hedging	**CONTRACTS AND RISK MANAGEMENT**	• A diverse portfolio of long-term, fixed-margin contracts and fee-for-service contracts
$54.59/MWh Average Power Price Received in 2005	**BOTTOM LINE** Stable, Predictable Net Income	95% Renewal Rate of Energy Management Contracts

making connections

NATURAL GAS DISTRIBUTION

In late 2005 AltaGas' Natural Gas Distribution (NGD) segment, which had provided rate-regulated utility earnings since acquisition of the first distribution company in 1998, was spun out into a separate, publicly traded company, AltaGas Utility Group Inc. (Utility Group). The spin-out was designed to improve unitholder value, as rate-regulated businesses were deemed to be better-suited to a corporate structure than to trust structure ownership.

Utility Group comprises interests in three regulated natural gas distribution utility companies in geographically diverse areas of Canada. At year-end 2005, Utility Group had almost 63,000 customers, had delivered 24.5 Petajoules of natural gas over the year and had 183 employees.

CORPORATE STRUCTURE

AltaGas Utility Group Inc.


TSX: AUI
27%
47%
26%
Inuvik Gas Ltd.
AltaGas Utilities Inc.
Heritage Gas Limited

☐ AltaGas Income Trust ☐ New Shareholders
☐ Existing AltaGas Unitholders ☐ AUI Ownership

Wholly owned AltaGas Utilities Inc. is the largest operating utility within Utility Group. It has been delivering gas in many of Alberta's smaller cities and rural areas for more than 50 years. According to the Canadian Gas Association, it has one of the best safety records of any natural gas utility in Canada. It is a well-established, mature base providing stable cash flows to its new parent.

Heritage Gas Limited is the first natural gas distribution franchise to deliver natural gas to consumers in Nova Scotia. The greenfield utility has made inroads into the Nova Scotia energy market since its first gas delivery in late 2003. It is expected to contribute to Utility Group's growth over the next several years as it builds a natural gas delivery infrastructure to meet fuel conversion demand in Nova Scotia. Utility Group owns almost one-quarter of this exciting new business.

Utility Group is further diversified through its one-third interest in Inuvik Gas Ltd., which began in 1999 and is the first commercial natural gas distribution project north of the Arctic Circle. This utility is subject to light-handed regulation by the Northwest Territories Public Utilities Board and has market-based rates, which is different from the regulatory return model of the other two companies. In 2005 Inuvik Gas Ltd. won its sixth consecutive North American Occupational Safety and Health award for the 1-20 employees category.

All three distribution companies offer natural gas delivery service to a broad range of customers, including residential, commercial, agricultural and industrial. Each has long-term franchises and serves markets where it is the sole source of natural gas delivery.

AltaGas Income Trust is pleased to have been part of the success of the NGD segment since 1998. During this period, customers increased by 20 percent. AltaGas was one of the founding shareholders of the Inuvik and Nova Scotia natural gas distribution companies. The NGD segment is now owned by Utility Group and we believe that this new, publicly traded corporation provides investors with an investment in a stable business with significant growth potential. AltaGas holds a 26.7 percent interest in the new company, which trades on the TSX under the symbol AUI.

Chairman, President and Chief Executive Officer's Message to Unitholders

KENT E. STOUT
Vice President
Corporate Resources

DENNIS A. DAWSON
Vice President, General Counsel
and Corporate Secretary

NANCY A. ANDERSON
Vice President
Business Development

MARSHAL L. THOMPSON
Senior Vice President
Gathering and Processing



PATRICIA M. NEWSON
Senior Vice President Finance
and Chief Financial Officer

DAVID W. CORNHILL
Chairman, President and
Chief Executive Officer

JAMES B. BRACKEN
Senior Vice President
Energy Services

The AltaGas Executive Team: Well Connected To Performance



Our philosophy has always been that the best measures of a business' long-term viability and value are its net income, cash flow and return on equity. The importance of these traditional financial measures is not a function of the business' legal structure or tax status but is driven by sound business fundamentals. We converted to a trust structure in 2004, but we continue to operate our business as though it was a corporation, albeit a tax-efficient one. With that in mind I am pleased to report that in 2005, our first full year as an income trust, AltaGas delivered financial and operating success in pursuing long-term value creation for our unitholders. Our disciplined approach to managing our business remained true to our proven business principles. We continued to focus on the key financial metrics that we have relied upon to drive our financial performance since AltaGas' inception in 1994.

By positioning ourselves strategically along the energy value chain, from the wellhead and power generation to energy services, we link the energy producer to the energy end-user. Far from a static entity operating the same assets year after year, AltaGas is a growth business. We have created a suite of businesses that serve the growing North American demand for natural gas and power, and we are pursuing a strategy to increase our portfolio of assets and services in business lines in which we have expertise.

The year's results support our philosophy and ability to execute our strategy. Overall net income of $90 million was up by 37 percent over 2004, while net income per unit of $1.67 represented year-over-year growth of 26 percent, our twelfth consecutive record. Funds from operations increased by 18 percent, to $128 million. The FG&P segment continued to tie in a high number of wells, resulting in capacity additions and strong throughput of natural gas. The Energy Services segment's activity and customer base increased, and higher power prices drove the growth in the Power Generation segment's operating income.

AltaGas funded its $78 million growth program from internal cash flows and the DRIP program. For 2005, AltaGas' unitholders enjoyed a total return of more than 31 percent. The total value of distributions was $2.38 per unit, including $1.84 per unit in cash distributions received and $0.54 per unit from the Utility Group share distribution. Cash distributions paid of $99 million for the year included an increase in the monthly distribution announced in August, but represented only 77 percent of funds from operations, retaining capital to fund future growth.

SIGNIFICANT EVENTS

In late May AltaGas announced it would spin out its Natural Gas Distribution segment into a separate, publicly traded corporation. AltaGas Utility Group Inc. started trading on the TSX on November 17 at an initial price of $7.50 per share. AltaGas unitholders received one common share for approximately every 14 units of AltaGas Income Trust held, representing 47 percent of the new corporation's equity. New shareholders purchased 26 percent and the Trust has retained the balance.

Patricia Newson, Senior Vice President Finance and Chief Financial Officer of AltaGas, was appointed Utility Group's founding CEO. Patricia has helped guide AltaGas' growth over the past 10 years, and we are confident she will bring the same level of discipline and expertise to Utility Group. During 2006 Patricia will step down as CFO of AltaGas to focus her attention on her new role with Utility Group.

In September AltaGas announced the purchase of the business of iQ2 Power Corp., an Alberta-based electricity retail business. At the time of the acquisition, iQ2 was serving a market load of about 60 MW, consisting of 700 medium-sized agricultural, industrial and commercial clients. Its employees have joined AltaGas, and we have integrated the business into our Energy Services segment, where we will actively pursue growth. The purchase represents another accretive link in the energy value chain.

“The purchase of iQ2 Power Corp., an Alberta-based electricity retail business, represents another accretive link in the energy value chain.”

The year also saw important internal developments. The significance of our operating business segments to our long-term success cannot be overstated. In June, I placed two of our business segments under the direction of senior officers. They are Marshal Thompson, Senior Vice President Gathering and Processing; and Jim Bracken, Senior Vice President Energy Services. Marshal and Jim bring a wealth of direct experience to their executive roles and provide the combination of entrepreneurial spirit, earnings focus and careful risk management that we require to flourish over the long term. Following our resegmentation, Marshal continues to lead the FG&P and E&T segments, while Jim still heads Power Generation and Energy Services.

I had previously announced my plans to retire as CEO during 2006. The Board requested my continued participation alongside the new business unit senior vice presidents to aid in implementing the Trust's vision for growth. This, combined with Patricia's move to Utility Group and the need to support a new CFO at AltaGas, resulted in my November announcement that I would defer my retirement. This decision provides important continuity to the Trust's management team and allows me to continue providing strategic direction through the next stage of AltaGas' evolution.

An important corporate governance matter in 2005 was AltaGas' decision not to delay the implementation of our CEO/CFO certification project to comply with securities regulations in Canada. Despite the regulators' decision to move the implementation deadline to 2007 from 2006, and since we had already begun the work required to comply, we decided to continue with the project and bear the one-time costs according to our original schedule.

NET INCOME

Our prime objective at AltaGas is building long-term value, and that is why our ongoing focus is on net income. It shows if we are living within our means, if our assets are continuing to deliver value, and if our debt levels are reasonable. To maintain a strong balance sheet – to support growth – it is critical we continue to grow our equity. Focusing on net income supports this financial strategy. We maintain a conservative risk profile in part by focusing on acquisitions that add to net income per unit and return on equity, representing real value for our unitholders. We refrain from transactions that we evaluate to be overpriced and unlikely to be accretive to net income.

“Overall net income of $90 million was up by 37 percent over 2004, while net income per unit of $1.67 represented year-over-year growth of 26 percent.”

The sustained economic boom in the WCSB has brought with it higher general and administrative costs. At the same time, increased corporate governance standards over the past several years have also driven up ongoing costs of doing business. In terms of the wider economy, natural gas prices continued to be very high, driving record industry field activity and higher electricity prices. AltaGas was vigilant in managing costs over the year and continued to work effectively to mitigate effects of the price escalation for industry-related goods and services, from steel pipe and machinery to labour, that has accompanied western Canada's sustained energy boom. Our key competency is to construct and expand facilities on-time and on-budget, bringing on expansions and new construction faster than our competitors. We expect to maintain and strive to improve on this competitive advantage.

The strength of our existing assets and service offerings and our growth plans provide an optimistic earnings outlook. We were the only independent midstream operator in Canada to build new plants in 2005, investing more than $50 million on organic growth in our FG&P segment. We announced nearly $30 million of investment to commission three facilities with combined capacity of 59 Mmcf/d by early 2006, which will contribute to higher earnings in 2006.

“AltaGas was the only independent midstream operator in Canada to build new plants in 2005, investing more than $50 million on organic growth in our FG&P segment.”

We remain committed to growth in financial performance. Earnings drive value creation. Higher earnings and cash flow drive our ability to increase distributions to unitholders. Our goal is to continue delivering sustainable and predictable distributions to our unitholders, supported by sound economics and traditional financial metrics.

DISTRIBUTIONS

AltaGas converted from a corporate to a trust structure on May 1, 2004, with an opening monthly distribution of $0.15 per unit. In August 2005 the Board increased the monthly rate to $0.16 per unit and November saw a one-time distribution of $0.54 per unit in the form of Utility Group shares. We believe earnings growth must remain ahead of cash distribution growth to ensure that we maintain unitholders' equity and the ability to sustain distributions over the long term. As we say: "You need to earn it before you can spend it." We maintain financial flexibility to respond to growth opportunities and to smooth out cyclical variations, and we will increase distributions only when fully supported by our business growth and financial results.

AltaGas' conversion to an income trust has brought clear benefits. From the unitholders' perspective, our ability to distribute cash flow as monthly cash distributions has enhanced unitholder value. However, I believe that a business enterprise's structure does not define its philosophy or ensure its success – the management team does. Our track record speaks strongly in this regard.

GROWTH

AltaGas is well-positioned for growth. We are one of Canada's largest and fastest-growing integrated energy businesses. Our competitive advantages include long operating experience and strategic geographical positioning. There is continued opportunity for growth in our business lines. Our balance sheet is strong and our access to capital is enviable. We have the expert technical and management people required to implement our vision.

> **"AltaGas is positioned to make capital expenditures, for internal growth projects or acquisitions, of up to $100 million over 2006 without going to the equity markets."**

The combination of a strong balance sheet and strong cash flow and net income places us in a very attractive financial position. Following the NGD segment's spin-out, AltaGas has even more capacity to finance capital expenditures for internal growth projects or acquisitions. We can spend up to $100 million over 2006 without going to the equity markets.

In August 2005 the Trust replaced $100 million in unsecured medium-term notes maturing October 4, 2005 with new notes bearing almost 3 percent lower annual interest. The interest savings of approximately $3 million per year (approximately $0.05 per unit) will go directly to the Trust's bottom line and add to distributable cash in 2006. The lower cost of capital will also increase the range of profitable growth options we can consider.

Asset prices are an important issue in the North American energy business. Last year we saw acquisition opportunities in our business lines valued at $2 billion. Although we evaluated numerous possibilities, we concluded that the large ticket opportunities were too expensive to create long-term value for AltaGas' existing unitholders. We believe that it is better to maintain financial discipline than to overpay for assets, and that the returns and cash flows of our combined smaller investments are superior to the larger, expensive offerings we chose not to pursue.

That said, we continue to evaluate acquisition opportunities and we currently see several interesting possibilities. However, if acquisition metrics remain unworkable for long-term value creation, our unitholders should bear in mind that increased cash flows and earnings from existing investments continue to represent a very good return.

AltaGas aims to grow as rapidly as good-quality, favourably priced opportunities allow. On the FG&P side, there are significant opportunities to service the very active natural gas-producing sector throughout the WCSB. Our value-proposition to producers is compelling: AltaGas creates a financial premium by quickly getting natural gas volumes on-stream. Rather than investing in their own gathering and processing infrastructure, producers are able to deploy their capital into their core business.

We are focused on consolidation and expansion of assets in our existing northwest, central and southern areas of the WCSB, which have been experiencing high replacement rates of reserves and where coal bed methane could account for up to 10 percent of our throughput by the end of 2006. In addition, our plan will see us expand further west into new areas for AltaGas, extending our geographic reach. The three processing plants announced in 2005 – at Princess in eastern Alberta, at Clear Prairie in northwest Alberta, and at Blair Creek in northeast B.C. – demonstrate this plan in action. We envision organic growth opportunities, including construction of new facilities and expansion of existing facilities, valued at more than $40 million in 2006 and further opportunities for several years to come in our FG&P segment.

The Power Generation business also presents growth opportunities. We intend to pursue opportunities for renewable energy, as well as for natural gas-fired electricity, increasing our owned and operated power generation capacity when opportunities are supported by long-term contracts. An example of this is our joint venture with Aeolis Wind Power Corporation to pursue the development of the proposed Bear Mountain wind power project near Dawson Creek, B.C. We will also work to build on our success in the Energy Services business, which generates fees in a conservative, low-risk manner.

"Our imperative is profitable growth resulting in real, long-term value creation and sustained returns for unitholders."

In implementing our growth plans, our principal task is to put our unitholders' capital to productive work. Growth is easy; sustainable and profitable growth with genuine value-creation is more difficult. AltaGas is not driven by growth for growth's sake. Our imperative is profitable growth resulting in real, long-term value creation and sustained returns for unitholders. We have a track record of success and we will maintain it.

EMPLOYEES, SAFETY AND COMMUNITY

AltaGas is committed to our more than 480 employees, their workplace safety and their continuous learning and development. AltaGas' safety record continued to be strong in 2005.

Early in 2005 we announced a partnership with the Alberta Shock Trauma Air Rescue Society (STARS). STARS is a charitable organization providing emergency aero-medical transportation to critically ill and injured patients in Alberta and parts of B.C. In September AltaGas announced a donation of $300,000 over a number of years. The funds will support acquisition of new helicopters to expand the STARS service range in a wider variety of flying conditions. These improvements will expand services to all of AltaGas' FG&P facilities, directly benefiting our employees. AltaGas facilities have been entered in the STARS Emergency Link Centre database. Calling the link centre and stating the facility's emergency link number will enable STARS to access detailed information including a GPS location, navigational information and proximity to highways, hospitals and other emergency services.

AltaGas continues to be an active participant in the communities where we live and work. Last year we received Platinum status from the United Way of Calgary and Area for the tenth year out of the past twelve, signifying that more than 90 percent of employees contributed to our annual campaign. We raised $206,000, up substantially over 2004. The campaign was honoured with the Spirits of Gold Award of Excellence in its category by United Way of Calgary and Area, recognizing AltaGas' commitment to the community.

To support our employees' retirement planning, AltaGas moved from an optional registered retirement savings plan to a defined-contribution pension plan in 2005. Every employee now receives an employer contribution into the plan, and further employee contributions are partially employer-matched. The pension plan is just one example of the many ways that AltaGas seeks to continually enhance programs and services, whether for customers or employees. Our efforts continue to gain recognition. For the past four consecutive years, MediaCorp has named AltaGas one of Canada's Top 100 Employers.

"MediaCorp has named AltaGas one of Canada's Top 100 Employers for the past four consecutive years."

Let me express my gratitude to all of AltaGas' employees in all our locations for their continued efforts to make AltaGas the successful, profitable and growing enterprise it continues to be. In addition, I would like to express my appreciation to the employees of AltaGas Utilities Inc. who are leaving the fold after having been with us since 1998. They have the skills and experience to remain one of Canada's best and safest utilities, and will carry on the task of taking AltaGas Utilities Inc. to new performance levels. I believe that they are the cornerstone of the continued success of Utility Group.

Thanks to the high quality of the AltaGas team, and to the continued support of our unitholders, I look forward to the coming year with optimism.

DAVID W. CORNHILL
Chairman, President
and Chief Executive Officer

Well Connected to Investors

BOARD OF DIRECTORS

ROBERT B. HODGINS
Director

DENIS C. FONTEYNE
Director

DAVID W. CORNHILL
Chairman, President and Chief Executive Officer

ALLAN L. EDGEWORTH
Director



JOHN B. BREEN
Director

DARYL H. GILBERT
Director

DAVID F. MACKIE
Director

MYRON F. KANIK
Lead Director

Corporate Governance



As members of the Board of Directors of AltaGas General Partner Inc., elected by the Trust at the direction of the unitholders to manage or supervise the management, business and affairs of the Trust, it is our responsibility to ensure that the interests of unitholders and other stakeholders are properly represented. To that end, the Board of Directors has assumed responsibility for stewardship of the Trust and has developed standards and procedures for its operations that meet the highest standards of governance. We regularly review the activities of the Trust with a view to ensuring its business affairs are conducted appropriately, with the honesty, integrity, transparency and accountability that unitholders expect. We are committed to continuing to direct the activities of the Trust to those high standards.

On behalf of the Board of Directors:

MYRON F. KANIK
Lead Director

AltaGas believes that good governance improves performance and benefits all unitholders. AltaGas is committed to the highest standards of governance. The following is a summary of the Trust's Governance Practices. A more detailed description of the Trust's practices can be found in the Trust's Information Circular filed on the SEDAR system.

STATEMENT OF GOVERNANCE PRACTICES

Mandate of the Board

The Board of Directors of the General Partner exercises overall responsibility for the management and supervision of the affairs of the Trust. This includes the appointment of the Chief Executive Officer and senior officers of AltaGas Ltd. and AltaGas General Partner Inc., approval of their compensation and monitoring of the Chief Executive Officer's performance.

The Board of Directors also reviews and adopts an annual strategic plan. Key objectives, as well as quantifiable operational and financial targets, and systems for the identification, monitoring and mitigation of principal business risks are incorporated into the annual strategy review.

The Board of Directors ensures that a process is established that adequately provides for succession planning, including the appointing, training and monitoring of senior management.

In 2005 the Board of Directors approved an Accounting and Auditing Irregularity Reporting Policy.

BOARD COMPOSITION

The Board currently comprises eight Directors, seven of whom are independent. Mr. David Cornhill, Chairman, President and Chief Executive Officer of AltaGas General Partner Inc., is the only member of the Board of Directors who is also a member of management.

Board Committees

The Board has four standing committees: Governance; Audit; Environment and Safety; and Human Resources and Compensation. The Governance, Audit and Human Resources and Compensation committees are composed of only non-management, independent directors. The Environment and Safety Committee includes a majority of non-management, independent directors. The Chairman, President and Chief Executive Officer of AltaGas General Partner Inc. serves on the Environment and Safety Committee. Each of the committees has a Board of Directors-approved mandate that prescribes its composition and responsibilities, as well as administrative duties.

Governance Committee

The Governance Committee is responsible for identifying individuals qualified to become Board of Director members, and recommends to the Board of Directors proposed nominees for election to the Board of Directors, and Board of Directors compensation. The Committee is also responsible for reviewing, reporting and providing recommendations for improvement to the Board with respect to all aspects of governance. The Governance Committee, on a periodic basis, assesses the effectiveness of the Board of Directors as a whole, the Committees of the Board of Directors and the contributions of individual members. As well, the Committee is responsible for the orientation and education of new members of the Board of Directors and continuing development of existing members of the Board of Directors.

Audit Committee

The Audit Committee comprises three independent and financially literate Directors who oversee the Trust's financial reporting process on behalf of the Board of Directors. The Audit Committee reviews, reports and provides recommendations to the Board of Directors on the annual and interim financial statements, including the completeness and accuracy of financial reporting of the Trust; the adequacy of risk management processes; the adequacy of its internal control system for financial reporting and disclosure; and the appointment, terms of engagement, provision of non-audit services and proposed fees of the independent auditor. The Audit Committee meets regularly in-camera with the external auditor and the Trust's Internal Audit department without management present.

Environment and Safety Committee

The Environment and Safety Committee is responsible for reviewing, reporting and making recommendations to the Board of Directors on the Trust's policies and procedures with respect to environment and occupational health and safety.

Human Resources and Compensation Committee

The Human Resources and Compensation Committee reviews, reports and provides recommendations to the Board of Directors on the compensation of the Chief Executive Officer and the appointment and compensation of senior corporate officers, succession plans, the compensation policy for all other employees and the approval of all grants of unit options.

Management's Discussion and Analysis

How we performed in 2005



Net Income per Basic Unit ($)
0.50 0.70 0.84 1.33 1.67
0
01 02 03 04 05

Cumulative average growth of 35%

page 24



Funds from Operations per Basic Unit ($)
1.31 1.67 1.98 2.20 2.37
0
01 02 03 04 05

Cumulative average growth of 16%

page 40



Invested Capital ($ millions)
207.4 175.0 74.3 134.3 90.2
0
01 02 03 04 05

Total of $681.2 million invested in last five years

page 37



Debt as a Percent of Total Capitalization (%)
58.5 55.3 52.2 42.6
0
01 02 03 04 05

Below target of 40-45% to support growth strategy

page 41

$90.3 MILLION
NET INCOME
page 24

$128.2 MILLION
FUNDS FROM OPERATIONS
page 40

$1.1 BILLION
TOTAL ASSETS
page 23

$269.0 MILLION
TOTAL DEBT
page 41

2005 Performance Drivers

- *Strong operating performance and contributions from acquisitions and expansions*
- *Higher power prices received*
- *Gain on sale of Taylor NGL Limited Partnership units*
- *Spin-out of Natural Gas Distribution segment in mid-November 2005*
- *Higher costs due to expansions and growth of the business*

Net Revenue

10.9
29.0
23.5
120.1
57.8
58.0

- Field Gathering and Processing
- Extraction and Transmission
- Power Generation
- Energy Services
- Natural Gas Distribution
- Corporate

Before intersegment eliminations page 70

Operating Income


5.6
6.2
24.1
48.7
30.4
Field Gathering and Processing
Extraction and Transmission
Power Generation
Energy Services
Natural Gas Distribution

Excluding Corporate Segment page 27

Invested Capital

18.4
11.2
53.4
5.6
1.6

- Field Gathering and Processing
- Extraction and Transmission
- Energy Services
- Natural Gas Distribution
- Corporate

page 37

Maintenance Capital

2.0
3.5
1.4
1.1

- Field Gathering and Processing
- Extraction and Transmission
- Energy Services
- Natural Gas Distribution

page 37

$296.9 MILLION
NET REVENUE
page 24

$108.1 MILLION
OPERATING INCOME
page 27

$90.2 MILLION
INVESTED CAPITAL
page 37

$8.0 MILLION
MAINTENANCE CAPITAL
page 37

Contents

Overview

20 Distributions
21 Disposition of Natural Gas Distribution Business
22 Overview of the Business and Strategy
23 Consolidated Results
25 Non-GAAP Financial Measures

Segments

27 Field Gathering and Processing and Extraction and Transmission
32 Power Generation and Energy Services
35 Natural Gas Distribution
36 Corporate
37 Invested Capital

Liquidity

39 Financial Instruments
40 Liquidity and Capital Resources

Other

45 Fourth Quarter Highlights
45 Eight-Quarter Results Summary
46 Sensitivity Analysis

The Management's Discussion and Analysis (MD&A) of operations and financial statements presented herein reports on a continuity-of-interest accounting basis which recognizes AltaGas Income Trust (AltaGas or the Trust) as the successor to AltaGas Services Inc. (ASI). This MD&A dated March 1, 2006 is a review of the results of operations and the liquidity and capital resources of the Trust for the year ended December 31, 2005, compared to 2004. It should be read in conjunction with the accompanying audited Consolidated Financial Statements and Notes thereto of the Trust for the year ended December 31, 2005.

This MD&A contains forward-looking statements. When used in this MD&A, the words "may", "would", "could", "will", "intend", "plan", "anticipate", "believe", "seek", "propose", "estimate", "expect", and similar expressions, as they relate to the Trust or an affiliate of the Trust, are intended to identify forward-looking statements. In particular, this MD&A contains forward-looking statements with respect to, among other things, business objectives, expected growth, results of operations, performance, business projects and opportunities and financial results. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. Such statements reflect the Trust's current views with respect to future events based on certain material factors and assumptions and are subject to certain risks and uncertainties, including without limitation, changes in market, competition, governmental or regulatory developments, general economic conditions and other factors set out in the Trust's public disclosure documents. Many factors could cause the Trust's actual results, performance or achievements to vary from those described in this MD&A, including without limitation those listed above. These factors should not be construed as exhaustive. Should one or more of these risks or uncertainties materialize, or should assumptions underlying forward-looking statements prove incorrect, actual results may vary materially from those described in this MD&A as intended, planned, anticipated, believed, sought, proposed, estimated or expected, and such forward-looking statements included in, or incorporated by reference in this MD&A, should not be unduly relied upon. Such statements speak only as of the date of this MD&A. The Trust does not intend, and does not assume any obligation, to update these forward-looking statements. The forward-looking statements contained in this MD&A are expressly qualified by this cautionary statement.

Additional information relating to AltaGas can be found on its website at www.altagas.ca. The continuous disclosure materials of the Trust, filed as AltaGas Services Inc. prior to May 1, 2004, including its annual MD&A and audited financial statements, Annual Information Form, Information Circular and Proxy Statement, material change reports and press releases issued by the Trust, are also available through the Trust's website or directly through the SEDAR system at www.sedar.com.

ALTAGAS INCOME TRUST

On April 29, 2004, the securityholders of ASI voted in favour of a plan of arrangement to reorganize the business of ASI into an open-ended investment trust effective May 1, 2004. For each common share of ASI, shareholders received either one unit of the Trust (trust unit) or one exchangeable unit of AltaGas Holding Limited Partnership No. 1 (AltaGas LP#1) or AltaGas Holding Limited Partnership No. 2 (AltaGas LP#2) (trust units and exchangeable units being collectively units). As a result of implementing the reorganization, the Trust now indirectly holds through its subsidiaries and partnerships all of the assets, liabilities and businesses formerly owned by ASI. The material businesses are operated by AltaGas Ltd., AltaGas Operating Partnership, AltaGas Limited Partnership, AltaGas Power Holdings Partnership and AltaGas Pipelines Partnership, as well as AltaGas Utilities Inc. until November 17, 2005 (collectively the operating subsidiaries). The cash flow of the Trust is solely dependent on the results of the operating subsidiaries and is derived from interest earned on loans to the operating subsidiaries and from dividends or returns of capital from equity interests held within the trust structure.

AltaGas General Partner Inc., through its Board of Directors, the members of which are elected by the Trust at the direction of the holders of the units, manages or supervises the management of the business and affairs of the Trust. AltaGas Ltd. provides all management, administrative and operating services to the Trust and its subsidiaries.

DISTRIBUTIONS

AltaGas' distributions are determined giving consideration to the ongoing sustainable distributable cash flow as impacted by the consolidated net income, maintenance and growth capital and debt repayment requirements of the Trust. The Trust targets to pay substantially all of its ongoing sustainable distributable cash flow through regular monthly distributions made to unitholders.

On April 29, 2004, the Trust announced it would commence monthly distributions of $0.15 for each trust unit and exchangeable unit on June 15, 2004. AltaGas pays cash distributions on the 15th day of each month to unitholders of record on the 25th day of the previous month or in each case the following business day if the payment date or record date falls on a weekend or holiday.

On August 10, 2005, the Trust's monthly cash distribution was increased to $0.16 per unit, an increase of 7 percent from $0.15 per unit, payable to unitholders of record on August 25, 2005. For the year ended December 31, 2005, AltaGas declared cash distributions of $1.85 per unit, amounting to $100.0 million. In addition to the cash distributions shown in the following table, on November 17, 2005, the Trust completed the spin-out of its 100 percent owned subsidiary AltaGas Utility Group Inc. (Utility Group) into a separate, publicly traded corporation. As a result of the spin-out, the Trust issued one common share of Utility Group (valued at $7.50 per share) for every 13.9592 trust units held on November 14, 2005.

The following table summarizes AltaGas' dividend and distribution declaration history[1]:

($ per unit)	2005	2004	2003
First quarter	**0.45**	0.11	0.08
Second quarter	**0.45**	0.30	0.08
Third quarter	**0.47**	0.45	0.11
Fourth quarter	**0.48**	0.45	0.11
Distribution of shares[2]	**0.54**	–	–
	2.39	1.31	0.38

(1) Dividends were paid to shareholders from first quarter 2001 through first quarter 2004. The trust conversion occurred in May 2004 and monthly distributions were declared to unitholders beginning in May 2004.
(2) One share of Utility Group was issued for every 13.9592 trust units held on November 14, 2005.

On May 20, 2004, AltaGas adopted a *Premium Distribution™, Distribution Reinvestment and Optional Unit Purchase Plan* (DRIP) for eligible holders of trust units and exchangeable units of AltaGas Income Trust, AltaGas LP#1 and AltaGas LP#2. DRIP participation generated $27.7 million in new equity through the issuance of 1.1 million trust units for the year ended December 31, 2005. Since the DRIP was introduced in May 2004, a total of $37.8 million of new equity has been contributed for a total of 1.7 million new units as of December 31, 2005. Complete details on DRIP are available on the AltaGas website at www.altagas.ca.

Assuming a unit was held throughout 2005, for income tax purposes the Trust expects approximately 60 percent of the total distributions declared in 2005 to be taxed as property income, 5 percent as capital gains and 35 percent as return of capital. For most unitholders, the return of capital amount will reduce the cost base of their trust units for purposes of calculating the capital gains amount upon disposition of their units. Unitholders should seek independent tax advice in respect of the consequences to them of acquiring, holding and disposing of units.

DISPOSITION OF NATURAL GAS DISTRIBUTION BUSINESS

On November 17, 2005, AltaGas completed the spin-out of Utility Group through a series of transactions described below. Utility Group owns 100 percent of AltaGas Utilities Inc. (AltaGas Utilities), a one-third interest in Inuvik Gas Ltd. (Inuvik Gas) and a 24.9 percent interest in Heritage Gas Limited (Heritage Gas). Prior to the spin-out these entities comprised the Natural Gas Distribution (NGD) segment of the Trust.

The spin-out of Utility Group was completed through the following transactions:

- Immediately prior to the spin-out, Utility Group acquired from AltaGas LP#1 all the issued and outstanding shares of AltaGas Utility Holdings Inc., a wholly owned subsidiary that held the NGD business, in exchange for 7,800,000 shares issued from Utility Group's treasury;
- Unitholders of the Trust received one common share of Utility Group for each 13.9592 trust units held on November 14, 2005 (total common shares of Utility Group distributed – 3,899,895);
- The Trust completed a secondary offering of 1,716,000 common shares at the price of $7.50 per share for net proceeds of $10.7 million, which was used to repay bank debt; and
- Utility Group completed its initial public offering of 390,000 common shares at the same price of $7.50 per share for net proceeds of $2.7 million. The transaction resulted in a 1.3 percent reduction of the Trust's interest in Utility Group to 26.7 percent.

Upon completion of the transactions described above, the Trust retained 2,184,010 common shares of Utility Group. Subsequent to the change in the Trust's ownership interest in Utility Group, the investment is accounted for using the equity method with no restatement to prior periods.

Concurrent with the spin-out, AltaGas settled amounts due from Utility Group and used the net proceeds of $74.7 million to settle bank debt.

OVERVIEW OF THE BUSINESS AND STRATEGY

The Trust's vision is to be the leading integrated energy enterprise in Canada and to generate long-term value for its unitholders by pursuing operational excellence and continuing its growth and expansion through the successful execution of key strategies in each of its businesses.

AltaGas transports, processes and sells energy to create value. AltaGas:

- Physically gathers, processes and transports natural gas;
- Extracts ethane and natural gas liquids (NGLs) from natural gas;
- Markets natural gas and electrical power; and
- Converts energy across and along the energy value chain to create higher value-added products.

AltaGas' mix of assets provides stable revenue streams with minimal or managed exposure to commodity prices and has long-term cash flows. Going forward, AltaGas intends to grow each of its business segments and manage risks such as commodity prices, natural gas supply and counterparty and geographic concentration in a conservative manner.

To build long-term value, AltaGas' financial strategy is to focus on net income, as well as cash flow and return on equity. AltaGas will continue to grow its equity to maintain a strong balance sheet to support its growth strategy, which in turn supports strong and stable cash flow available for distribution to unitholders.

During the year the Trust continued to grow its integrated energy business through internal expansions and development of the Trust's current portfolio of assets, as well as through the acquisition of businesses that complement AltaGas' current operations.

Strategy

AltaGas' track record of successful strategy execution has made it a leading Canadian integrated energy trust. The Trust's strategy is to deliver sustainable and increasing earnings and cash flow through the growth and diversification of its businesses, which capitalize on the integrated energy value chain.

By positioning the Trust strategically along the energy value chain, AltaGas links energy producers to energy users. AltaGas has expanded its business since inception to serve the growing demand for natural gas and power and has developed a portfolio of assets in business and geographic areas in which it has competitive advantages and expertise.

The objective of the Trust is to grow and operate its businesses in a manner that builds long-term value and delivers stable results. In order to achieve its objective the Trust will:

- Grow its energy asset base by seeking opportunities for development, expansion and acquisition in the natural gas, NGL and power businesses in Canada and the northern United States;
- Maintain existing assets and any acquired assets in a manner that provides predictable cash flow;
- Focus on energy assets that are diversified in terms of their revenue source, contractual terms, exposure to industry cycles and geographic location;
- Build on the current mix of assets which provides a combination of cost-of-service, fixed-fee, and margin-based revenue; revenue streams that are relatively predictable, with minimal or managed exposure to commodity prices; and a long-term cash flow horizon; and
- Continue to evaluate opportunities and expand its businesses along the energy value chain in a manner that is accretive to unitholders and that ensures concentrations of risk are minimized and long-term stable cash flows are provided.

AltaGas pursues opportunities along the energy value chain that offer strong financial returns and growth potential. AltaGas' management believes that North America's natural gas producing regions will continue to require significant investment in drilling and field development to support the levels of production seen in 2005 and that natural gas prices will remain high over the next decade as consuming markets continue to compete for supply. North American power demand has also grown steadily for many decades and management expects power demand to continue to grow in the future. Management has a fundamental view that power prices, over the long term, will support the construction of new generation to meet new demand and replace retired assets.

In 2005 AltaGas increased the number of reporting segments from three to six – Field Gathering and Processing (FG&P), Extraction and Transmission (E&T), Power Generation, Energy Services, Natural Gas Distribution and Corporate. The FG&P segment includes natural gas gathering and processing facilities. The E&T segment includes ethane and NGL extraction plant interests and transmission pipelines. Power Generation includes power purchase arrangements (PPAs) and gas-fired peaking plants. Energy Services includes energy management services, gas services and a small portfolio of oil and gas production. The NGD segment included AltaGas' wholly owned subsidiary AltaGas Utilities, the Trust's one-third interest in Inuvik Gas and a 24.9 percent interest in Heritage Gas until November 17, 2005, when it was spun-out.

Highlights and Summary of Results

During 2005, AltaGas:

- Generated net income of $90.3 million, compared to $65.8 million for 2004 and $38.3 million for 2003;
- Generated funds from operations of $128.2 million, compared to $108.6 million for 2004 and $90.2 million for 2003;
- Recorded an after-tax gain of $7.9 million related to its investment in Taylor NGL Limited Partnership (Taylor);
- Completed the issuance of $100.0 million of senior unsecured medium-term notes (MTNs) on August 30, which carry a coupon rate of 4.41 percent. The proceeds of the issuance were used to repay bank debt;
- Repaid $100.0 million of MTNs issued in October 2000;
- Completed the spin-out of its NGD business into a separate, publicly traded company, Utility Group, on November 17. The spin-out resulted in a share distribution of Utility Group valued at an additional $0.54 for each trust unit, enhancing total unitholder return for the year;
- Acquired the 24 Mmcf/d Blair Creek sweet gas processing facility, expanded Marten Creek and Windfall and constructed the Shaunavon facility, adding a total of 49 Mmcf/d of processing capacity;
- Reduced debt by $90.5 million, resulting in a debt-to-total capitalization at December 31 of 36.0 percent, compared to 42.6 percent at the end of 2004; and
- Completed the acquisition of substantially all of the assets and liabilities of iQ2 Power Corp. (iQ2) on November 3.

CONSOLIDATED RESULTS

Consolidated Financial Results

($ millions)	**2005**	2004	2003[(1)]
Revenue	**1,502.3**	864.6	710.6
Net revenue[(2)]	**296.9**	250.4	217.3
EBITDA[(2)]	**155.5**	133.4	121.9
Net income	**90.3**	65.8	38.3
Total assets	**1,068.3**	1,108.6	919.3
Total long-term liabilities	**334.7**	323.7	468.9
Net additions to capital assets	**(139.4)**	101.6	52.6
Cash flows			
Funds generated from operations[(2)]	**128.2**	108.6	90.2
Distributable cash[(2)(3)]	**120.2**	102.2	79.6
Distributions/dividends paid[(4)]	**99.2**	58.7	17.3

($ per unit, basic)			
EBITDA[(2)]	**2.88**	2.70	2.68
Net income	**1.67**	1.33	0.84
Cash flows			
Funds generated from operations[(2)]	**2.37**	2.20	1.98
Distributable cash[(2)(3)]	**2.23**	2.07	1.75
Distributions/dividends paid[(4)]	**1.84**	1.31	0.38
Units outstanding (millions)			
Weighted average number of units outstanding for the period (basic)	**54.0**	49.4	45.5
End of period	**54.6**	53.2	45.7

(1) This period has been restated for the impacts of the adoption of CICA Handbook requirement for accounting for asset retirement obligations.

(2) Non-GAAP financial measure. See discussion in the following section of the MD&A.

(3) Based on cash from operations and is not impacted by investing and financing activities, therefore does not include proceeds of $12.8 million from sale of units of Taylor or net proceeds of $10.7 million from the sale of shares of Utility Group in 2005.

(4) Distributions paid of $0.16 per unit per month commencing in September 2005. From June 2004 to August 2005 distributions of $0.15 per unit per month were paid. In the first quarter of 2004 dividends of $0.11 per share were paid. In addition to cash distributions, unitholders of record on November 14, 2005 received one share of AltaGas Utility Group Inc. (valued at $7.50 per share) for every 13.9592 trust units held, providing additional value of $29.3 million, or $0.54 per unit.

2005 CONSOLIDATED FINANCIAL REVIEW

This section provides an overview of AltaGas' financial performance based on the audited annual Consolidated Financial Statements included in the 2005 Annual Report. All references to per unit amounts pertain to basic units outstanding for the period. Certain prior-year figures have been reclassified to conform to the current year's presentation.

Net income for the year ended December 31, 2005 was $90.3 million ($1.67 per unit), compared to $65.8 million ($1.33 per unit) for the year ended December 31, 2004. Net income increased by 37 percent due to full-year operations of 2004 acquisitions, higher power prices received, gains on the disposition of investments, lower interest expense as a result of lower average debt balances and lower interest rates, and lower income taxes. The increases to net income were partially offset by higher operating and administrative and amortization costs, higher power transmission and generation costs and the spin-out of the NGD business.

Net income for the year ended December 31, 2005 included an after-tax gain of $7.9 million on the disposition of 1.4 million units of Taylor and a related dilution gain.

Funds generated from operations for 2005 were $128.2 million, compared to $108.6 million in 2004. The increase was primarily due to higher net income and distributions from equity investments.

On a consolidated basis, net revenue for the year ended December 31, 2005 was $296.9 million, an increase of 19 percent from $250.4 million in 2004. The increase was due to the full-year impact of the third quarter 2004 acquisition of the Edmonton Ethane Extraction Plant (EEEP, $10 million), the full-year impact of the fourth quarter 2004 acquisition of PremStar ($11 million), higher average prices received on power sales ($10 million), and gains from the disposition of Taylor units ($9.2 million). In the FG&P segment, expansions and acquisitions, higher processing fees and higher operating cost recoveries increased net revenue by approximately $8 million. These increases were slightly offset by the spin-out of the NGD segment on November 17, 2005 ($2 million), and the reduction of equity income related to the reduction in ownership interest in the Taylor investment.

In the extraction component, Power Generation, Energy Services and NGD segments, net revenue better reflects performance than does revenue, as changes in the market price of natural gas and power affect both revenue and cost of goods sold.

Operating and administrative expenses for 2005 were $141.4 million, compared to $117.0 million in 2004. The net increase in operating and administrative expenses of $24.4 million was due to growth in operations, higher operating costs which are recovered from customers, increased power transmission and generation costs, higher repair and maintenance costs, higher general corporate expenses to support the growth of the Trust and costs incurred to meet new certification requirements for reporting issuers mandated by the Canadian Securities Administrators. The increases were offset by lower costs resulting from the spin-out of the NGD segment.

Earnings before interest, taxes, depreciation and amortization (EBITDA) were $155.5 million in 2005, an increase of 17 percent, compared to $133.4 million in 2004.

Amortization expense for 2005 increased to $47.4 million from $41.8 million in 2004. The higher expense was mainly due to increases in capital assets resulting from acquisitions and internal expansion projects, and higher depletion expense related to the Trust's oil and gas properties.

Interest expense for 2005 was $19.1 million, a decrease of $2.1 million from $21.2 million in 2004. The decrease was due to lower average debt balances (2005 average debt balance – $326.1 million, 2004 average debt balance – $359.6 million) resulting from the Trust's equity issue in June 2004, proceeds related to the November 17, 2005 spin-out of the NGD segment used to repay $85.4 million of debt, and to higher funds generated from operations in 2005, partially offset by interest on a capital lease acquired in the third quarter of 2004. Also contributing to the lower interest expense were lower average borrowing rates on existing credit facilities due to a higher proportion of outstanding debt being underpinned by interest rate swaps, and reduced interest costs associated with the issuance of the new MTNs in August 2005.

As a result of AltaGas' conversion to an income trust, and consequently intercompany interest expense reducing taxable income, amortization expense now exceeds capital cost allowance claimed, resulting in a reversal over time of the Trust's future income tax liability.

In 2005 the Trust recorded an income tax recovery of $1.3 million compared to an income tax expense of $4.6 million in 2004. The decrease in income tax expense reflected AltaGas as an income trust for a full year compared to eight months in 2004. In addition, the 2005 income tax expense was impacted by a true-up of future tax balances as well as an additional tax expense in respect of the spin-out of the NGD business. Current income tax expense was recorded as a result of the NGD segment, which operated as regulated businesses under utility board regulation until its spin-out in November 2005, as well as Large Corporations Tax for all the Trust's subsidiaries.

NON-GAAP FINANCIAL MEASURES

AltaGas provides certain financial measures in this MD&A that do not have a standardized meaning prescribed by Canadian generally accepted accounting principles (GAAP). These non-GAAP financial measures may not be comparable to similar measures presented by other entities.

The purpose of these financial measures and their reconciliation to GAAP financial measures is shown below. All of the measures have been calculated consistent with previous disclosures by AltaGas.

Net Revenue

($ millions)	**2005**	2004	2003
Net revenue	**296.9**	250.4	217.3
Add: cost of sales	**1,205.4**	614.2	493.3
Revenue (GAAP financial measure)	**1,502.3**	864.6	710.6

In the Power Generation, Energy Services and NGD segments and the extraction business, net revenue is a better measure of business performance than revenue as changes in the market price of power, natural gas and NGLs purchased for resale affect both revenue and the cost of sales. Net revenue also better reflects growth in the business.

Operating Income

($ millions)	**2005**	2004	2003
Operating income	**108.1**	91.6	83.6
Add (deduct): interest	**(19.1)**	(21.2)	(22.1)
income taxes	**1.3**	(4.6)	(23.2)
Net income (GAAP financial measure)	**90.3**	65.8	38.3

AltaGas reports segmented operating income in the Notes to the Consolidated Financial Statements. Corporate operating and administrative expenses were not allocated to business segments beginning in 2005.

EBITDA

($ millions)		2005	2004	2003
EBITDA		**155.5**	133.4	121.9
Add (deduct):	amortization	**(47.4)**	(41.8)	(38.3)
	interest	**(19.1)**	(21.2)	(22.1)
	income taxes	**1.3**	(4.6)	(23.2)
Net income (GAAP financial measure)		**90.3**	65.8	38.3

EBITDA is provided to assist in understanding the Trust's ability to generate cash and cover interest payments.

Funds Generated from Operations

($ millions)	2005	2004	2003
Funds generated from operations	**128.2**	108.6	90.2
Add (deduct): net change in non-cash working capital and other	**(15.9)**	39.1	6.3
Cash from operations (GAAP financial measure)	**112.3**	147.7	96.5

Funds generated from operations is provided to assist in determining the Trust's ability to generate cash from operations, after interest and taxes, without regard to changes in the Trust's non-cash working capital in the period.

Distributable Cash

($ millions)		2005	2004	2003
Distributable cash		**120.2**	102.2	79.6
Add (deduct):	maintenance capital expenditures	**8.0**	6.4	10.6
	net change in non-cash working capital and other	**(15.9)**	39.1	6.3
Cash from operations (GAAP financial measure)		**112.3**	147.7	96.5
Distributable cash flow per unit		**2.23**	2.07	1.75

The Trust's distributable cash flow is equal to consolidated funds generated from operations before changes in non-cash working capital, after providing for maintenance capital expenditures. Distributable cash flow is not a defined performance measure under GAAP and distributable cash cannot be assured. The Trust's calculation of distributable cash flow may differ from similar calculations used by comparable entities. Distributable cash flow is a main performance measure by management and investors to evaluate performance of the Trust and its operating subsidiaries.

In the first quarter of 2005, AltaGas sold 1.4 million units of Taylor for gross proceeds of $12.8 million. In the fourth quarter of 2005, the Trust sold 1.7 million common shares of Utility Group for net proceeds of $10.7 million. As the Trust's distributable cash is based on cash from operations net of the change in non-cash working capital and other and maintenance capital expenditures, it is not impacted by changes to cash resulting from investing or financing activities and hence does not include the proceeds from the sale of Taylor units or Utility Group common shares.

RESULTS OF OPERATIONS BY SEGMENT

In 2005, AltaGas reassessed its operating businesses, and consequently is reporting consolidated financial and operating results for 2005 on the basis of six segments: FG&P, E&T, Power Generation, Energy Services, NGD and Corporate. The FG&P segment includes natural gas gathering and processing facilities. The E&T segment includes ethane and NGL extraction plant interests and transmission pipelines. Power Generation includes power purchase arrangements and gas-fired peaking plants. Energy Services includes energy management services, gas services and a small portfolio of oil and gas production. The NGD segment includes AltaGas' wholly owned subsidiary, AltaGas Utilities, the Trust's one-third interest in Inuvik Gas and a 24.9 percent interest in Heritage Gas. On November 17, 2005 the Trust spun out the NGD segment into a separate, publicly traded corporation, Utility Group, of which the Trust maintains a 26.7 percent interest.

AltaGas will report the results of its interest in Utility Group in the new Corporate segment along with its investment in Taylor, and corporate operating and administrative costs. For comparative purposes and because 2004 and 2003 segmented information has not been restated to conform with the presentation of the new segments for the year ended

December 31, 2005, the following analysis shows the operations by segment for 2004 and 2003 based on the three operating segments reported in those years.

Operating Income

($ millions)	**2005**	2004	2003(1)
Gathering and Processing	–	45.4	42.3
Field Gathering and Processing (2)	**24.1**	–	–
Extraction and Transmission (2)	**30.4**	–	–
Power Generation (3)	**48.7**	–	–
Energy Services	**5.6**	38.3	32.6
Natural Gas Distribution	**6.2**	7.9	8.7
Corporate	**(6.9)**	–	–
	108.1	91.6	83.6

(1) Restated for the impact of asset retirement obligation accounting.
(2) Included in the Gathering and Processing segment in 2004 and 2003.
(3) Included in the Energy Services segment in 2004 and 2003.

FIELD GATHERING AND PROCESSING AND EXTRACTION AND TRANSMISSION

The FG&P and E&T segments' 2004 and 2003 results have been combined in each of the years for the purposes of discussion and analysis, as it is not practical to separate costs allocated to the Gathering and Processing segment in 2004 and 2003. In 2005, some of these costs are reported in the Corporate segment, whereas in the comparative periods they are included in the operating segments.

Financial Results

($ millions)	**2005**	2004	2003(1)
Revenue			
Gathering and Processing	–	222.6	174.1
Field Gathering and Processing	**131.8**	–	–
Extraction and Transmission	**181.3**	–	–
	313.1	222.6	174.1
Net revenue			
Gathering and Processing	–	160.1	137.8
Field Gathering and Processing	**120.1**	–	–
Extraction and Transmission	**58.0**	–	–
	178.1	160.1	137.8
Operating and administrative expense			
Gathering and Processing	–	88.5	71.9
Field Gathering and Processing	**75.3**	–	–
Extraction and Transmission	**20.1**	–	–
	95.4	88.5	71.9
Amortization expense			
Gathering and Processing	–	26.2	23.6
Field Gathering and Processing	**20.7**	–	–
Extraction and Transmission	**7.5**	–	–
	28.2	26.2	23.6
Operating income			
Gathering and Processing	–	45.4	42.3
Field Gathering and Processing	**24.1**	–	–
Extraction and Transmission	**30.4**	–	–
	54.5	45.4	42.3

(1) Restated for the impact of asset retirement obligation accounting.

Operating Statistics	**2005**	2004	2003
Field Gathering and Processing			
Capacity (Mmcf/d)[1]	**962**	913	861
Throughput (gross Mmcf/d)[2]	**573**	558	523
Throughput (gross average annual Mmcf/d)	**563**	560	520
Capacity utilization (percent)[2]	**60**	61	61
Average working interest (percent)[1]	**90**	90	90
Extraction			
Inlet capacity (Mmcf/d)[1]	**539**	539	349
Production (Bbls/d)[3]	**19,357**	13,436	7,575
Transmission volumes (Mmcf/d)[2][4]	**432**	432	403

(1) As at December 31.
(2) Fourth quarter average.
(3) Average for the period.
(4) Excludes condensate pipeline volumes.

Business Activities

The FG&P segment included more than 6,000 kilometres of associated raw natural gas gathering lines, which moved natural gas from producing wells to AltaGas' 71 natural gas field gathering and processing facilities in 2005.

The E&T segment includes interests in four ethane and NGL extraction plants, one field fractionation facility and six transmission pipelines.

The Trust's field gathering and processing facilities remove impurities and certain hydrocarbon components from natural gas and compress the gas to meet the operating specifications of downstream pipeline systems that deliver gas to domestic and export energy markets. At the end of 2005, AltaGas had total processing capacity of 962 Mmcf/d, including 242 Mmcf/d of sour gas capacity, and operated 68 of its 71 processing facilities.

The vast majority of AltaGas' gathering and processing contracts with natural gas producers are volumetric fee-for-service, based on a rate per mcf of throughput. Volumetric fee structures may include provisions for recovery of actual operating costs, which mitigates the financial risk related to volume variability and operating costs. Approximately 76 percent of contracts in place at December 31, 2005 were subject to annual price escalation clauses related to changes in the Alberta Consumer Price Index. This "toll-for-service" structure avoids exposure to commodity price risk, as revenues are a function of volumes processed. AltaGas' investment is generally protected by the life of reserves behind the facility, since producing wells typically remain connected to a gathering and processing system for their entire productive lives.

AltaGas owns extraction plant capacity through its working interests in four ethane and NGL extraction plants and one wholly owned field fractionation facility. These extraction assets provide stable fixed-fee or cost-of-service type revenues, as well as margin-based revenues. The key driver of performance in extraction is ethane and NGL production volumes. In 2005 ethane volumes represented approximately 68 percent of AltaGas' net extraction production and the remaining 32 percent was NGL production.

AltaGas' net share of ethane production is sold through long-term cost-of-service or fixed-fee arrangements that bear no commodity price risk. The sales price received under these contracts provides for a return on and of capital and the recovery of certain operating costs, including shrinkage make-up gas attributable to that production. AltaGas' share of ethane production is sold at the outlet of the plants, with the product purchaser responsible for all downstream transportation and handling.

AltaGas' net NGL production is sold under a variety of arrangements. Approximately 78 percent of net NGL production is sold under long-term, fixed-fee arrangements. These volumes do not bear commodity price risk. The revenue from this portion of NGL sales and AltaGas' ethane sales provide a stable, predictable cash flow base.

On the portion of the extraction production that is not sold under fixed-fee sales, cost-of-service contracts, or operating cost recoveries, performance is subject to the price spread between NGLs extracted and the natural gas purchased to make up the heating value of the NGLs extracted (known in the industry as "frac spread").

Approximately 17 percent of AltaGas' net NGL production, or 5 percent of total extraction production, is sold under short-term contracts subject to frac spread. The remaining 5 percent of net NGL production is sold under a profit-and-loss arrangement. If commodity prices or operating costs make NGL extraction uneconomical, the NGLs may be reinjected or the facilities may be turned down or shut-in. When this occurs, the operational flexibility of the commercial contracts translates into a minimal effect on margins.

AltaGas owns six transmission pipelines and provides transportation mainly through cost-of-service type fee structures and take-or-pay arrangements. Transmission volumes are not a key driver of performance as the cost-of-service structures have a rate of return associated with a rate base and transport-or-pay arrangements have guaranteed revenues regardless of volumes transported.

The largest contributor to transmission revenues is the Suffield system, which consists of two natural gas pipelines at Suffield, Alberta, with combined capacity of 400 Mmcf/d. The majority of the Suffield system capacity is contracted through transport-or-pay and volume commitments that will expire in 2022 and are renewable for one-year periods thereafter. Volume commitments on the system will increase annually from approximately 332 Mmcf/d in 2005 to approximately 385 Mmcf/d in 2010 and will decline thereafter.

Results of Operations

Operating income in the FG&P and E&T segments in 2005 was $54.5 million compared to $45.4 million in 2004. In Field Gathering and Processing, strong financial performance was due to higher throughput associated with the mid-year expansions at the Marten Creek and Windfall facilities and the Blair Creek acquisition in the fourth quarter of 2005. This was partially offset by increases in operating costs and amortization expense due to the acquisitions and expansions, as well as to increased power and repair and maintenance costs. The E&T segment reflects the full year of EEEP operations, which was acquired in August 2004, and increased throughput on the Suffield pipeline. These increases were partially offset by frac spreads that were on average lower by approximately $1/Bbl in 2005 compared to 2004, and two years of National Energy Board (NEB) transmission charges billed in 2005. Contributing to the positive variance are costs that were allocated to the operating segments in 2004 and are reported in the Corporate segment in 2005, somewhat offset by the Trust's equity earnings related to Taylor, which were reported in the Corporate segment in 2005.

FG&P and E&T revenue for the year ended December 31, 2005 was $313.1 compared to $222.6 million in 2004. Net revenue increased by 11 percent in 2005, to $178.1 million from $160.1 million in 2004.

Net revenue for the FG&P business increased to $120.1 million in 2005 from approximately $110.7 million in 2004 due to higher gathering and processing fees, higher commodity prices and higher operating cost recoveries. Expansions at Marten Creek and Windfall and the acquisition of Blair Creek in 2005 increased capacity from 913 Mmcf/d at the beginning of the year to 962 Mmcf/d at the end of December. The full-year effect of these activities is expected to contribute to increased net revenue in 2006.

Average ethane and NGL volumes extracted increased to 19,357 Bbls/d in 2005 from 13,436 Bbls/d in 2004, primarily as a result of the full year of operations at EEEP. The magnitude of the increase in volumes extracted was reduced by a three-week shutdown of the Empress EnCana extraction plant related to severe weather conditions that occurred in late June. In addition, all NGL production was reinjected at EEEP for approximately 10 days in December. Net revenue was not impacted by these events due to operational flexibility and the commercial arrangements in place.

Volumes were further reduced, due to the reinjection of NGLs at the Joffre Ethane Extraction Plant, for a total of 14 days in the fourth quarter as a result of unfavourable frac spreads.

In the transmission business, volumes remained high in both 2005 and 2004. AltaGas maintained volume throughput on the pipelines due to higher volume commitments on the Suffield system, which also benefited from increased interruptible transportation volumes during 2005.

Net revenue in the E&T segment increased to $58.0 million in 2005 from $47.3 million in 2004. This increase was due to the full-year contribution from the EEEP acquisition and higher operating cost recoveries, including power costs and transmission system repairs. This was partially offset by lower frac spreads in 2005 compared to 2004.

Operating and administrative costs in the FG&P and E&T segments for 2005 were $95.4 million, compared to $88.5 million in 2004. The increase was due to a full year of operations at EEEP, increased repair and maintenance and power costs at FG&P and extraction facilities, higher operating costs reflecting acquisitions and expansions, and two years of NEB transmission charges billed in 2005. Increased operating and administrative costs were offset by corporate costs that were allocated to the segments in 2004 and are now reported in the Corporate segment in 2005.

AltaGas performs scheduled turnarounds and maintenance projects at its field gathering and processing facilities to enhance and maintain operating efficiencies. The turnarounds are accounted for as operating expenses. AltaGas' processing facilities continued to experience overall operational availability in the 98 percent range in 2005, which resulted in net revenue being only marginally affected by shutdowns due to the maintenance activities.

Amortization expense increased to $28.2 million for 2005 from $26.2 million in 2004. The higher expense was due to the FG&P and E&T segments' increased capital assets as a result of expansion projects and acquisitions in the latter half of 2004.

Business Strategy

Opportunities in the FG&P segment result from the requirement for all impurities and various hydrocarbon components to be removed from natural gas in order to meet the specifications of downstream pipeline systems. As a result, FG&P facilities are a critical link in the natural gas supply chain, stretching from the wellhead to the burner-tip. AltaGas has grown its FG&P business based on an acquisition and development strategy unique in the Canadian midstream market.

AltaGas' FG&P strategy is to:

- Maintain flexibility by investing in moveable assets that can be easily redeployed, improving operational flexibility and profitability;
- Offer customers diverse marketing opportunities by focusing on assets that have access to one or more downstream natural gas transportation pipelines;
- Acquire and maintain large working interests in assets;
- Control operations and increase efficiency;
- Reduce overall corporate risk through geographical and customer diversity;
- Acquire underutilized assets that offer upside through increased throughput;
- Build new facilities in response to producer demand;
- Expand reach into B.C. and northern Alberta where there is strong producer activity and less existing infrastructure and where existing producer plants are fully utilized;
- Construct or acquire and connect complementary facilities to create large facility complexes; and
- Maintain strong operational excellence.

In the FG&P segment, facility utilization can often be increased with little or no additional capital investment. Facility utilization averaged 60 percent in the last quarter of 2005. With its extensive gathering systems and the mobile nature of the majority of its processing plants, AltaGas has a unique ability to quickly redeploy assets in response to producer drilling activity, and to size facilities to meet demand while reducing operating costs and minimizing the time required to bring new production on-stream, thereby improving producer and AltaGas cash flows.

Existing FG&P areas are generally surrounded by adjoining or overlapping gathering and processing systems. As AltaGas has grown, opportunities to expand by tying in new wells and building or purchasing adjoining facilities and systems have increased. New area development comes in large part from AltaGas' existing and expanding producer customer base and their drilling programs. At present, the majority of gathering and processing infrastructure in western Canada is still owned by oil and natural gas producers. AltaGas believes that its strong operational skills and extensive market penetration create opportunities to work with exploration and production companies to provide field gathering and processing services, enabling producers to focus their resources on exploration and production activities.

AltaGas maintains a conservative risk profile in part by focusing on acquisitions that represent real value for unitholders and refraining from transactions that it believes are overpriced and unlikely to be accretive to net income. Over the past few years, the industry has experienced acquisition activity with high earnings multiples for FG&P assets, resulting in AltaGas' strategy to focus primarily on building new facilities and expanding existing infrastructure, rather than on acquisitions. AltaGas has been able to capitalize on the close relationships built on past performance with producers in the Western Canada Sedimentary Basin (WCSB) in executing its strategy.

AltaGas continued to enhance its already strong safety and environmental management systems as reflected by improved external audit scores in 2005. Operator training continued to be a focus in 2005, positioning AltaGas' operations as one of the safest and its employees among the best trained in the industry.

AltaGas recognizes its environmental responsibility and works diligently to minimize its impact on the environment and communities in which it operates. In 2005 the Shaunavon gas plant in Saskatchewan began processing gas that had previously been flared. At sour gas processing facilities such as Princess, future projects may include acid gas injection, which reduces carbon dioxide and sulphur dioxide emissions to virtually zero.

In the extraction business, opportunities arise through modifications to increase product recoveries at plants in which AltaGas already has ownership interests; acquiring increased interests in existing extraction plants; or the construction of new facilities. Extraction plant opportunities typically reflect a lower-risk, long-term, cost-of-service ethane processing arrangement contracted with Alberta ethylene producers; lower-risk, long-term NGL fixed-processing-fee arrangements; or short-term sales of NGLs based on an Edmonton or U.S. index.

Transmission pipeline opportunities arise through the levering of existing facilities by capturing additional market share through the construction or acquisition of transmission pipelines, often combined with AltaGas' gathering and processing, natural gas marketing and transportation services. In previously unserved areas, AltaGas works with customers to create transmission solutions. In capturing opportunities, AltaGas focuses on cost-of-service type transportation arrangements.

Business Risks

OPERATIONAL

The ongoing capacity utilization of AltaGas' systems is dependent on a number of factors including:

- The level of exploration and development within the WCSB;
- The longer-term price of natural gas;
- The ability of natural gas producers to produce and deliver natural gas to the various pipeline systems; and
- The regulatory environment for producers, transporters and consumers of natural gas.

Throughput at AltaGas' FG&P facilities is influenced by production of natural gas in AltaGas' service areas. AltaGas actively pursues opportunities to maintain or increase throughput and has been successful in offsetting production declines. AltaGas' contract provisions further mitigate the impact of volume declines, generate additional volumes at its facilities, encourage expansion into areas where AltaGas' facilities are located and allow AltaGas to recover its invested capital over a relatively short period of time. The majority of AltaGas' field processing facilities are skid-mounted and can be moved to areas with favourable production potential should a particular area's production decline significantly.

AltaGas' extraction business depends somewhat on the level of demand for and the pricing of NGLs. AltaGas cannot predict the impact of future economic conditions, fuel conservation measures, alternative fuel requirements, governmental regulation or technological advances in fuel economy and energy generation devices, all of which could reduce the demand for natural gas and NGLs. Because NGLs are a feedstock to the petrochemical industry, there is a historical relationship between NGL prices and crude oil prices. As crude oil prices fall, NGL prices will generally decrease, subject to other factors that influence supply and demand, including the cost of natural gas.

REGULATION

AltaGas' FG&P business is subject to regulation in the jurisdictions in which it carries on business. Pipelines and facilities can be subject to common carrier and common processor applications and to rate setting by the regulatory authorities in the event an agreement on fees or tariffs cannot be reached with producers. To the extent that producers believe processing fees or tariffs respecting pipelines and facilities are too high, they may seek relief through intervention by regulators. AltaGas' operated facilities have not been subject to any regulator intervention.

OUTLOOK

AltaGas anticipates continued high levels of drilling activity in the WCSB, which is expected to result in increased throughput volume and expansion opportunities in existing and new operating areas.

The Blair Creek gas plant, which began operations on October 30, 2005, the new Clear Prairie and Princess gas plants, and additional internal growth in 2006 are expected to add to the FG&P segment's throughput and operating margin in 2006.

AltaGas also plans to install an acid gas injection system at Princess in the Bantry operating area in 2006, resulting in zero sulphur dioxide emissions, which is expected to encourage producers to increase drilling and production in the area.

In 2006, AltaGas expects to spend more than $40 million of capital on the construction of new and expansion of existing FG&P facilities.

The E&T segment is expected to continue to deliver strong performance and predictable and stable returns in 2006 due to existing contractual arrangements in place.

POWER GENERATION AND ENERGY SERVICES

The Power Generation and Energy Services segments' 2004 and 2003 results have been combined in each of those years for the purposes of discussion and analysis, as it is not practical to separate costs allocated to the Energy Services segment in 2004 and 2003. In 2005, some of these costs are reported in the Corporate segment, whereas in the comparative periods they are included in the operating segments. Commencing in 2005, the Power Generation segment comprises power purchase arrangements and gas-fired peaking plants. The Energy Services segment includes the energy management, gas services and oil and gas production businesses. AltaGas is not in the business of exploration and development of natural gas reserves; however, associated with certain of its facility acquisitions, AltaGas has accumulated a portfolio of oil and natural gas reserves that it continues to hold and produce.

Financial Results

($ millions)	**2005**	2004	2003[1]
Revenue			
Power Generation	**189.2**	–	–
Energy Services	**1,080.2**	629.5	509.6
	1,269.4	629.5	509.6
Net revenue			
Power Generation	**57.8**	–	–
Energy Services	**23.5**	59.9	49.3
	81.3	59.9	49.3
Operating and administrative expense			
Power Generation	**1.8**	–	–
Energy Services	**14.8**	12.4	8.2
	16.6	12.4	8.2
Amortization expense			
Power Generation	**7.3**	–	–
Energy Services	**3.1**	9.2	8.5
	10.4	9.2	8.5
Operating income			
Power Generation	**48.7**	–	–
Energy Services	**5.6**	38.3	32.6
	54.3	38.3	32.6

(1) Restated for certain NGL operations previously reported in Energy Services, and now managed and reported in Extraction and Transmission.

Operating Statistics	**2005**	2004	2003
Power Generation			
Volume of power sold (thousands of MWh)	**3,466**	3,481	3,266
Average price received on the sale of power ($/MWh)	**54.59**	48.77	47.56
Alberta Power Pool average spot price ($/MWh)	**70.19**	54.54	62.98
Energy Services			
Energy management service contracts[1]	**1,243**	427	–
Average gas volumes marketed (GJ/d)	**312,272**	174,337	–

(1) Active energy management service contracts at the end of the reporting period.

Business Activities

The Power Generation segment is primarily engaged in the sale of electricity and ancillary services to the Alberta wholesale market. The segment includes coal generation capacity through long-term PPAs and gas-fired peaking power facilities through a long-term lease.

The main drivers of performance in this segment are the amount of energy hedged using financial derivative contracts, the price received for the hedged volumes and the price received on power sales at spot market prices.

AltaGas' power portfolio at the end of 2005 consisted of 478 MW of power generation capacity serving approximately 6 percent of Alberta's power demand. The Sundance B PPAs provide 353 MW of power generation capacity from two plants in Alberta until December 31, 2020. The three-year Genesee energy contract, entered into on April 1, 2003, provides a further 100 MW from two other plants. On September 1, 2004 AltaGas entered into a 10-year capital lease for 25 MW of capacity generated by gas-fired peaking plants on four sites located in southern Alberta. The capital lease requires AltaGas to pay monthly variable operating and maintenance charges plus a capacity fee. AltaGas retains all of the ancillary service and merchant peaking sales revenues. The peaking gas supply requirement is managed by AltaGas' Energy Services segment.

The Energy Services segment includes energy management services, gas services and the production of oil and natural gas. The energy management business provides energy consulting and supply management services and arranges natural gas and power supply for non-residential end-users. The gas services business consists of buying and reselling natural gas, transportation and storage on a fixed-margin or fee-for-service basis. The portfolio of Energy Services assets is primarily composed of energy services arrangements and contracts and customer relationships. Also included is a small portfolio of oil and natural gas reserves acquired over time in association with various asset acquisitions that have been retained as underpinning to certain gas services contracts.

On November 3, 2005 AltaGas completed the acquisition of substantially all of the assets and liabilities of iQ2 Power Corp. iQ2 purchases power and natural gas for resale in the retail market in Alberta. At the time of the acquisition iQ2 served over 700 medium-sized agricultural, industrial and commercial clients with a total demand of approximately of 60 MW.

Results of Operations

Operating income for the combined Power Generation and Energy Services segments was $54.3 million in 2005, compared to $38.3 million in 2004. The increase was primarily due to higher power prices received, the full-year impact of the October 2004 PremStar acquisition and the 2004 addition of the gas-fired peaking plants. These increases were partially offset by higher transmission and generation costs, as well as increased operating, administrative and amortization costs. Further contributing to the increases were costs allocated to the operating segment in the previous year and reported in the Corporate segment in 2005.

Net revenue for the Power Generation segment increased by 21 percent to $57.8 million in 2005. The increase was due to higher average prices received on the sale of power compared to 2004, and reflected the impact of entering into forward financial sales contracts at higher contracted prices than in 2004, as well as the effect of higher prices on spot market sales and the full-year impact from the gas-fired peaking facilities. Higher net revenue was partially offset by higher transmission and generation costs.

Net revenue for the Energy Services segment was $23.5 million in 2005 compared to $12.1 million in 2004. This increase was mainly due to a full year of PremStar operations, growth in the energy management business and the acquisition of iQ2.

Operating and administrative expenses for the Power Generation and Energy Services segments increased to $16.6 million in 2005 from $12.4 million in 2004. These increases were due to the PremStar and iQ2 acquisitions. In 2004, the operating segments incurred shared costs and allocations that are reported in the Corporate segment for 2005.

Amortization expense increased to $10.4 million in 2005 from $9.2 million in 2004. This increase was attributable to a full year's amortization related to the capitalized costs of the peaking plants' lease that commenced September 1, 2004, as well as the amortization of contracts and customer relationships resulting from the PremStar and iQ2 acquisitions.

Business Strategy

The Sundance B PPAs provide AltaGas with a profitable, low-cost, coal-based generation position in the Alberta power market where power pricing tends to be based on the natural gas fuel cost of plants that serve peak loads. This means that as natural gas prices rise and drive power prices higher, AltaGas' coal-fired generation benefits from higher prices. Since 2001, AltaGas has diversified its power portfolio. In 2003 the Genesee energy contract began providing AltaGas with additional diversity of power supply from two additional units, and the Alberta gas-fired peaking plants leased in 2004 provide operational backstopping to the PPAs. The peaking plants also allow the Trust to benefit from attractive peak-load power pricing and to sell ancillary services.

AltaGas' strategy is to continue to invest in power opportunities and to optimize its existing power investments. The Trust intends to pursue acquisition and development of power generation projects that are supported by long-term power sales arrangements. AltaGas will pursue additional PPAs as well as gas-fired and renewable power assets to augment its existing capacity. Underlying these goals is the strategy to increase geographic and fuel source diversification and to further develop operational capabilities.

The business strategy for AltaGas' energy management services business is focused on commercial, industrial, agricultural and institutional end-use customers. Energy management services are offered primarily through ECNG, iQ2 Power and PremStar Pacific. Through these brand names, AltaGas has a significant regional presence, mainly in Ontario, Alberta and B.C. In each of these markets the AltaGas brands are characterized by strong billing systems and responsive customer service. Customer demand for energy management services is driven by customers' needs for independent advice to understand and manage their energy costs. The current environment of high and volatile energy prices provides significant growth opportunities.

The strategy in gas services is to lever AltaGas' expertise in gas markets and innovative contracting arrangements to create value and lock in margins. Synergies with AltaGas' FG&P and Extraction businesses provide opportunities to market gas for producers, while the energy management services business provides opportunities to sell natural gas and electricity and to bring more volumes through AltaGas' extraction plants, adding value along the energy value chain, thereby improving margins.

Business Risks

COMMODITY PRICE RISK

AltaGas' revenue from power sales is subject to factors such as fluctuating supply and demand, which may be affected by weather, customer usage, economic activity and growth. Each of these may have an impact on the prices the Trust receives for the power sold, which in turn can create volatility in earnings. AltaGas reduces its exposure to floating electricity prices by entering into forward sales contracts to lock in power prices. Forward power sales contracts are for various terms and market prices. During 2006, contracts are in place for periods ranging from three months to 12 months.

The Trust uses disciplined hedging strategies to actively manage its power capacity in order to provide stable, relatively predictable earnings and cash flow. AltaGas does not engage in the speculative trading of power. The average price AltaGas received from power sales in 2005 was $54.59 per MWh, compared to $48.77 per MWh in 2004. Average Alberta Power Pool spot prices were $70.19 per MWh and $54.54 per MWh for 2005 and 2004, respectively.

AltaGas does not take on commodity price risk in connection with its gas services activities. In some cases AltaGas takes title to gas supplies it buys and resells to its energy management customers. Any such supply arrangements are made on a back-to-back basis so that AltaGas is not exposed to commodity price risks. AltaGas has implemented rigorous risk management processes and systems to carefully monitor and manage its gas services business. Included in these are policies and procedures to manage counterparty risk.

OPERATIONAL RISK

AltaGas' main source of power supply is from its 353-MW share of the Sundance B PPAs. This capacity is held through the ASTC Power Partnership (ASTC), in which each of AltaGas and TransCanada Energy Ltd. own a 50 percent interest. ASTC holds the rights to power capacity from Units 3 and 4 of the Sundance power plant owned by TransAlta Corporation. The combination of power capacity from the two plants reduces the risk of supply interruption due to operating failure from a single plant. In addition, the terms of the PPAs require TransAlta to compensate ASTC if actual generation falls below the stated target availability level. The rate of compensation is based on the rolling 30-day average pool price (RAPP). Similarly, if generation is above target, ASTC is obligated to compensate TransAlta based on RAPP.

AltaGas uses a price hedging strategy in its power business that is designed to balance price stability with operating risk. As a result AltaGas does not lock in sales prices on the full amount of expected available capacity. AltaGas' peaking generation is dispatched to meet peak power demand when market prices are economic or when power is required to offset operating risk at AltaGas' PPA plants.

AltaGas' energy management services business is a fee-for-service business comprising one to three-year evergreen contracts. AltaGas experienced renewal rates of over 95 percent in 2005 and expects high renewal rates to continue.

OUTLOOK

AltaGas expects power prices in Alberta to remain strong over the short term as significant new capacity is not expected to be added over the next two years, and natural gas-fired generation is expected to continue to set marginal power prices. With continued economic and population growth predicted in Alberta, electricity consumption is expected to continue rising, placing upward pressure on prices.

Although the Genesee power strip contract for 100 MW of capacity expires at the end of March 2006, the Power Generation segment's operating income is expected to increase in 2006. AltaGas has hedged the sales price on a significant portion of its 2006 capacity at prices above the average price realized in 2005. In addition, a change in transmission tariffs resulting from government regulation is expected to reduce transmission costs beginning January 1, 2006. The overall impact to power prices resulting from the change in the transmission tariffs is not determinable.

AltaGas' acquisition strategy includes achieving greater geographic and fuel diversity, as well as developing operational capability of power assets. AltaGas intends to expand its Power Generation segment across Canada and the northern United States by acquiring, building and operating power assets. In January 2006 the Trust announced it had entered into an agreement with a wind power developer to form a limited partnership for the purpose of pursuing the development of a wind power project at Bear Mountain in northeast B.C.

AltaGas is well-positioned to be a major national energy management services provider, levering its expertise in natural gas and electricity, and serving customers at the regional and national levels. Its back office systems allow it to provide industry-leading balancing and billing services to its customers. AltaGas expects to grow through the addition of new customers and the extension of service offerings.

AltaGas' gas services business levers synergies with other parts of the business to provide low-risk margins without significant investment in capital assets. The Trust expects to continue to grow this part of the business in 2006.

NATURAL GAS DISTRIBUTION

The NGD segment includes AltaGas Utilities, AltaGas' one-third interest in Inuvik Gas and its 24.9 percent interest in Heritage Gas. On November 17, 2005 the Trust spun out its NGD business into a separate, publicly traded company. The operating results of the Natural Gas Distribution segment are reported in the NGD segment until November 16, 2005. The Trust's share of earnings of Utility Group for the period November 17, 2005 to December 31, 2005 has been reported in the Corporate segment using the equity method of accounting.

Financial Results

($ millions)	**2005**(1)	2004	2003
Revenue	**113.4**	124.6	129.4
Net revenue	**29.0**	30.7	30.6
Operating and administrative expense	**16.0**	16.4	15.6
Amortization expense	**6.8**	6.4	6.3
Operating income	**6.2**	7.9	8.7

(1) For the period from January 1 to November 16.

Operating Statistics[1]	2005[3]	2004	2003
Volume of natural gas distributed			
Sales (Bcf)	**10.4**	13.6	13.8
Transportation (Bcf)	**8.7**	11.0	9.7
Degree day variance (percent)[2]	**(1.4)**	2.6	6.9
Number of customers	**61,447**	60,430	59,543

(1) AltaGas Utilities only.
(2) Variance from 20-year average. Positive variances are favourable.
(3) For the period January 1 to November 16.

Through a series of transactions, the Trust's ownership interest in Utility Group, the owner of the businesses that comprised the NGD segment, was reduced to 26.7 percent. Prior to these transactions the operations and financial results of the NGD segment were consolidated by the Trust. Subsequent to November 17, 2005, the Trust accounted for its ownership interest in Utility Group as an equity investment recognizing its share of net income or loss as equity income in the Corporate segment.

Results of Operations

Operating income for the segment was $6.2 million for the period January 1 to November 16, 2005, compared to $7.9 million in 2004. The decrease in operating income was due to the spin-out of the segment effective November 17, 2005, as well as warmer weather in 2005 compared to 2004. Historically the fourth quarter represented one of the strongest quarter for the NGD segment.

NGD segment revenue decreased to $113.4 million in 2005 from $124.6 million in 2004. The segment contributed net revenue of $29.0 million for 2005 compared to $30.7 million in 2004. The decreases were due to warmer weather in 2005 compared to 2004 and the reduction in the Trust's ownership interest in the NGD businesses, more than offsetting AltaGas Utilities' anticipated rate increases to recover higher operating costs and amortization.

Operating and administrative expenses recorded for the period January 1 to November 16, 2005 were lower than for the twelve months ended December 31, 2005 due to the spin-out, partially offset by higher costs for the period for which results were reported in the NGD segment.

Amortization costs recorded for the period January 1 to November 16, 2005 were higher than for the twelve months ended December 31, 2005 due to higher amortization costs resulting from a depreciation study conducted by AltaGas Utilities in 2004, which formed the basis of the increased amortization costs approved by the Alberta Energy and Utilities Board.

CORPORATE

The Corporate segment includes corporate assets and related revenues and expenses not directly identifiable with the operating segments. It is not practical to separate the results for the Corporate segment from the 2004 and 2003 operating segment results due to the sharing and allocation of certain costs. In 2005, corporate costs were reported in their own segment, whereas in the comparative periods they were included in the operating segments.

Financial Results

($ millions)	2005
Revenue	**10.9**
Operating and administrative expense	**15.8**
Amortization	**2.0**
Operating income	**(6.9)**

Business Activities

The Corporate segment assets include investments in public and private entities and assets such as leasehold improvements, computers, furniture and equipment. Revenue includes equity income recognized on investments for which the Trust uses the equity method of accounting and dividends received from investments which are accounted for by the cost method. Gains or losses resulting from dispositions of investments are also included in revenue. Corporate segment expenses include the costs of the Executive Committee, the finance, treasury, financial reporting, financial planning, securities and tax compliance, legal, business development and human resources functions, and other corporate activities not directly attributable to an operating segment and a portion of shared services costs.

Results of Operations

The net cost of the Corporate segment was $6.9 million for 2005. Earnings from investments partially offset the operating and administrative costs and amortization related to the corporate functions.

Revenue for the segment was $10.9 million in 2005, which was mainly attributable to pre-tax gains related to the disposition of investments in Utility Group and Taylor. The details are as follows:

- AltaGas disposed of 1.4 million limited partnership units of Taylor for proceeds of $12.8 million, realizing a pre-tax gain of $4.8 million;
- Taylor issued 13.0 million units, diluting the Trust's ownership interest. As a result, AltaGas recognized a pre-tax dilution gain of $4.4 million;
- The Trust sold 1.7 million common shares of Utility Group and recognized a pre-tax gain of $0.8 million. Utility Group completed the initial public offering of 390,000 common shares and the Trust recognized a pre-tax dilution gain of $0.1 million related to this transaction. The after-tax impact of the spin-out was a net loss of $0.1 million;
- Equity income due to the Trust's ownership interests in Taylor and Utility Group; and
- An investment in the shares of a private company was written down resulting in a pre-tax charge of $0.6 million.

Operating and administrative expenses were $15.8 million for 2005. Prior to 2005, these costs were allocated to the operating segments. The Trust also incurred increasing costs to support the growth of the Trust and like most public entities, is incurring significant costs to meet new certification requirements for reporting issuers by the Canadian Securities Administrators. In 2005 costs to comply with certification requirements were approximately $1.0 million in consulting fees.

Amortization expense was $2.0 million for 2005. Prior to 2005, these costs were allocated to the operating segments.

For the period November 17 to December 31, 2005 the contribution from the ongoing investment in Utility Group was approximately $1.0 million, including the equity income from Utility Group during the period as well as interest savings from the reduction in debt levels as a result of the spin-out.

INVESTED CAPITAL

During 2005, AltaGas acquired $90.2 million in capital assets, energy services arrangements, contracts and relationships and long-term investments, compared to $134.3 million in the previous year. Growth capital accounted for $78.1 million and included the FG&P acquisition of Blair Creek, the expansion of the Marten Creek and Windfall facilities, and the construction of the Shaunavon facility, which in total increased FG&P capacity by 49 Mmcf/d. Expenditures in 2005 included capital related to the Clear Prairie and Princess gas processing projects, with 35 Mmcf/d in combined new capacity commissioned early in the first quarter of 2006.

In the Energy Services segment, growth capital was due to the acquisition of the iQ2 Power Corp. assets.

In the NGD segment, growth capital was related to expansion of distribution facilities to support economic growth in its franchise areas. Growth capital also included the shares of Utility Group now classified as long-term investments in the Corporate segment as a result of the spin-out of the NGD business.

Growth capital expenditures in 2004 were $123.1 million and included expansion within the Gathering and Processing segment and the acquisition of EEEP, investments in limited partnership units of Taylor, the acquisition of the businesses of PremStar and the Alberta peaking plants capital lease.

Maintenance capital projects amounting to $8.0 million in 2005 ($6.4 million in 2004) were undertaken mainly in the FG&P and NGD segments. Also spent in 2005 was $4.1 million ($4.8 million in 2004) on administrative capital requirements, which include computer hardware and software projects expected to increase the effectiveness of the operating and administrative functions of the Trust.

For year ended December 31, 2005 ($ millions)	Field Gathering and Processing	Extraction and Transmission	Power Generation	Energy Services	Natural Gas Distribution	Corporate	Total
Invested capital:							
Capital assets	53.4	1.6	–	1.4	10.8	3.5	70.7
Energy services arrangements, contracts and relationships	–	–	–	4.2	–	–	4.2
Long-term investments and other assets	–	–	–	–	0.4	14.9	15.3
	53.4	1.6	–	5.6	11.2	18.4	90.2
Disposals:							
Capital assets	(7.1)	–	–	–	(203.0)	–	(210.1)
Long-term investments and other assets	–	–	–	–	(2.7)	(6.6)	(9.3)
	(7.1)	–	–	–	(205.7)	(6.6)	(219.4)
Net invested capital	46.3	1.6	–	5.6	(194.5)	11.8	(129.2)

Invested capital by segment presented on the prior year's basis would have been as follows:

For year ended December 31, 2005 ($ millions)	Gathering and Processing	Energy Services	Natural Gas Distribution	Total
Invested capital:				
Capital assets	57.8	2.1	10.8	70.7
Energy services arrangements, contracts and relationships	–	4.2	–	4.2
Long-term investments and other assets	14.9	–	0.4	15.3
	72.7	6.3	11.2	90.2
Disposals:				
Capital assets	(7.1)	–	(203.0)	(210.1)
Long-term investments and other assets	(6.6)	–	(2.7)	(9.3)
	(13.7)	–	(205.7)	(219.4)
Net invested capital	59.0	6.3	(194.5)	(129.2)

For year ended December 31, 2004 ($ millions)	Gathering and Processing	Energy Services	Natural Gas Distribution	Total
Invested capital:				
Capital assets	77.6	15.1	9.6	102.3
Energy services arrangements, contracts and relationships	–	18.4	–	18.4
Long-term investments and other assets	12.8	–	0.8	13.6
	90.4	33.5	10.4	134.3
Disposals:				
Capital assets	(0.7)	–	–	(0.7)
Long-term investments and other assets	(3.4)	–	–	(3.4)
	(4.1)	–	–	(4.1)
Net invested capital	86.3	33.5	10.4	130.2

AltaGas' categorizes its invested capital into maintenance, growth and administrative.

For year ended December 31, 2005 ($ millions)	Field Gathering and Processing	Extraction and Transmission	Power Generation	Energy Services	Natural Gas Distribution	Corporate	Total
Invested capital:							
Maintenance	2.0	1.4	–	1.1	3.5	–	8.0
Growth	50.8	0.2	–	4.4	7.1	15.6	78.1
Administrative	0.6	–	–	0.1	0.6	2.8	4.1
	53.4	1.6	–	5.6	11.2	18.4	90.2
Disposals	(7.1)	–	–	–	(205.7)	(6.6)	(219.4)
Net invested capital	46.3	1.6	–	5.6	(194.5)	11.8	(129.2)

The breakdown for 2005, including invested capital presented on the prior year's basis, would have been as follows:

For year ended December 31, 2005 ($ millions)	Gathering and Processing	Energy Services	Natural Gas Distribution	Total
Additions:				
Maintenance	3.4	1.1	3.5	8.0
Growth	66.5	4.5	7.1	78.1
Administrative	2.8	0.7	0.6	4.1
	72.7	6.3	11.2	90.2
Disposals	(13.7)	–	(205.7)	(219.4)
Net invested capital	59.0	6.3	(194.5)	(129.2)

For year ended December 31, 2004 ($ millions)	Gathering and Processing	Energy Services	Natural Gas Distribution	Total
Additions:				
Maintenance	3.4	0.2	2.8	6.4
Growth	83.6	33.0	6.5	123.1
Administrative	3.4	0.3	1.1	4.8
	90.4	33.5	10.4	134.3
Disposals	(4.1)	–	–	(4.1)
Net invested capital	86.3	33.5	10.4	130.2

FINANCIAL INSTRUMENTS

The Trust is exposed to market risk and potential loss from changes in the value of financial instruments. AltaGas enters into financial derivative contracts such as swaps and collars to manage exposure to fluctuations in commodity prices and interest rates, particularly in the Power Generation segment and with respect to interest rates on debt.

Commodity Risk

The Power Generation segment results are significantly affected by the price of electricity in Alberta. AltaGas employs derivative commodity instruments for the purpose of managing the Trust's exposure to power price volatility. Alberta Power Pool prices ranged from $4.66/MWh to $999.99/MWh in 2005.

Through the use of financial hedges on that portion of its 2005 power portfolio that management deemed optimal, AltaGas moderated the impact of this volatility on its business.

Interest Rate Risk

AltaGas reduces the effect of future interest rate movements on its cash flows through the use of interest rate swaps.

At December 31, 2005 the Trust had interest rates fixed through swap transactions with varying terms to maturity on drawn bank debt of $150.0 million. Including AltaGas' medium-term notes and capital leases, the rate has been fixed on 97 percent of AltaGas' total debt. The amount of fixed-rate debt was higher than the Trust's target of 70 to 75 percent of total debt due to the proceeds of the June 2004 equity offering and proceeds from the November 2005 NGD spin-out, which were applied to floating-rate debt.

LIQUIDITY AND CAPITAL RESOURCES

AltaGas expects that 2006 funds from operations will be sufficient to meet the Trust's distributions to unitholders and the majority of its budgeted maintenance and growth capital. The balance of its budgeted growth capital and a certain amount of unbudgeted acquisitions will be financed through the DRIP and existing bank lines. Should larger acquisitions require financing beyond existing sources, management is confident, based on historical success, that equity and debt capital markets could be accessed to provide additional financing. At this time AltaGas does not reasonably expect any presently known trend or uncertainty to affect the Trust's ability to access its historical sources of cash.

Cash Flows

Cash Flows

($ millions)	**2005**	2004
Cash from operations	**112.3**	147.7
Investing activities	**46.3**	(121.8)
Financing activities	**(159.2)**	(13.6)
	(0.6)	12.3

Cash from Operations

The cash from operations reported on the Consolidated Statements of Cash Flows was $112.3 million for the year ended 2005, down 24 percent from $147.7 million in 2004. There was a significant working capital deficiency at the end of 2004 due to $100.0 million of medium-term notes due on October 4, 2005 being classified as current portion of long-term debt. The issuance of $100.0 million of new MTNs in August 2005 provided the liquidity to repay the older issuance, and reduced the working capital deficiency by $100.0 million.

Funds generated from operations, before giving effect to changes in working capital, asset retirement obligation cost and other, increased to $128.2 million for the year ended December 31, 2005 from $108.6 million for the year ended December 31, 2004. The growth in funds generated from operations is more representative of the cash from the ongoing operations of the business than is the cash from operations reported on the Consolidated Statements of Cash Flows.

Working Capital

($ millions except ratio amounts)	**December 31, 2005**	December 31, 2004
Current assets	**252.3**	194.8
Current liabilities	**255.1**	301.3
Working capital (deficiency)	**(2.8)**	(106.5)
Current ratio	**0.99**	0.65

Investing Activities

During 2005, the Trust generated cash from investing activities of $46.3 million compared to using cash of $121.8 million for investing activities in 2004. The 2005 acquisition of capital assets, energy services arrangements and contracts and long-term investments and other assets, of $58.7 million was substantially less than the $108.5 million spent in 2004. A description of the acquisitions and investments comprising these amounts is in the Invested Capital section of this MD&A. The cash invested in 2005 was offset by cash proceeds of $12.8 million received on the first quarter disposition of limited partnership units of Taylor, and the $85.4 million received in fourth quarter on the spin-out of the NGD segment.

Financing Activities

Cash used for financing activities was $159.2 million in 2005, an increase of $145.6 million from the $13.6 million in 2004. Significant financing activities were as follows:

- On August 30, 2005, AltaGas issued $100.0 million of MTNs under the Trust's Universal Shelf Prospectus. The MTNs bear interest at 4.41 percent, mature September 1, 2010 and the proceeds were used to repay bank debt;
- On October 4, 2005, $100.0 million of maturing 7.28 percent MTNs were repaid using bank debt;
- Cash proceeds of $85.4 million received on the spin-out of the NGD segment were used to repay long-term bank debt; and
- The Trust paid $99.2 million in cash distributions to unitholders and received $30.5 million in cash proceeds primarily from the issuance of units under the DRIP and through the issuance of units upon the exercise of employee stock options.

Capital Resources

The Trust believes that its access to debt and equity markets, unused bank credit facilities, funds generated from operations and funds generated from the Trust's Distribution Reinvestment and Premium Distribution™ programs will provide it with sufficient capital resources and liquidity to fund existing operations, future distributions and certain acquisition and expansion opportunities in 2006.

The use of debt or equity funding is based on the Trust's target capital structure, which is determined by considering the norms and risks associated with each of its business components and segments. As an income trust, in 2004 AltaGas targeted a debt-to-total capitalization ratio of 45 to 50 percent. Subsequent to the NGD spin-out, AltaGas' target debt-to-total capitalization ratio is 40 to 45 percent. The Trust's debt-to-total capitalization ratio as at December 31, 2005 decreased to 36.0 percent from 42.6 percent at December 31, 2004.

Given the debt-to-total capitalization at December 31, 2005, and expected increases in equity from DRIP, AltaGas estimates that it can finance up to $100 million in expenditures over 2006 using debt before reaching the upper end of its target debt-to-total capitalization ratio.

Credit Facilities ($ millions)	Borrowing capacity	**Drawn at December 31, 2005**	Drawn at December 31, 2004
Demand operating facility[1]	50.0	**2.7**	7.0
Letter of credit facility, may borrow $25.0 million[1]	75.0	–	–
Syndicated operating credit facility	300.0	**154.1**	239.2
Medium-term notes	100.0	**100.0**	100.0
	525.0	**256.8**	346.2

(1) $6.9 million of letters of credit are outstanding against the demand facility at both December 31, 2005 and 2004. $37.3 million of letters of credit are outstanding against the letter of credit facility at December 31, 2005 ($28.7 million – 2004).

All of the borrowing facilities have financial tests and other covenants customary for these types of facilities, which must be met at each quarter-end. AltaGas has been in compliance with these covenants each quarter since the issuance of the facilities.

On April 29, 2005 AltaGas filed a Universal Shelf Prospectus under which it may issue up to an aggregate of $500.0 million of trust units or debt securities over a 25-month period. On August 30, 2005, $100.0 million of five-year MTNs were issued with a coupon of 4.41 percent.

The Dominion Bond Rating Service (DBRS) rates AltaGas Income Trust and the MTNs issued by AltaGas Income Trust at BBB (low) with a stable trend. Standard & Poor's (S&P) rates the Trust's long-term corporate credit at BBB- with a stable outlook, and the senior unsecured debt at BBB-. The Trust has a stability rating of SR-3 from S&P and STA-3 (middle) from DBRS.

Credit ratings are intended to provide investors with an independent measure of credit quality of an issue of securities and are indicators of the likelihood of payment and of the capacity and willingness of an entity to meet its financial commitment on an obligation in accordance with the terms of an obligation. Stability ratings are intended to convey the opinion of a rating agency in respect of the relative stability and sustainability of the Trust's distribution stream when compared to other rated Canadian income trusts.

Contractual Obligations

AltaGas' contractual obligations and other commitments for the next five years and for the period thereafter are as follows:

		Payments Due by Period			
($ millions)	Total	Less than 1 year	1 – 3 years	4 – 5 years	After 5 years
Long-term debt	254.1	4.1	150.0[1]	100.0	–
Capital leases	16.3	1.9	3.8	3.8	6.8
Operating leases	8.3	3.6	4.1	0.4	0.2
Total contractual obligations	278.7	9.6	157.9	104.2	7.0

(1) Extendible revolving-term credit facility that can be extended beyond the current term date of September 30, 2008 for an additional year.

AltaGas entered into a capital lease with Maxim Energy Group Ltd. for the right to 25 MW of gas-fired power peaking capacity and its related ancillary service and peaking sales revenues. The contract has a 10-year term commencing September 1, 2004 and includes an option at the end of the initial term to extend the term for a further 15 years or to purchase the assets. The net present value of the lease commitment was initially for $13.8 million, $0.8 million of which was paid on closing with the balance due in monthly payments comprising principal and interest of $0.2 million.

The Trust has long-term operating lease agreements for office space, office equipment and automotive equipment.

Other Commitments

Under the terms of a 1997 long-term gas supply contract, the Trust is committed to supplying natural gas at prices ranging from $2.12/Mcf in 2004 to $2.40/Mcf by contract expiry in 2009. The Trust contracted with several producers to provide the volumes for the term of the 10-year contract. One of those producers defaulted on its obligation under its gas supply contract in 1999, resulting in the delivery commitment for 2,845 Mcf/d being assumed by the Trust. The Trust owns natural gas reserves as a hedge against the obligation under this supply contract. The natural gas produced from these reserves is in excess of the commitment under the contract.

The Trust has an energy contract with the Balancing Pool Administrator for the right and obligation to purchase power from 100 MW of power capacity at the EPCOR Generation Inc.-operated Genesee power plant for a three-year term ending March 31, 2006. The Trust has an obligation to pay a competitively priced, fixed monthly capacity charge for the power capacity under this contract.

TRUST UNIT INFORMATION

Under the terms of the restructuring of AltaGas into an income trust effective May 1, 2004, ASI securityholders exchanged their shares in ASI for trust units and eligible securityholders also received exchangeable units that are exchangeable into trust units on a one-for-one basis. The exchangeable units are not listed for trading on an exchange.

Units Outstanding

At January 31, 2006 the Trust had 52,647,760 trust units and 2,104,378 exchangeable units outstanding and a market capitalization of $1.6 billion based on a closing trading price on January 31, 2006 of $30.17 per trust unit. At January 31, 2006 there were 358,200 options outstanding and 44,000 options exercisable under the terms of the unit option plan.

CHANGES IN ACCOUNTING POLICIES

Consolidation of Variable Interest Entities

The Canadian Institute of Chartered Accountants (CICA) issued Accounting Guideline 15 (AcG-15) "Consolidation of Variable Interest Entities," which is effective for annual and interim reporting periods commencing after November 1, 2004. This guideline requires organizations to assess any entity in which they may have a variable interest to determine whether or not the assets, liabilities and results of the entity's activities should be reported on other than a consolidated basis. AltaGas has determined there is no requirement to change its reporting with regard to interests in entities reported in its Consolidated Financial Statements.

Exchangeable Securities Issued by Subsidiaries of Income Trusts

On March 18, 2005 the CICA issued revised Emerging Issues Committee Abstract (EIC) 151 "Exchangeable Securities issued by Subsidiaries of Income Trusts". The EIC states that exchangeable securities issued by a subsidiary of an income trust should be reflected as either non-controlling interest or debt in the Consolidated Balance Sheets unless they meet certain criteria. The revised EIC became effective for annual and interim reporting periods ending on or after June 30, 2005. AltaGas has determined that it is compliant with the requirements of this guidance because exchangeable securities issued and outstanding by AltaGas LP#1 meet the criteria for equity presentation and as a result, EIC 151 has no effect on AltaGas.

Conditional Asset Retirement Obligations

Effective December 6, 2005 the CICA issued EIC 159 "Conditional Asset Retirement Obligations". This Abstract provides additional guidance concerning when to recognize a conditional asset retirement obligation. As stated in the Notes to the Consolidated Financial Statements, certain of AltaGas' assets in the E&T segment have an indeterminate life and thus an asset retirement obligation is not recognized as AltaGas does not have sufficient information to reasonably estimate the fair value of the conditional asset retirement obligation. The CICA requires that this Abstract should be applied retroactively, with restatement of prior periods, for interim and annual reporting periods ending after March 31, 2006. AltaGas has determined there is no requirement to change its reporting with regard to recognition of conditional asset retirement obligations in its Consolidated Financial Statements.

CRITICAL ACCOUNTING ESTIMATES

Since a determination of the value of many assets, liabilities, revenues and expenses is dependent upon future events, the preparation of the Trust's Consolidated Financial Statements requires the use of estimates and assumptions which have been made using careful judgment. AltaGas' significant accounting policies are contained in the Notes to the Consolidated Financial Statements. Certain of these policies involve critical accounting estimates as a result of the requirement to make particularly subjective or complex judgments about matters that are inherently uncertain and because of the likelihood that materially different amounts could be reported under different conditions or using different assumptions.

AltaGas' critical accounting estimates continue to be amortization expense, asset retirement obligations and asset impairment assessment. The following section describes the critical accounting estimates and assumptions that AltaGas has made and how they affect the amounts reported in the Consolidated Financial Statements.

Amortization

AltaGas performs assessments of amortization of capital assets and energy services arrangements, contracts and relationships. When it is determined that assigned asset lives do not reflect the estimated remaining period of benefit, prospective changes are made to the depreciable lives of those assets. Oil and gas capitalized costs are amortized to income on a unit-of-production basis over the estimated production life of proved reserves. Amortization is a critical accounting estimate because:

- There are a number of uncertainties inherent in estimating the remaining useful life of certain assets;
- There is also uncertainty related to assumptions about reserve quantities; and
- Changes in these assumptions could result in material adjustment to amount of amortization that the Trust recognizes from period to period.

Asset Retirement Obligations and Other Environmental Costs

The Trust records liabilities relating to asset retirement obligations and other environmental matters. Asset retirement obligations and other environmental costs is a critical accounting estimate because:

- The majority of the asset retirement costs will not be incurred for a number of years (most are estimated between 2025 and 2035), requiring the Trust to make estimates over a long period of time;
- Environmental laws and regulation could change, resulting in a change in the amount and timing of expenses anticipated to be incurred; and
- A change in any of these estimates could have a material impact on the Trust's Consolidated Financial Statements.

Asset Impairment

AltaGas reviews long-lived assets and intangible assets with finite lives whenever events or changes in circumstances indicate that the carrying value of such assets may not be recoverable. Recoverability is determined based on an estimate of undiscounted cash flows, and measurement of an impairment loss is determined based on the fair value of the assets. This is a critical accounting estimate because:

- It requires management to make assumptions about future cash inflows and outflows over the life of an asset, which are susceptible to changes from period to period due to changing information available related to the determination of the assumptions; and
- The impact of recognizing an impairment may be material to the Trust's financial statements.

With respect to impairment assessment, management has made fair-value determinations related to goodwill, estimating future cash flows as well as appropriate discount rates. The estimates have been applied consistently with prior periods.

OFF-BALANCE-SHEET ARRANGEMENTS

The Trust is not party to any contractual arrangement under which an unconsolidated entity may have any obligation under certain guaranteed contracts, a retained or contingent interest in assets transferred to an unconsolidated entity or similar arrangement that serves as credit, liquidity or market risk support to that entity for such assets. The Trust has no obligation under derivative instruments, or a material variable interest in an unconsolidated entity that provides financing, liquidity, market risk or credit risk support or engages in leasing, hedging or research and development services with the Trust.

RELATED PARTIES

The Trust sold $26.9 million of natural gas and recognized transport expense of $1.4 million to Utility Group, during the period November 17 to December 31, 2005.

There is an Administrative Service Agreement between the Trust and Utility Group whereby the Trust provides certain administrative and support services to Utility Group until December 31, 2007, and which may be extended by mutual agreement of the parties. AltaGas will receive $30,000 per annum in consideration for the services provided.

On August 19, 2004 the Trust purchased 1.6 million units of Taylor from Taylor's treasury. AltaGas paid $10.6 million for the investment.

On June 30, 2004 L.O.P. Inc. (LOP), an investee under significant influence, repaid the $2.3 million loan extended to it by the Trust. At the same time, the Trust sold its investment in LOP to LOP's majority shareholder for proceeds of $0.5 million. These transactions have been recorded at their exchange amounts.

The Trust pays rent under a lease for office space to 2013761 Ontario Inc., which is owned by an employee. Payments of $81,500 were made in 2005 (2004 – $21,500). The five-year lease expires in 2007 and is renewable at the option of AltaGas for another five years.

DISCLOSURE CONTROLS AND PROCEDURES

The Trust maintains disclosure controls and procedures designed to ensure that information required to be disclosed in reports filed or submitted under the Securities Act (Ontario) is accumulated and communicated to management, including the Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure.

In accordance with Multilateral Instrument 52-109 (Certification of Disclosure in Issuers' Annual and Interim Filings), management carried out an evaluation, under the supervision and with the participation of management, including the Chief Executive Officer and Chief Financial Officer, of the effectiveness of disclosure controls and procedures as of the end of the period covered by this report. Based on that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that disclosure controls and procedures were effective as of December 31, 2005 to provide reasonable assurance that information required to be disclosed is recorded, processed, summarized, and reported within the time periods specified in the Ontario Securities Commission's rules and forms.

FOURTH QUARTER HIGHLIGHTS

The Trust's net income for the three months ended December 31, 2005 was $26.4 million compared to $25.8 million in the same period in 2004. Results were primarily impacted by higher operating income in the power business due to higher power prices received, higher throughput volumes and processing fees in FG&P, and lower interest expenses. These income increases were partially offset by the spin-out of the NGD business, higher power transmission costs, lower frac spreads, higher operating and administrative costs, and the $0.5 million write-down of an investment in a private company.

In the fourth quarter of 2005, operating income decreased by $0.4 million from the fourth quarter of 2004 to $29.0 million. The factors impacting results in the quarter were:

- Higher power prices received on the sale of power, and expansions and recent acquisitions in FG&P, offset by lower NGD segment results due to the spin-out, higher power transmission costs and lower frac spreads;
- A pre-tax gain of $0.8 million related to the disposition of 1.7 million common shares of Utility Group. The net after-tax impact of the spin-out was a loss of $0.1 million;
- Higher operating and administrative costs related to acquisitions and expansions, as well as costs related to new certification requirements for reporting issuers by the Canadian Securities Administrators; and
- The write-down of an investment in a private company.

Net revenue increased to $78.7 million in the fourth quarter of 2005 from $74.2 million in the same period of 2004. The increase was primarily due to higher average prices received on power volumes sold; acquisitions in the Energy Services and FG&P segments; higher gathering and processing fees, and higher operating cost recoveries. Increases were partially offset by the spin-out of the NGD segment; higher power transmission costs and lower frac spreads in the fourth quarter compared to the same quarter last year, as well as the write-down of $0.6 million of an investment in the shares of a private company.

SUMMARY OF CONSOLIDATED RESULTS FOR THE EIGHT MOST RECENTLY COMPLETED QUARTERS

($ millions)	Q4-05[3]	Q3-05	Q2-05	Q1-05	Q4-04	Q3-04	Q2-04	Q1-04
Net revenue[1]	**78.7**	**71.3**	**67.5**	**79.4**	74.2	60.6	59.1	56.5
Operating income	**29.0**	**22.9**	**22.0**	**34.2**	29.4	23.4	17.6	21.2
Net income	**26.4**	**17.2**	**19.1**	**27.6**	25.8	17.1	11.9	11.0
($ per unit)								
Net income								
Basic	**0.48**	**0.32**	**0.35**	**0.52**	0.49	0.33	0.25	0.24
Diluted	**0.48**	**0.32**	**0.35**	**0.52**	0.48	0.33	0.25	0.24
Dividends/distributions declared[2][3]	**0.48**	**0.47**	**0.45**	**0.45**	0.45	0.45	0.30	0.11

(1) Non-GAAP financial measure. See discussion on page 25.

(2) On August 10, 2005 the Trust announced an increase in the monthly distribution to $0.16 per unit. The distributions for the second quarter of 2004 are for the period starting May 1, 2004, the effective date of the inception of the Trust. Prior to May 1, 2004 ASI declared quarterly dividends from the first quarter of 2001 through the first quarter of 2004.

(3) Excludes share distribution as a result of the spin-out of the NGD segment. The Trust issued one common share of Utility Group (valued at $7.50 per share) for every 13.9592 trust units held on November 14, 2005, providing additional value of $0.54 per unit.

Identifiable trends in AltaGas' business in the past eight quarters reflect the organization's conversion to a trust; its internal growth; acquisitions; a favourable business environment including generally increasing power prices in Alberta; seasonality in the NGD business; and asset dispositions.

The conversion to a trust was effective May 1, 2004. Operating performance improvements, acquisitions, gains on asset dispositions and a positive income tax impact resulting from the reorganization into a trust contributed to period-over-period improvements in the results.

Significant items that impacted individual quarterly earnings were as follows:

- Net income for the first quarter of 2004 included approximately $0.4 million of net income contributed from the Rainbow Lake gathering and processing facilities acquired in late 2003;
- Second quarter 2004 net income was unfavourably impacted by $2.4 million in non-cash compensation expense recorded as the result of all outstanding unvested employee trust unit options vesting effective May 1, 2004, and by trust conversion costs of $3.5 million, partially offset by lower income tax expense resulting from the conversion to a trust;
- Net income in the third quarter of 2004 reflected continuing trust conversion costs, with AltaGas recording $0.9 million of trust conversion expenses for the quarter. During the quarter AltaGas also closed the acquisition of a 48 $^{2}/_{3}$ percent interest in EEEP from BP Canada Energy Resources Company;
- Fourth quarter 2004 net income included the results of the PremStar businesses, acquired on October 6, 2004, which increased net income by $1.4 million;
- Net income for the first quarter of 2005 included a $7.9 million after-tax gain related to the change in the Trust's ownership interest in Taylor;
- Second quarter 2005 net income included an after-tax loss of $0.5 million related to the Trust's ownership interest in Taylor; and
- Fourth quarter 2005 results are highlighted on page 45.

SENSITIVITY ANALYSIS

The following table illustrates the anticipated effects of possible economic and operational changes on AltaGas' expected 2006 net income.

Factor Share	Increase or decrease	Increase or decrease net income per unit
Field gathering and processing volumes at existing facilities	5 Mmcf/d	0.012
Field gathering and processing operating margin per Mcf	1 cent/Mcf	0.025
Electricity prices	$1/MWh	0.011
Natural gas prices	$0.50/Mcf	0.001
Natural gas liquids fractionation spread	$1/Bbl	0.005
Interest rates	25 basis points	0.000

OUTLOOK

AltaGas has grown through acquisitions in the past and expects to continue doing so in order to achieve growth in the future, but only as strategic and economic opportunities are identified and meet the Trust's investment criteria. In the current environment, pricing multiples being paid to acquire assets are at levels not previously seen. The Trust's management intends to adhere to the fundamental business principles it has in the past to ensure that acquisitions provide long-term stable earnings and cash flows, minimize risk concentrations and create long-term value for unitholders.

UNITHOLDER LIMITED LIABILITY LEGISLATION

On July 1, 2004, the Income Trusts Liability Act (Alberta) came into force, which provides that a unitholder will not be, as a beneficiary, liable for any act, default, obligation or liability of the Trustee that arises after the particular provision of such legislation comes into force.

The AltaGas Income Trust indenture itself provides that no unitholder will be subject to any liability in connection with the Trust or its obligations and affairs or for any act or omission of the Trustee of the Trust, provided that in the event that a court determines that unitholders are subject to such liabilities, the liabilities will be enforceable only against and will be satisfied out of the Trust's assets. The Trust indenture also provides that contracts to which the Trust is a party should contain language restricting the liability of unitholders.

Management's Responsibility for Financial Statements

Management recognizes that it is responsible for the preparation of the Consolidated Financial Statements and is satisfied that these statements have been prepared using Canadian generally accepted accounting principles and are within reasonable limits of materiality. Further, management is satisfied that the financial information contained in this annual report is consistent with that presented in the Consolidated Financial Statements. The Trust's internal controls and systems are designed to provide reasonable assurance that its assets are safeguarded and to facilitate the preparation of relevant, reliable and timely information. External auditors have been engaged by the Trust to examine the Consolidated Financial Statements. The Audit Committee of the Board of Directors has reviewed these statements with the external auditors and management and has reported its findings to the Board. The Board of Directors, on the recommendation of the Audit Committee, has approved the Consolidated Financial Statements contained in this report.

DAVID W. CORNHILL
Chairman, President and Chief Executive Officer of AltaGas General Partner Inc., delegate of the Trustee of AltaGas Income Trust
March 1, 2006

PATRICIA M. NEWSON
Senior Vice President Finance and Chief Financial Officer of AltaGas General Partner Inc., delegate of the Trustee of AltaGas Income Trust
March 1, 2006

Auditors' Report

TO THE UNITHOLDERS OF ALTAGAS INCOME TRUST

We have audited the consolidated balance sheets of AltaGas Income Trust as at December 31, 2005 and 2004 and the consolidated statements of income and accumulated earnings and cash flows for the years then ended. These financial statements are the responsibility of the Trust's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of AltaGas Income Trust as at December 31, 2005 and 2004 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

Ernst + Young LLP

ERNST & YOUNG, LLP
Chartered Accountants
March 1, 2006

Calgary, Canada

Consolidated Balance Sheets

As at December 31 ($ thousands)	2005	2004
ASSETS		
Current assets		
Cash and cash equivalents *(note 5)*	$ 11,685	$ 12,301
Accounts receivable	220,684	160,507
Inventory	95	250
Customer deposits	15,371	16,918
Other	4,421	4,845
	252,256	194,821
Capital assets *(notes 6 and 10)*	645,442	746,729
Energy services arrangements, contracts and relationships *(note 7)*	110,850	113,102
Goodwill	18,860	18,860
Future income taxes *(note 16)*	–	208
Long-term investments and other assets *(note 8)*	40,921	34,876
	$ 1,068,329	$ 1,108,596
LIABILITIES AND UNITHOLDERS' EQUITY		
Current liabilities		
Accounts payable and accrued liabilities	$ 215,601	$ 154,226
Distributions payable to unitholders	8,744	7,979
Short-term debt *(note 9)*	2,710	7,016
Current portion of long-term debt *(note 10)*	1,071	101,001
Customer deposits	15,371	16,918
Other	11,586	14,193
	255,083	301,333
Long-term debt *(note 10)*	265,245	251,462
Asset retirement obligations *(note 11)*	16,982	16,122
Future income taxes *(note 16)*	52,433	56,164
	334,660	323,748
Unitholders' equity *(notes 13 and14)*	478,586	483,515
	$ 1,068,329	$ 1,108,596

Commitments *(notes 2, 7, 9, 10, 12, 15 and 19)*

See accompanying notes to the Consolidated Financial Statements.

Approved by the Board of Directors of AltaGas General Partner Inc. on behalf of AltaGas Income Trust:

DAVID W. CORNHILL
Director

DARYL H. GILBERT
Director

Consolidated Statements of Income and Accumulated Earnings

For the years ended December 31 ($ thousands except per unit and units amounts)	2005	2004
REVENUE		
Operating	$ 1,491,621	$ 862,732
Other	10,725	1,877
	1,502,346	864,609
EXPENSES		
Cost of sales	1,205,481	614,251
Operating and administrative	141,382	116,981
Amortization:		
Capital assets	40,886	35,609
Energy services arrangements and contracts	6,486	6,217
	1,394,235	773,058
Operating income	108,111	91,551
Interest expense *(notes 9, 10 and 12)*		
Short-term debt	576	563
Long-term debt	18,515	20,576
Income before income taxes	89,020	70,412
Income tax expense (recovery) *(note 16)*	(1,268)	4,611
Net income	90,288	65,801
Accumulated earnings, beginning of year	196,819	131,018
Accumulated earnings, end of year	$ 287,107	$ 196,819
Net income per unit *(note 14)*		
Basic	$ 1.67	$ 1.33
Diluted	$ 1.67	$ 1.31
Weighted average numbers of units outstanding (thousands) *(note 14)*		
Basic	54,011	49,385
Diluted	54,088	50,169

See accompanying notes to the Consolidated Financial Statements.

Consolidated Statements of Cash Flows

For the years ended December 31 ($ thousands)	2005	2004
Cash from operations		
Net income	$ 90,288	$ 65,801
Items not involving cash:		
Amortization	47,372	41,826
Accretion of asset retirement obligations *(note 11)*	1,326	1,094
Stock option compensation	16	2,490
Future income tax recovery *(note 16)*	(3,364)	(3,104)
Gain on sale of assets and investment transactions	(9,573)	(24)
Equity income	(1,141)	(1,853)
Distributions from equity investments	2,874	1,976
Other	427	378
Funds generated from operations	128,225	108,584
Asset retirement obligation cost and other *(note 11)*	(183)	(205)
Net change in non-cash working capital *(note 17)*	(15,732)	39,327
	112,310	147,706
Investing activities		
Decrease (increase) in customer deposits	1,547	(16,918)
Acquisition of capital assets	(53,965)	(94,786)
Disposition of capital assets	5,030	157
Acquisition of energy services arrangements and contracts	(3,868)	(12)
Acquisition of long-term investments and other assets	(855)	(13,693)
Disposition of long-term investments and other assets *(note 8)*	13,027	3,444
Proceeds on spin-out of Natural Gas Distribution segment *(note 4)*	85,383	–
	46,299	(121,808)
Financing activities		
Increase (decrease) in short-term debt	(4,235)	3,225
Decrease in long-term debt	(86,217)	(54,704)
Dividends	–	(5,051)
Distributions to unitholders	(99,249)	(53,672)
Cost of issuing units on conversion *(note 14)*	–	(8,620)
Net proceeds from issuance of units and common shares *(note 14)*	30,476	105,225
	(159,225)	(13,597)
Change in cash and cash equivalents	(616)	12,301
Cash and cash equivalents, beginning of year	12,301	–
Cash and cash equivalents, end of year	$ 11,685	$ 12,301

See accompanying notes to the Consolidated Financial Statements.

Notes to the Consolidated Financial Statements

(Tabular amounts in thousands of dollars unless otherwise indicated.)

1. STRUCTURE OF ALTAGAS INCOME TRUST

AltaGas Income Trust (AltaGas or the Trust) is an unincorporated open-ended trust established under the laws of Canada, pursuant to a Declaration of Trust dated March 26, 2004. The Trust commenced operations on May 1, 2004 as successor to AltaGas Services Inc. (ASI) when it acquired all of the shares of ASI for consideration of trust units or exchangeable units on a one-for-one basis. These audited Consolidated Financial Statements follow the continuity of interest basis of accounting whereby the Trust is considered a continuation of ASI. As a result, the comparative statements of income and cash flow include ASI's results of operations for the period up to and including April 30, 2004 and the Trust's results of operations from May 1, 2004 to December 31, 2005.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

These Consolidated Financial Statements are prepared by management in accordance with Canadian generally accepted accounting principles (GAAP). Significant accounting policies are summarized below:

Basis of Presentation

These Consolidated Financial Statements include the accounts of AltaGas Income Trust and all of its wholly owned subsidiaries, and its proportionate interests in various partnerships and joint ventures. Transactions between the Trust, wholly owned subsidiaries and the proportionate interests are eliminated on consolidation.

On November 17, 2005 AltaGas completed the spin-out of AltaGas Utility Group Inc. (Utility Group), as described in Note 4. Prior to the spin-out, this business was owned by AltaGas. Subsequent to the spin-out AltaGas retained a 26.7 percent interest in the common shares of Utility Group. The revenue, expenses and cash flows of the Natural Gas Distribution (NGD) business are consolidated up to November 17, 2005. Subsequent to the completion of the spin-out, AltaGas accounts for its interest in Utility Group as an equity investment.

Business Combinations

All business combinations are accounted for using the purchase method. Under the purchase method assets and liabilities of the acquired entity are recorded at fair value. The excess of the purchase price over the fair value of the assets and liabilities acquired is recorded as goodwill.

Regulation

Up until November 17, 2005, AltaGas Utilities Inc. (AltaGas Utilities) was wholly owned by AltaGas. AltaGas Utilities engages in the distribution and sale of natural gas in various communities located within the province of Alberta and is regulated by the Alberta Energy and Utilities Board (EUB). The EUB exercises statutory authority over matters such as rates, financing, accounting, construction and contracts with customers. In order to recognize the economic effect of the actions and decisions of the EUB, the timing of recognition of certain revenues and expenses may differ from that otherwise expected under GAAP for non rate-regulated entities.

Cash and Cash Equivalents

Cash and cash equivalents consist of cash on hand and balances with banks and investments in money market instruments with maturities less than three months.

Inventory

Materials and supplies are valued at the lower of average cost and replacement cost. Natural gas inventories are valued at the lower of cost or current market values.

Customer Deposits

Cash deposited by customers under the terms of natural gas and power marketing contracts is invested in short-term deposits with a Canadian chartered bank. These funds are restricted and are not available for general use by the Trust. The corresponding liability is classified as customer deposits within current liabilities.

Capital Assets and Amortization

Capital assets are recorded at cost plus interest incurred during the construction period to finance long-term construction projects. Prior to the spin-out of the Trust's regulated business on November 17, 2005, the allowance for funds used during the construction of regulated natural gas distribution assets were capitalized at rates authorized by the regulatory authorities in Alberta and Nova Scotia. Contributions in aid of construction of natural gas distribution assets are deducted from the cost of acquiring capital assets, with subsequent amortization calculated on the net cost. Repairs and maintenance costs are expensed in the period incurred.

The Trust amortizes the cost of capital assets, net of salvage value, on a straight-line basis based on the estimated useful life of the assets, except for regulated natural gas distribution assets, where amortization is calculated on a straight-line basis at rates approved by the regulatory authority.

Field Gathering and Processing	
Gathering and processing assets	15 – 40 years
Other assets	1 – 5 years
Extraction and Transmission	
Extraction and transmission assets	15 – 40 years
Power Generation	
Assets under capital lease	10 years
Energy Services	
Energy services assets	8 – 19 years
Other assets	1 – 5 years
Natural Gas Distribution	
Natural gas distribution assets	0.9 – 25.7 percent
Other assets	3.1 – 57.9 percent
Corporate	
Other assets	1 – 5 years

AltaGas follows the full cost method of accounting for oil and gas exploration and development activities. Capitalized costs are accumulated in a single cost centre and amortized to income on a unit-of-production basis over the estimated production life of proved reserves.

Leases are classified as either capital or operating. Leases which transfer substantially all the benefits and risks of ownership of property to AltaGas are accounted for as capital leases. Assets under capital leases are accounted for as assets and are amortized on a straight-line basis over the lease term. The capital lease obligations reflect the present value of future lease payments. The finance element of the lease payments is charged to income over the term of the lease. Commitments to repay the principal amounts arising under capital lease obligations are included in current liabilities to the extent that the amount is repayable within one year; otherwise the principal is included as a long-term liability.

Energy Services Arrangements, Contracts, Relationships and Amortization

Energy services arrangements, contracts and relationships are recorded at cost which was fair value at the time of purchase, and are amortized on a straight-line basis over their term or estimated useful life:

Sundance Power Purchase Arrangements (PPAs)	19 years
Natural gas and power marketing contracts	18 – 49 months
Energy services relationships	15 years

AltaGas owns 50 percent of two Sundance B PPAs through its interest in the ASTC Power Partnership (ASTC). ASTC is committed to purchase all of the power from the two 353-MW capacity Sundance generating units. The investment in the PPAs and the revenue and expenses thereunder are recorded on a proportionate basis. The Sundance B PPAs are the right to the committed generating capacity of two regulated Alberta generating units and required a capital outlay to acquire. The Trust is obligated to make payments to the owners of the underlying generating units over the remaining terms of the PPAs to December 31, 2020. Such amounts are recorded as cost of sales as incurred. Revenue from the sale of the committed power is recorded when delivered.

The Genesee power purchase arrangement, or PPA, is the right to generating capacity at a regulated Alberta generating unit for a three-year period ending March 31, 2006 that required no capital outlay but includes monthly capacity charges, which amounts are recorded as cost of sales. Revenue from the sale of the committed power is recorded when delivered.

The natural gas and power marketing contracts are the rights and obligations to buy and sell fixed volumes of natural gas and power at contracted prices. Revenue and expenses are recorded when product is delivered.

Energy services relationships were purchased along with substantially all of the assets and liabilities of iQ2 Power Corp. (iQ2), PremStar Energy Canada Ltd., ECNG Canada Ltd. and Energistics Inc. and are recorded at fair value and amortized on a straight-line basis commencing with the termination of the related short-term contracts over the 15-year expected useful life of the relationships.

Goodwill

Goodwill represents that portion of the purchase price of the Suffield natural gas pipeline system which was in excess of the fair value of the net assets acquired. Goodwill is not subject to amortization but is tested at least annually for impairment by comparing the fair value of the natural gas transmission asset with its book value.

Long-Term Investments and Other Assets

Investments in entities in which AltaGas has the ability to exercise significant influence are accounted for by the equity method. Other long-term investments are recorded at cost. Any other than temporary impairment in value of an investment is charged against income when determined.

Asset Retirement Obligations

The Trust recognizes asset retirement obligations in the period in which the obligation is incurred and a reasonable estimate of a fair value can be determined. The associated asset retirement costs are capitalized as part of the carrying amount of the asset and are depreciated over the estimated useful life of the asset. The liability is increased due to the passage of time over the estimated period until the settlement of the obligation, with an offsetting charge to accretion expense in the income statement.

In the NGD and Extraction and Transmission (E&T) segments, certain of AltaGas' assets have an indeterminate life and thus a future retirement obligation is not recognized.

Derivative Instruments

AltaGas enters into financial derivative contracts such as swaps and collars to manage exposure to fluctuations in commodity prices and interest rates. These contracts are designated as hedges when the underlying risks of the hedged and hedging instruments offset to manage the Trust's exposure. Gains and losses relating to such contracts are deferred and recognized in the same period and financial statement category as the corresponding hedged transaction. If financial derivative contracts cease to be effective as hedges or if the hedge relationship is terminated, any cumulative gains or losses arising prior to such time continue to be deferred over the period of the original hedged transaction and subsequent changes in the fair value of the derivative contracts are recognized as adjustments to income. The effectiveness of hedges is tested quarterly to ensure the correlation of the underlying risks.

AltaGas enters into commodity derivative contracts for the future delivery of commodities at fixed prices. These contracts are not recognized in the financial statements until they are settled.

Revenue Recognition

In the Field Gathering and Processing segment and transmission business, revenue is recorded as the services are rendered. In the extraction business, Power Generation, Energy Services and Natural Gas Distribution segments, revenue is recognized at the time the product is delivered.

Unit-Based Compensation Plans

The Trust follows the fair value method of accounting for trust unit options granted during the year. Unit options are valued at the date of the grant and recognized as compensation expense over the vesting period of the options. Consideration received by the Trust on exercise of the option rights is credited to unitholders' capital.

AltaGas has an incentive phantom unit plan which requires settlement by cash payments. During the graded vesting period, compensation expense is recognized using the liability method and is recorded as operating and administrative expense over the life of the vesting period. A change in value of the phantom units is recognized in the period the change occurs.

Pension Plans and Retirement Benefits

The cost of defined-benefit pension and other retirement benefits is actuarially determined using the projected benefit method prorated on service and management's best estimate of expected plan investment performance, salary escalation, retirement ages of employees and expected health care costs. The current service cost of the benefit is the sum of the individual current service costs and the accrued benefit obligation is the sum of the accrued liabilities for all participants.

For purposes of calculating the expected return on plan assets, those assets are valued at fair value. The cumulative net actuarial gain or loss at the beginning of the year in excess of 10 percent of the greater of the accrued benefit obligation and the fair value of plan assets is amortized on a straight-line basis over the average remaining service life of the active employees. The average remaining service periods of the active members covered by the pension plans and other retirement benefits plans are 14 to 16 years. Transitional obligations are being amortized on a straight-line basis over the remaining service life of active employees. Past service costs resulting from plan amendments are amortized on a straight-line basis over the average remaining service life of active employees for the respective plan.

Income Taxes

The Trust is a taxable entity under the Income Tax Act (Canada) and is taxable on income that is not distributed or distributable to the unitholders. As the Trust allocates all of its Canadian taxable income to the unitholders in accordance with its Trust indenture and meets the requirements of the Income Tax Act (Canada) applicable to the Trust, no provision for Canadian income tax expense has been made for the Trust.

Except for rate-regulated NGD subsidiaries, income taxes are calculated in the subsidiary companies of the Trust using the liability method of tax accounting. Under this method, future income tax assets and liabilities are determined based on differences between the financial reporting and tax bases of assets and liabilities and are measured using the substantively enacted tax rates and laws that are anticipated to be in effect in the periods in which the differences are expected to be settled or realized.

Income taxes in the rate regulated natural gas distribution subsidiaries are provided using the taxes payable method approved by the regulatory authorities. In accordance with regulated accounting, provision is made only for those income taxes currently payable and no future tax is recorded on the differences between the financial reporting and tax bases of assets and liabilities.

Related Party Transactions

Transactions with related parties that are conducted in the normal course of operations have been recorded at the exchange amount.

Per Unit Information

Basic net income per unit is calculated on the basis of the weighted average number of trust and exchangeable units outstanding during the year. Diluted net income per unit is calculated as if the proceeds obtained upon exercise of options were used to purchase units at the average market price during the year.

Use of Estimates

The preparation of financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the reported amounts of revenue and expenses during the period. By their nature, these estimates are subject to measurement uncertainty and may impact the financial statements of future periods.

3. ACQUISITIONS

On October 6, 2004 AltaGas acquired substantially all of the assets and liabilities of PremStar Energy Canada Ltd. and its subsidiaries ECNG Inc. and Energistics Group Inc. for $21.9 million including acquisition costs. Consideration paid was $1.5 million cash and trust units with an ascribed value of $19.0 million issued from treasury. The acquisition was accounted for using the purchase method, whereby assets acquired are recorded at fair value and the results are included in these Consolidated Financial Statements from the date of acquisition.

Net Assets Acquired	2004
Working capital	$ 2,568
Capital assets	905
Energy services arrangements and contracts	825
Energy services relationships	17,562
	21,860
Net acquisition costs	(1,341)
	$ 20,519

4. SPIN-OUT OF NATURAL GAS DISTRIBUTION BUSINESSES

On November 17, 2005 AltaGas completed the spin-out of its 100 percent owned subsidiary Utility Group into a separate, publicly traded company. Utility Group owns 100 percent of AltaGas Utilities, a one-third interest in Inuvik Gas Ltd. and a 24.9 percent interest in Heritage Gas Limited. Prior to the spin-out these entities comprised the NGD segment held by the Trust.

The spin-out of Utility Group was completed through a series of transactions. Holders of trust units of the Trust and holders of exchangeable partnership units of AltaGas Holding Limited Partnership No. 1 (AltaGas LP#1) received one common share of Utility Group for each 13.9592 Trust Units or Partnership Units held on November 14, 2005. The number of common shares of Utility Group distributed to unitholders was 3,899,895 and reduced unitholders' equity by $25.7 million. The Trust sold 1,716,000 common shares of Utility Group at $7.50 per share for net proceeds of $10.7 million. Utility Group completed an initial public offering of 390,000 common shares for $7.50 per share for net proceeds of $2.7 million. This offering resulted in a 1.3 percent reduction of the Trust's interest in Utility Group to 26.7 percent. The series of transactions executed to effect the spin-out resulted in a net after-tax loss to the Trust of $0.1 million. Concurrent with the spin-out, AltaGas settled amounts due from Utility Group and, together with the proceeds from the sale of common shares of Utility Group, $85.4 million was used to repay bank debt.

Prior to the completion of the spin-out, Utility Group's assets and operations were consolidated as the NGD segment. Subsequent to the spin-out, the Trust holds 2,184,010 common shares of the 8,189,905 Utility Group shares issued and outstanding. From November 17, 2005 the Trust accounted for its interest in Utility Group as a long-term investment in Utility Group using the equity method with no restatement of prior periods.

The financial statement impact of the series of transactions completed to execute the spin-out reduced assets, liabilities and accumulated earnings of the Trust as follows:

Net Impact of Spin-out	
Current assets	$ (28,586)
Non-current assets	(129,749)
Current liabilities	29,870
Other liabilities	3,483
Distributions to unitholders	25,696
	$ (99,286)

Increase in long-term investments and other assets	$ 13,903
Repayment of intercompany advances to Utility Group	74,709
Net proceeds on sale of shares	10,674
	$ 99,286

5. CASH AND CASH EQUIVALENTS

	2005	2004
Cash on hand and balances with banks	**$ 11,685**	$ 11,551
Short-term investments	**–**	750
Cash and cash equivalents	**$ 11,685**	$ 12,301

The effective interest rate on short-term investments was 2.7 percent in 2005 (2004 – 1.8 percent).

6. CAPITAL ASSETS

	2005			2004		
	Cost	**Accumulated amortization**	**Net book value**	Cost	Accumulated amortization	Net book value
Field Gathering and Processing						
Gathering and processing assets	**$ 496,284**	**$ (106,082)**	**$ 390,202**	$ 450,612	$ (88,287)	$ 362,325
Other assets	**2,692**	**(680)**	**2,012**	2,044	–	2,044
Extraction and Transmission						
Extraction and transmission assets	**246,615**	**(30,295)**	**216,320**	244,976	(22,737)	222,239
Power Generation						
Capital lease	**13,798**	**(1,836)**	**11,962**	13,798	(457)	13,341
Energy Services						
Energy services assets	**30,409**	**(12,595)**	**17,814**	29,131	(9,999)	19,132
Other assets	**53**	**–**	**53**	–	–	–

6. CAPITAL ASSETS *(continued)*

	2005			2004		
	Cost	Accumulated amortization	Net book value	Cost	Accumulated amortization	Net book value
Natural Gas Distribution						
Natural gas distribution assets	–	–	–	165,557	(60,394)	105,163
Other assets	–	–	–	26,625	(9,634)	16,991
Corporate						
Other assets	**14,774**	**(7,695)**	**7,079**	11,242	(5,748)	5,494
	$ 804,625	**$ (159,183)**	**$ 645,442**	$ 943,985	$ (197,256)	$ 746,729

Interest capitalized on long-term capital construction projects for the year ended December 31, 2005 was $nil (2004 – $0.2 million). At December 31, 2005 the Trust had spent approximately $18.6 million (2004 – $5.5 million) on capital projects under construction that were not yet subject to amortization.

7. ENERGY SERVICES ARRANGEMENTS, CONTRACTS AND RELATIONSHIPS

	2005			2004		
	Cost	Accumulated amortization	Net book value	Cost	Accumulated amortization	Net book value
Energy services arrangements and contracts	**$ 115,056**	**$ (25,149)**	**$ 89,907**	$ 115,217	$ (18,663)	$ 96,554
Energy services relationships	**20,943**	**–**	**20,943**	16,548	–	16,548
	$ 135,999	**$ (25,149)**	**$ 110,850**	$ 131,765	$ (18,663)	$ 113,102

The amortization of the energy services relationships will begin on April 1, 2006.

8. LONG-TERM INVESTMENTS AND OTHER ASSETS

	2005	2004
Common shares of public companies	**$ 375**	$ 475
Common shares of private companies	**10**	696
Equity accounted investments in public entities	**39,098**	30,665
Other	**1,438**	3,040
	$ 40,921	$ 34,876

At December 31, 2005 the quoted market value of the holdings of public companies and public entities was approximately $61.3 million (2004 – $45.9 million). The fair market value of investments in private companies is not reasonably determinable.

On December 31, 2005 a private investment held by the Trust was written down by $0.6 million.

The Trust's investment in Taylor NGL Limited Partnership (Taylor) is accounted for using the equity method. On February 7, 2005 the Trust sold 1.4 million limited partnership units of Taylor for proceeds of $12.8 million, realizing an after-tax gain of $3.9 million. The sale reduced the Trust's ownership in Taylor to 4.0 million units, or 14.0 percent.

On March 22, 2005 Taylor issued 13.0 million limited partnership units. AltaGas did not participate in this issue, which reduced the Trust's ownership in Taylor to 9.5 percent and resulted in an after-tax dilution gain of $3.6 million.

On November 17, 2005 the Trust completed the spin-out of the NGD segment through a series of transactions into a publicly traded corporation, Utility Group. Upon completion of the spin-out, the Trust owned 2,184,010 common shares, or 26.7 percent, of Utility Group. The Trust accounts for its investment using the equity method. The value of the investment in Utility Group at the time of the spin-out was $13.9 million.

9. SHORT-TERM DEBT

At December 31, 2005 the Trust, through AltaGas LP#1, held a $50.0 million (2004 – $50.0 million) unsecured demand revolving operating credit facility with a Canadian chartered bank. Draws on the facility bear interest at the lender's prime rate or at the bankers' acceptance rate plus a stamping fee. At December 31, 2005 the Trust had prime loans of $2.7 million and letters of credit of $6.9 million (2004 – $7.0 million and $6.9 million, respectively) outstanding against the facility.

Until September 30, 2005 the Trust, through AltaGas LP#1, held a $75 million unsecured 364-day extendible revolving-term letter of credit facility. Effective September 30, 2005 this facility was amended into a three-year extendible revolving letter of credit facility (see Note 10 for a description of the amended facility). At December 31, 2004 the Trust had letters of credit of $28.7 million outstanding against the extendible revolving-term letter of credit facility.

The prime lending rate at December 31, 2005 was 5.00 percent (2004 – 4.25 percent).

10. LONG-TERM DEBT

	2005	2004
Operating loans	**$ 154,064**	$ 239,210
Capital lease obligation	**12,252**	13,253
Medium-term notes	**100,000**	100,000
	266,316	352,463
Less current portion	**1,071**	101,001
	$ 265,245	$ 251,462

Letter of Credit Facility

At December 31, 2005 the Trust, through AltaGas LP#1, held a $75.0 million (2004 – $75.0 million) unsecured three-year (2004 – 364-day) extendible revolving letter of credit facility with a Canadian chartered bank maturing on September 30, 2008. AltaGas may borrow up to $25.0 million by way of prime loans, U.S. base rate loans, LIBOR loans or bankers' acceptances on the letter of credit facility. Borrowings on the facility bear fees and interest at rates relevant to the nature of the draw made. At December 31, 2005 the Trust had letters of credit of $37.3 million (2004 – $28.7 million) outstanding against the extendible revolving-term letter of credit facility.

Operating Loans

At December 31, 2005 the Trust, through AltaGas LP#1, held a $300.0 million (2004 – $300.0 million) unsecured extendible revolving three-year credit facility with a syndicate of Canadian chartered banks. Borrowings on the facility can be by way of prime loans, U.S. base rate loans, LIBOR loans, bankers' acceptances or documentary credits. Borrowings on the facility bear fees and interest at rates relevant to the nature of the draw. On September 30, 2005 AltaGas negotiated the extension of the maturity date of this facility to September 30, 2008.

At December 31, 2005 the Trust had drawn $154.1 million (2004 – $239.2 million) against the facility. The prime lending rate at December 31, 2005 was 5.00 percent (2004 – 4.25 percent). The average rate on the Trust's bankers' acceptances at December 31, 2005 was 4.19 percent (2004 – 3.86 percent).

Medium-Term Notes

On April 29, 2005 AltaGas filed a Universal Shelf Prospectus pursuant to which the Trust may issue up to an aggregate of $500.0 million of trust units and debt securities over a 25-month period. AltaGas filed a prospectus supplement on August 23, 2005 establishing AltaGas' medium-term note (MTN) program. On August 30, 2005 $100.0 million of 4.41 percent senior unsecured MTNs were issued. The notes mature on September 1, 2010, with interest payable semi-annually. The proceeds of the issue were used to repay bank debt.

On October 4, 2005 the $100.0 million MTNs bearing interest at 7.28 percent, issued on October 4, 2000, matured and were repaid in full by the Trust.

AltaGas' debt agreements all require the Trust to meet certain financial tests and other covenants customary for these types of borrowings, which must be met at each quarter-end. The Trust is in compliance with all of these covenants.

Capital Lease Obligation

On September 1, 2004 the Trust entered into a 10-year capital lease with an option to extend the term for an additional 15 years. The lease has payment commitments over the next five years as follows:

2006	$ 1,878
2007	1,878
2008	1,878
2009	1,878
2010	1,878
Thereafter	6,891
	16,281
Less imputed interest at 6.85 percent	4,029
Present value of minimum lease payments	12,252
Less current portion	1,071
	$ 11,181

Interest expense on capital leases was $0.9 million in 2005 (2004 – $0.3 million).

11. ASSET RETIREMENT OBLIGATIONS

	December 31, 2005	December 31, 2004
Balance, beginning of year	**$ 16,122**	$ 13,962
New obligations in the year	**366**	1,271
Obligations settled	**(183)**	(205)
Obligations disposed	**(649)**	–
Accretion expense	**1,326**	1,094
Balance, end of year	**$ 16,982**	$ 16,122

AltaGas estimates the undiscounted cash required to settle the asset retirement obligations at December 31, 2005 was $48.1 million (2004 – $49.1 million). The asset retirement obligations have been recorded in the financial statements at estimated values discounted at rates between 6.9 percent and 8.5 percent and are expected to be incurred between 2010 and 2040. The majority of the costs are expected to be incurred between 2025 and 2035. No assets have been legally restricted for settlement of the estimated liability.

12. FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT

In the course of normal operations the Trust issues short and long-term debt, and purchases and sells natural gas and power commodities. These activities result in exposures to fluctuations in interest rates and commodity prices. The Trust uses financial derivative instruments that result in cash settlements to manage the price or cash flow risk that results from these activities. The Trust does not make use of derivative instruments for speculative purposes.

The fair values of financial derivatives have been estimated using year-end market rates. These fair values approximate the amount that the Trust would receive or pay if the instruments were closed out at these dates.

Commodity Price Risk Management

Under the PPAs, AltaGas has an obligation to buy power at agreed terms and prices to December 31, 2020. The Trust sells the power to the Alberta Electric System Operator at spot prices and uses swaps and collars to fix the prices over time on a portion of the volumes. AltaGas' strategy is to lock in margins to provide predictable earnings. At December 31, 2005 the Trust had no intention to terminate any contracts prior to maturity.

At December 31, the Trust had the following contracts outstanding:

Derivative Instruments	Fixed price (per MWh)	Period (months)	Notional volume (MWh) Sales	Purchases	Fair value
2005					
Swaps	**$52.00 to $81.75**	**3 to 24**	**2,111,400**	**–**	**$ (23,936)**
Swaps	**$43.00 to $78.00**	**12 to 144**	**–**	**322,146**	**$ 273**
2004					
Swaps and collars	$41.50 to $63.25	3 to 12	2,440,573	–	$ 1,307
Swap	$55.77	156	–	341,856	$ (2,099)

Interest Rate Risk Management

To hedge against the effect of future interest rate movements, the Trust enters into interest rate swap agreements (swaps) to fix the interest rate on a portion of its bankers' acceptances issued under credit facilities.

In November 2005 AltaGas discontinued hedge accounting for $35.0 million in notional value swaps as a result of the maturity of the hedged bankers' acceptances. The swaps have an average remaining term of five to 10 months and a weighted average interest rate of 3.71 percent.

At December 31, the Trust had the following contracts outstanding:

Interest Rate Swaps	Period (months)	Principal	Weighted average interest rate	Fair value
2005	**5 to 39**	**$ 185,000**	**3.75%**	**$ 921**
2004	3 to 51	$ 200,000	3.93%	$ (1,797)

Credit Risk on Financial Instruments

Credit risk results from the possibility that a counterparty to a derivative in which the Trust has an unrealized gain fails to perform according to the terms of the contract.

Credit exposure is minimized by entering into transactions with creditworthy counterparties in accordance with established credit policies and practices. At December 31, 2005 AltaGas did not have a significant concentration of credit risk with any single counterparty to financial instruments.

13. UNITHOLDERS' EQUITY

	December 31, 2005	December 31, 2004
Unitholders' capital *(note 14)*	**$ 417,114**	$ 386,638
Contributed surplus	**2,839**	2,823
Accumulated earnings	**287,107**	196,819
Accumulated dividends	**(41,114)**	(41,114)
Accumulated unitholders' distributions declared[(1)]	**(161,664)**	(61,651)
Distributions of common shares of Utility Group	**(25,696)**	–
	$ 478,586	$ 483,515

(1) Accumulated distributions paid by the Trust as at December 31, 2005 were $152.9 million (as at December 31, 2004 – $53.7 million).

14. UNITHOLDERS' CAPITAL

Authorized December 31, 2003

- An unlimited number of common shares without nominal or par value; and
- An unlimited number of preferred shares without nominal or par value.

Authorized December 31, 2004

- An unlimited number of trust units redeemable for cash at the option of the holder;
- An unlimited number of AltaGas LP#1 class B limited partnership units, which are exchangeable into trust units on a one-for-one basis. Prior to May 1, 2014 the exchange is at the option of the unitholder at any time, and at the option of the Trust should the number of AltaGas LP#1 units outstanding fall below 750,000. After May 1, 2014 the exchange is at the option of either the Trust or the unitholder; and
- An unlimited number of AltaGas Holding Limited Partnership No.2 (AltaGas LP#2) class B limited partnership units, which are exchangeable into trust units on a one-for-one basis. Prior to May 1, 2009 the exchange is at the option of the unitholder at anytime, and at the option of the Trust should the number of AltaGas LP#2 units outstanding fall below 1,000,000. After May 1, 2009 the exchange is at the option of either the Trust or the unitholder.

Common Shares Issued and Outstanding:	Number	Amount
December 31, 2003	36,716,844	$ 179,076
Common shares issued for cash on exercise of options	209,449	1,752
Common shares issued for compensation	2,000	39
Common shares issued on conversion of preferred shares	9,000,000	88,964
Common shares repurchased and cancelled on trust conversion	(45,928,293)	(269,831)
December 31, 2004	–	–
Preferred Shares Issued and Outstanding:		
December 31, 2003	9,000,000	88,964
Converted to common shares	(9,000,000)	(88,964)
December 31, 2004	–	–
Issued and outstanding December 31, 2004	–	–
Trust Units Issued and Outstanding:		
December 31, 2003	–	–
Units issued on conversion (net of $5.6 million of after-tax conversion costs)	33,668,068	194,073
Units issued on public unit offering (net of $4.7 million of issuance costs)	4,730,000	83,760
Units issued on purchase of assets	993,789	18,961
Units issued for cash on exercise of options	1,022,127	9,638
Units issued under DRIP[(1)]	521,326	10,038
Units issued for exchangeable units	8,889,931	50,879
December 31, 2004	49,825,241	367,349
Exchangeable Units Issued and Outstanding:		
December 31, 2003	–	–
Issued by AltaGas LP#1 (net of conversion costs)	3,394,216	19,426
Issued by AltaGas LP#2 (net of conversion costs)	8,866,009	50,742
AltaGas LP#1 units redeemed for trust units	(23,922)	(137)
AltaGas LP#2 units redeemed for trust units	(8,866,009)	(50,742)
December 31, 2004	3,370,294	19,289
Issued and outstanding December 31, 2004	53,195,535	386,638

(1) Premium Distribution™, Distribution Reinvestment and Optional Unit Purchase Plan.

Trust Units Issued and Outstanding:	Number	Amount
December 31, 2004	49,825,241	367,349
Units issued for cash on exercise of options	304,411	2,737
Units issued under DRIP[1]	1,147,640	27,739
Units issued for exchangeable units	1,228,222	7,029
December 31, 2005	**52,505,514**	**404,854**
Exchangeable Units Issued and Outstanding:		
December 31, 2004 issued by AltaGas LP#1	3,370,294	19,289
AltaGas LP#1 units redeemed for trust units	(1,228,222)	(7,029)
December 31, 2005	**2,142,072**	**12,260**
Issued and outstanding December 31, 2005	**54,647,586**	**$ 417,114**

(1) Premium Distribution™, Distribution Reinvestment and Optional Unit Purchase Plan.

The Trust has an employee unit option plan under which both employees and directors are eligible to receive grants. At December 31, 2005, 3,800,000 units were reserved for issuance under the plan. To December 31, 2005 options granted under the plan generally had a term of 10 years to expiry and vested no longer than over a four-year period. On May 1, 2004, subsequent to the establishment of the Trust, all options granted were vested.

At December 31, 2005 outstanding options are exercisable at various dates to the year 2016 (2004 – 2014). Options outstanding under the plan have a weighted average exercise price of $9.40 (2004 – $9.02) and a weighted average remaining term of 9.25 years (2004 – 7.44 years). As at December 31, 2005 the unexpensed fair value of unit option compensation cost associated with future periods was $0.3 million (December 31, 2004 - $nil).

The following table summarizes information about the Trust's unit options:

	Options outstanding	
	Number of options	Weighted average exercise price
Unit options outstanding December 31, 2004	349,411	$ 9.02
Granted	322,200	26.62
Exercised	(304,411)	8.97
Cancelled	(8,000)	23.26
Unit options outstanding December 31, 2005	**359,200**	**$ 24.53**
Exercisable at December 31, 2005	**45,000**	**$ 9.40**

A summary of the plan as at December 31, 2005:

	Options outstanding			Options exercisable	
	Number outstanding at December 31, 2005	Weighted average exercise price	Weighted average remaining contractual life (years)	Number exercisable at December 31, 2005	Weighted average exercise price
$5.00 – $7.00	**11,000**	**$ 6.23**	**5.65**	**11,000**	**$ 6.23**
$7.01 – $15.50	**34,000**	**10.42**	**8.12**	**34,000**	**10.42**
$15.51 – $25.08	**142,200**	**24.26**	**7.73**	**–**	**–**
$25.09 – $29.15	**172,000**	**28.71**	**9.89**	**–**	**–**
	359,200	**$ 24.53**	**9.25**	**45,000**	**$ 9.40**

The fair value of each option granted is estimated on the date of grant using the Black-Scholes option pricing model with weighted-average assumptions for grants as follows:

	2005	2004
Risk-free interest rate (percentage)	**4.07**	4.54
Expected lives (years)	**10**	10
Expected volatility (percentage)	**17.68**	14.00
Annual distributions per unit ($)	**1.85**	0.44

Units Outstanding[1] for the Years Ended December 31	**2005**	**2004**
Weighted average number of units – basic	**54,011,281**	49,385,041
Effect of dilutive stock options	**76,224**	783,516
Weighted average number of units – diluted	**54,087,505**	50,168,557

(1) Includes exchangeable units.

15. COMMITMENTS

Future minimum lease payments under operating leases for office space, office equipment, and automotive equipment are estimated as follows:

2006	$	3,579
2007		3,567
2008		519
2009		269
2010		169
	$	8,103

Under the terms of a 1997 long-term gas supply contract, the Trust is committed to supply natural gas for prices ranging from $2.11/Mcf in 2005 to $2.40/Mcf by contract expiry in 2009. The Trust contracted with several producers to provide the volumes for the term of the 10-year contract. One of those producers defaulted in 1999 on its obligation under its gas supply contract, resulting in the delivery commitment for 2,845 Mcf/d being assumed by the Trust. The Trust owns natural gas reserves as a hedge against the obligation under this supply contract. The natural gas produced from these reserves is in excess of the commitment under the contract.

In addition to the production from its own reserves, in 1999 the Trust acquired a right to purchase natural gas from specific reserves for $0.05/Mcf for the life of the reserves. The production from these reserves was 1,333 Mcf/d in 2005 (2004 – 1,138 Mcf/d) and also serves as a hedge against the commitment under the reverted contract.

The Trust entered into an energy contract with the Balancing Pool Administrator for the right and obligation to purchase power from 100 MW of power capacity at the EPCOR Generation Inc.-operated Genesee power plant for a three-year term commencing April 1, 2003. The Trust has an obligation to pay a competitively priced fixed monthly capacity charge for the power capacity under this PPA.

16. INCOME TAXES

Taxation of the Trust

Payments received by the Trust in the form of interest, distributions or other income from its subsidiaries are taxable income to the Trust. The Trust is entitled to deduct, for income tax purposes, its costs and its distributions to unitholders. Since it distributes all of its income to unitholders, the Trust is not expected to be liable for income taxes either currently or in the foreseeable future.

Taxation of the Operating Subsidiaries

Incorporated operating subsidiaries of the Trust are subject to tax in the same manner as any other corporation. Operating subsidiaries are generally not expected to pay significant taxes, with the exception of the Large Corporations Tax, either currently or in the foreseeable future under existing tax legislation. Subsidiaries of the Trust that operated under utility board regulation incurred and expensed income tax on income earned.

Consolidated Tax Position

The tax provision recorded on the Consolidated Financial Statements differs from the amount computed by applying the combined Canadian federal and provincial income tax statutory rates to income before tax as follows:

	2005	2004
Income before taxes – consolidated	$ 89,020	$ 70,412
Income from AltaGas Income Trust distributed to unitholders	(86,099)	(48,616)
Income before taxes – operating subsidiaries	2,921	21,796
Statutory income tax rate	37.62%	38.87%
Expected taxes at statutory rate	1,099	8,472
Add (deduct) the tax effect of:		
Resource allowance	(2,204)	(2,529)
Manufacturing and processing credit	–	(136)
Large Corporations Tax	1,063	1,129
Rate reductions applied to future income tax liabilities	(440)	(3,418)
Permanent differences between accounting and tax bases of assets and liabilities	(445)	527
Other	(341)	566
Income tax provision		
Current	2,096	7,715
Future	(3,364)	(3,104)
	$ (1,268)	$ 4,611
Effective income tax rate	(1.42%)	6.55%

AltaGas' income taxes are calculated according to government tax laws and regulations which result in different values for certain assets and liabilities for income tax purposes than for financial statement purposes. The amount shown on the Consolidated Balance Sheets as future income tax assets and liabilities represents the net differences between tax values and book carrying values on the operating subsidiaries' balance sheets at substantially enacted tax rates. GAAP requires these future income tax assets or liabilities to be recognized in the Consolidated Financial Statements. In the case of AltaGas, these future income taxes are not expected to result in cash taxes being paid due to the expectation of continued future intercompany interest deductions at the operating subsidiary level.

As at December 31, 2005 future income taxes were comprised of the following:

	2005		2004	
	Assets	Liabilities	Assets	Liabilities
Capital assets	$ –	$ 20,577	$ –	$ 29,492
Net operating losses unused for tax purposes	–	–	208	–
Deferred debt charges	–	37	–	87
Share issue costs	–	(2,074)	–	(3,013)
Partnerships	–	33,980	–	28,890
Other	–	(87)	–	708
	$ –	$ 52,433	$ 208	$ 56,164

Future income tax expense and future income tax assets and liabilities were not recognized at December 31, 2005 for the Trust's rate regulated NGD subsidiary. Unrecognized future income tax expense for the year ended December 31, 2005 is $nil (2004 – $0.9 million) while unrecognized future income tax liabilities at December 31, 2005 are $nil (2004 – $7.4 million), both due to the spin-out of the NGD business.

17. NET CHANGE IN NON-CASH WORKING CAPITAL

The net change in the following non-cash working capital items increased (decreased) cash flows from operations as follows:

	2005	2004
Accounts receivable	$ (60,177)	$ (72,044)
Inventory	155	1,629
Other current assets	424	961
Accounts payable and accrued liabilities	61,375	79,500
Distributions payable to unitholders	765	7,979
Customer deposits	(1,547)	16,918
Other current liabilities	(2,607)	6,336
	(1,612)	41,279
Less increase in working capital due to spin-out of Utility Group	85	–
Less increase in working capital from non-cash acquisition	–	585
Less decrease (increase) in capital costs payable	(13,440)	5,442
Add increase in distributions payable	(765)	(7,979)
Net change in non-cash working capital related to operations	$ (15,732)	$ 39,327

The following cash payments have been included in the determination of earnings:

	2005	2004
Interest paid	$ 17,829	$ 19,809
Income taxes paid	$ 1,321	$ 11,436

18. UNIT-BASED COMPENSATION

AltaGas implemented a unit-based compensation plan in 2004 which awards phantom units to certain employees. The phantom units are valued on distributions declared and the trading price of the Trust's units. The units vest on a graded vesting schedule. Total compensation expense recognized in 2005 under this plan was $3.0 million (2004 – $1.1 million).

Vesting Date	Number of phantom units outstanding
2006	21,181
2007	173,223
2008	15,240
	209,644

19. PENSION PLANS AND RETIREMENT BENEFITS

Defined-Contribution Plan

On July 1, 2005 AltaGas implemented a defined-contribution (DC) pension plan for substantially all full-time employees. The DC plan replaced the Group RRSP that had been in effect.

Defined-Benefit Plans

On November 17, 2005 AltaGas indirectly disposed of its interest in AltaGas Utilities through the spin-out of Utility Group. Substantially all of the employees of this subsidiary are members of one of two defined-benefit, non-contributory pension plans. An accrued benefit asset of $0.6 million, plan assets of $14.2 million, and an accrued benefit obligation of $16.1 million were transferred to Utility Group upon spin-out. Plan contributions in 2005 and 2004 were made in accordance with 2002 reports on the actuarial valuation for funding purposes. An actuarial valuation for funding purposes was performed as at September 20, 2005. The individual plans transferred to Utility Group had deficits on the consolidated balance sheets of AltaGas. The Salaried Employees' Pension Plan had a deficit at the date of transfer of $1.5 million (December 31, 2004 – $0.4 million) and the Bargaining Unit Pension Plan had a deficit of $0.3 million (December 31, 2004 – $0.2 million).

On July 1, 2005 there were 11 Trust employees under a defined-benefit, non-contributory pension plan for pre-AltaGas pensionable service. No future service accrues under this plan. As at December 31, 2005 the accrued benefit obligation of this plan was $1.7 million (2004 – $1.6 million). As at December 31, 2005 the plan has a funding deficit of $0.3 million (2004 – $0.3 million). An actuarial valuation for funding purposes was performed as at September 30, 2005.

Supplemental Executive Retirement Plan (SERP)

Effective July 1, 2005, the Trust instituted a non-registered, defined-benefit retirement plan which provides defined-benefit pension benefits to eligible executives based on average earnings, years of service and age at retirement.

The SERP benefits will be paid from the general revenue of AltaGas as payments come due. Security will be provided for the SERP benefits through a letter of credit within a Retirement Compensation Arrangement Trust account.

The net pension expense recorded for the following periods was:

	2005	2004
Defined benefit plans	$ 836	$ 966
SERP	631	–
Defined-contribution plan	586	–
Net pension expense	$ 2,053	$ 966

The defined-benefit plan expense in 2005 included expenses for the AltaGas Utilities plans up to November 17, 2005, the date of the spin-out of the NGD business.

The cost of the Group RRSP in 2005 prior to the implementation of the DC plan was $0.4 million (2004-$0.6 million).

The following table summarizes the details of the defined benefit plans:

	2005		2004	
	Defined benefit pension plans	**Other benefit plans**	Defined benefit pension plans	Other benefit plans
Accrued benefit obligation				
Balance, beginning of year	**$ 13,670**	**$ 1,224**	$ 11,656	$ 1,020
Net transfer in (out)	**1,583**	**–**	–	–
Experience loss	**1,551**	**352**	496	107
Current service cost	**1,058**	**50**	778	47
Past service cost	**971**	**–**	–	–
Interest cost	**880**	**67**	776	66
Benefits paid	**(579)**	**(18)**	(36)	(16)
Accrued benefit obligation transferred to Utility Group	**(16,147)**	**(1,675)**	–	–
Balance, end of year	**2,987**	**–**	13,670	1,224
Plan assets				
Fair value, beginning of year	**12,784**	**–**	9,792	–
Net transfer in (out)	**1,262**	**–**	–	–
Actual return on plan assets	**904**	**–**	1,596	–
Employer contributions	**1,209**	**18**	1,432	16
Benefits paid	**(579)**	**(18)**	(36)	(16)
Plan assets transferred to Utility Group	**(14,171)**	**–**	–	–
Fair value, end of year	**1,409**	**–**	12,784	–
Funding deficit	**(1,578)**	**–**	(886)	(1,224)
Unamortized transitional obligation	**377**	**305**	419	331
Unamortized past service costs	**1,042**	**–**	138	–
Unamortized net actuarial loss	**2,287**	**685**	1,060	345
Accrued benefit asset (liability)	**2,128**	**990**	731	(548)
Accrued benefit (asset) liability transferred to Utility Group	**(2,585)**	**(990)**	–	–
Accrued benefit asset (liability)	**$ (457)**	**$ –**	$ 731	$ (548)

	2005		2004	
	Defined benefit pension plans	Other benefit plans	Defined benefit pension plans	Other benefit plans
Significant actuarial assumptions used as at December 31				
Discount rate (percent)	5.25 - 5.50	6.00	6.00	6.00
Expected long-term rate of return on plan assets (percent)	6.50	n/a	6.75	n/a
Rate of compensation increase (percent)	3.50 - 4.00	5.00	5.00	5.00
Average remaining service life of active employees (years)	13-14	16	14	16
Net benefit plan expense for the year				
Current service cost and expenses	$ 1,058	$ 50	$ 778	$ 47
Interest cost	880	67	776	66
Actual return on plan assets	(904)	–	(1,595)	–
Actuarial losses	1,551	352	496	107
Costs arising in the period	2,585	469	455	220
Differences between costs arising in the period and costs recognized in the period in respect of:				
Return on plan assets	72	–	902	–
Plan amendments	29	–	33	–
Actuarial gains	(1,299)	(340)	(472)	(98)
Past service costs	38	–	–	–
Transitional obligations	42	26	48	30
Net periodic benefit plan costs recognized	$ 1,467	$ 155	$ 966	$ 152

20. RELATED PARTY TRANSACTIONS

The Trust sold $26.9 million of natural gas to, and incurred transport costs of $1.4 million charged by, Utility Group, an equity accounted investee from November 17, 2005 through December 31, 2005.

There is an Administrative Service Agreement between the Trust and Utility Group whereby the Trust provides certain administrative and support services to Utility Group until December 31, 2007, and which may be extended by mutual agreement of the parties. AltaGas will receive $30,000 per annum in consideration for the services provided.

On August 19, 2004 the Trust purchased 1.6 million units of Taylor, an equity accounted investee, from Taylor's treasury. AltaGas paid $10.6 million for the units.

On June 30, 2004 L.O.P. Inc. (LOP), an equity accounted investee, repaid the $2.3 million loan extended to it by the Trust. At the same time, the Trust sold its investment in LOP to LOP's majority shareholder for proceeds of $0.5 million.

The Trust pays rent under a lease for office space to 2013761 Ontario Inc., which is owned by an employee. Payments of $81,500 were made in 2005 (2004 – $21,500). The five-year lease expires in 2007 and is renewable at the option of AltaGas for another five years.

These transactions have been recorded at their exchange amounts.

21. JOINT VENTURES

The Trust's proportionate interest in its joint venture arrangements is summarized as follows:

	2005	2004
Proportionate share of operating income		
Revenue	$ 303,165	$ 194,609
Expenses	245,054	156,123
	$ 58,111	$ 38,486
Proportionate share of net assets		
Current assets	$ 27,022	$ 13,393
Capital assets	46,821	54,119
Energy services arrangements and contracts	87,085	92,871
Investments and other assets	–	489
Current liabilities	(28,928)	(17,286)
	$ 132,000	$ 143,586
Proportionate share of cash flows		
Operating activities	$ 60,079	$ 49,075
Investing activities	(3,799)	(2,333)
Financing activities	(56,280)	(46,741)
	$ –	$ 1

22. SEGMENTED INFORMATION

AltaGas is an integrated energy trust with a portfolio of assets and services used to move energy from the source to the end-user. Transactions between the reporting segments are recorded at fair value. Effective January 1, 2005 AltaGas began reporting its results under six segments, up from three. For the period from January 1, 2005 to November 16, 2005 the operating and financial results reflect the consolidated revenues and expenses of the entities that formed the NGD segment which was spun-off on November 17, 2005. In prior periods AltaGas disclosed segmented information for the segments Gathering and Processing, Energy Services and NGD. The following describes the new reporting segments:

Field Gathering and Processing – natural gas gathering lines and processing facilities;

Extraction and Transmission – ethane and natural gas liquids extraction plants and transmission pipelines;

Power Generation – power purchase arrangements and contracts and gas-fired peaking plants;

Energy Services – gas services and energy management services for natural gas and power, and oil and natural gas reserves and production;

Natural Gas Distribution – natural gas distribution utility business; and

Corporate – the costs of providing corporate services, and investments in public and private entities, corporate assets and general corporate overhead.

The following tables show the breakdown by segment for the quarters and the years ended December 31, 2004 and 2005. Results for 2005 are reported on the basis of six segments: Field Gathering and Processing; Extraction and Transmission; Power Generation; Energy Services; Natural Gas Distribution; and Corporate. Prior to 2005, Field Gathering and Processing, and Extraction and Transmission were included in the former Gathering and Processing segment, Power Generation was included in the Energy Services segment and there was no Corporate segment. The segment information for the year ended December 31, 2004 has not been restated to conform with the financial statement presentation for the year ended December 31, 2005. Due to the sharing of certain costs, it is not practical to separate costs previously allocated to the operating segments.

For year ended December 31, 2005	Field Gathering and Processing	Extraction and Transmission	Power Generation	Energy Services	Natural Gas Distribution	Corporate	Intersegment elimination	Total
Revenue	$ 131,835	$ 181,314	$ 189,205	$ 1,080,225	$ 113,429	$ 10,915	$ (204,577)	$ 1,502,346
Cost of sales	(11,693)	(123,319)	(131,363)	(1,056,764)	(84,444)	–	202,102	(1,205,481)
Operating and administrative expenses	(75,390)	(20,055)	(1,834)	(14,758)	(15,988)	(15,832)	2,475	(141,382)
Amortization	(20,660)	(7,558)	(7,313)	(3,151)	(6,755)	(1,935)	–	(47,372)
Operating income	$ 24,092	$ 30,382	$ 48,695	$ 5,552	$ 6,242	$ (6,852)	$ –	$ 108,111
Net additions to:								
Capital assets	$ 46,320	$ 1,639	$ –	$ 1,384	$ (192,157)	$ 3,453	$ –	$ (139,361)
Energy services arrangements, contracts and relationships	$ –	$ –	$ –	$ 4,233	$ –	$ –	$ –	$ 4,233
Long-term investments and other assets	$ –	$ –	$ –	$ –	$ (2,327)	$ 8,372	$ –	$ 6,045
Goodwill	$ –	$ 18,860	$ –	$ –	$ –	$ –	$ –	$ 18,860
Segment assets	$ 532,083	$ 211,150	$ 156,053	$ 120,140	$ –	$ 48,903	$ –	$ 1,068,329

Segmented results presented on the prior year basis would have been as follows:

For the year ended December 31, 2005	Gathering and Processing	Energy Services	Natural Gas Distribution	Intersegment elimination	Total
Revenue	$ 322,029	$1,257,253	$ 113,429	$ (190,365)	$ 1,502,346
Cost of sales	(135,012)	(1,175,950)	(84,444)	189,925	(1,205,481)
Operating and administrative expenses	(106,434)	(19,400)	(15,988)	440	(141,382)
Amortization	(29,768)	(10,849)	(6,755)	–	(47,372)
Operating income	$ 50,815	$ 51,054	$ 6,242	$ –	$ 108,111
Net additions to:					
Capital assets	$ 50,664	$ 2,132	$ (192,157)	$ –	$ (139,361)
Energy services arrangements, contracts and relationships	$ –	$ 4,233	$ –	$ –	$ 4,233
Long-term investments and other assets	$ 8,372	$ –	$ (2,327)	$ –	$ 6,045
Goodwill	$ 18,860	$ –	$ –	$ –	$ 18,860
Segment assets	$ 792,136	$ 276,193	$ –	$ –	$ 1,068,329

For the year ended December 31, 2004	Gathering and Processing	Energy Services	Natural Gas Distribution	Intersegment elimination	Total
Revenue	$ 222,578	$ 629,562	$ 124,645	$ (112,176)	$ 864,609
Cost of sales	(62,503)	(569,635)	(93,991)	111,878	(614,251)
Operating and administrative expenses	(88,471)	(12,359)	(16,449)	298	(116,981)
Amortization	(26,195)	(9,294)	(6,337)	–	(41,826)
Operating income	$ 45,409	$ 38,274	$ 7,868	$ –	$ 91,551
Net additions to:					
Capital assets	$ 76,894	$ 15,117	$ 9,605	$ –	$ 101,616
Energy services arrangements, contracts and relationships	$ –	$ 18,398	$ –	$ –	$ 18,398
Long-term investments and other assets	$ 9,401	$ –	$ 848	$ –	$ 10,249
Goodwill	$ 18,860	$ –	$ –	$ –	$ 18,860
Segment assets	$ 784,837	$ 165,998	$ 157,761	$ –	$ 1,108,596

23. COMPARATIVE FIGURES

Certain comparative figures have been reclassified to conform to the current financial statement presentation.

24. SUBSEQUENT EVENT

The Trust has extended its lease commitment for office space to November 2012. The annual lease commitment for the renewal term will average approximately $1.7 million, commencing December 1, 2007.

10-Year Review – Financial and Operating Information

($ millions unless otherwise indicated)	2005	2004	2003
Financial Highlights			
Income Statement			
Revenue	1,502.3	864.6	710.6
Net revenue [1][2]			
Gathering, Processing and Energy Services	–	–	–
Gathering and Processing	–	160.1	137.8
Field Gathering and Processing	120.1	–	–
Extraction and Transmission	58.0	–	–
Power Generation	57.8	–	–
Energy Services	23.5	59.9	49.3
Natural Gas Distribution [8]	29.0	30.7	30.6
Corporate	10.9	–	–
Intersegment elimination	(2.4)	(0.3)	(0.4)
	296.9	250.4	217.3
EBITDA [1]	155.5	133.4	121.9
Net income	90.3	65.8	38.3
Net income per basic unit	$ 1.67	$ 1.33	$ 0.84
EBITDA per basic unit	$ 2.88	$ 2.70	$ 2.68
Cash Flow			
Funds generated from operations [1]	128.2	108.6	90.2
Funds generated from operations per basic unit [1]	$ 2.37	$ 2.20	$ 1.98
Distributions/dividends per unit paid [11]	$ 1.84	$ 1.31	$ 0.38
Balance Sheet			
Capital assets	645.4	746.7	677.9
Energy services arrangements and contracts	110.9	113.1	101.0
Total assets	1,068.3	1,108.6	919.3
Short-term debt	2.7	7.0	4.5
Long-term debt	266.3	352.5	392.4
Unitholders' equity	478.6	483.5	363.3
Unit Data (millions)			
Units outstanding at year-end	54.6	53.2	45.7
Weighted average units outstanding for the year (basic)	54.0	49.4	45.5
Ratios (percent)			
Return on average equity	18.4	15.7	10.9
Return on average invested capital	13.0	11.6	11.1
Debt as a percent of total capitalization	36.0	42.6	52.2
Operating Results			
Field Gathering and Processing			
Capacity (gross Mmcf/d) [3]	962	913	861
Throughput (gross Mmcf/d) [4]	573	558	523
Throughput (gross average annual Mmcf/d)	563	560	520
Capacity utilization (percent) [4]	60	61	61
Extraction and Transmission			
Extraction inlet capacity (Mmcf/d) [3]	539	539	349
Production (Bbls/d) [5]	19,357	13,436	7,575
Transmission volumes (Mmcf/d) [6][7]	432	432	403
Power Generation			
Volume of power sold (thousands of MWh) [5]	3,466	3,481	3,266
Price received on the sale of power ($/MWh) [5]	54.59	48.77	47.56
Alberta Power Pool price ($/MWh) [5]	70.19	54.54	62.98
Energy Services			
Energy management service contracts [3]	1,243	427	–
Average gas volumes marketed (GJ/d)	312,272	174,337	–
Natural Gas Distribution [8][9]			
Volume of natural gas distributed			
Sales (Bcf)	10	14	14
Transportation (Bcf)	9	11	10
Number of customers [3]	61,447	60,430	59,543
Degree day variance (percent) [10]	(1.4)	2.6	6.9

Comparative figures have not been restated to conform to the current financial presentation.
(1) Non-GAAP financial measure. See discussion on page 25.
(2) Resegmentations occurred in 2005 and 2002 without prior year restatements.
(3) As at December 31.
(4) Fourth quarter average.
(5) Annual average.
(6) Average for fourth quarter except for 1998, which included December only.
(7) Volumes do not include condensate pipeline volumes.

2002	2001	2000	1999	1998	1997	1996
492.7	489.8	506.7	257.8	122.1	52.3	17.5
–	111.0	88.5	61.8	36.3	22.2	10.2
99.6	–	–	–	–	–	–
–	–	–	–	–	–	–
–	–	–	–	–	–	–
–	–	–	–	–	–	–
44.2	–	–	–	–	–	–
28.9	26.9	28.1	27.2	12.9	–	–
–	–	–	–	–	–	–
(2.8)	(2.9)	(0.3)	(3.1)	(1.4)	–	–
169.9	135.0	116.3	85.9	47.8	22.2	10.2
94.8	69.9	57.0	42.8	24.1	10.2	4.2
29.4	19.2	17.6	11.3	7.2	4.6	1.7
$ 0.70	$ 0.50	$ 0.46	$ 0.43	$ 0.39	$ 0.27	$ 0.16
$ 2.24	$ 1.83	$ 1.50	$ 1.62	$ 1.31	$ 0.60	$ 0.38
70.8	50.2	40.5	28.6	16.1	8.9	4.8
$ 1.67	$ 1.31	$ 1.06	$ 1.08	$ 0.88	$ 0.44	$ 0.43
$ 0.28	$ 0.18	–	–	–	–	–
663.4	521.0	453.0	376.9	280.5	71.2	47.4
107.0	112.2	–	–	–	–	–
904.9	721.1	581.1	436.5	327.1	85.6	56.8
50.6	100.0	–	–	–	–	–
368.9	283.9	216.9	151.9	160.3	30.2	18.9
338.6	261.9	250.6	230.8	129.1	35.9	25.9
45.2	38.5	38.2	37.8	18.9	18.0	16.9
42.3	38.2	38.1	26.4	18.4	17.0	11.2
9.8	7.3	7.0	6.6	9.0	15.0	12.6
9.3	8.7	8.6	8.4	9.4	12.7	12.8
55.3	58.5	45.6	39.0	54.7	44.1	40.4
842	768	712	658	494	299	246
532	498	434	371	276	147	129
492	489	418	330	208	131	82
63	65	61	56	56	49	52
349	219	211	199	155	35	30
3,399	2,618	3,369	2,198	956	391	330
106	47	36	26	16	–	–
2,669	–	–	–	–	–	–
41.27	–	–	–	–	–	–
43.85	–	–	–	–	–	–
–	–	–	–	–	–	–
–	–	–	–	–	–	–
14	13	14	13	6	–	–
8	8	7	6	3	–	–
58,499	57,542	56,692	55,636	55,147	–	–
7.8	(3.4)	6.5	(1.1)	–	–	–

(8) AltaGas purchased 100 percent of the outstanding common shares of AltaGas Utilities Inc. on June 30, 1998. On November 17, 2005 AltaGas spun-out its Natural Gas Distribution segment to AltaGas Utility Group Inc., of which it retains a 26.7 percent interest.

(9) Excludes Inuvik Gas Ltd. and Heritage Gas Limited.

(10) Variance from 20-year average – positive variances are favourable.

(11) Distributions declared and paid in November 2005 do not include $0.54 per unit paid in the form of shares of AltaGas Utility Group Inc. as a result of the spin-out of the Natural Gas Distribution business.

Unitholder Information

2005 Distributions[1]

Declaration date	Record date	Payment date	Total distribution
January 13	January 25	February 15	$ 0.1500
February 15	February 25	March 15	$ 0.1500
March 2	March 28	April 15	$ 0.1500
April 13	April 25	May 16	$ 0.1500
May 11	May 25	June 15	$ 0.1500
June 15	June 27	July 15	$ 0.1500
July 13	July 25	August 15	$ 0.1500
August 10	August 25	September 15	$ 0.1600
September 14	September 26	October 17	$ 0.1600
October 13	October 25	November 15	$ 0.1600
November 9	November 25	December 15	$ 0.1600
November 14	November 14	November 17	$ 0.5373
December 14	December 23	January 16	$ 0.1600
Total 2005			**$ 2.3873**

(1) Cash distributions declared were $1.85 per unit. In addition, one share of AltaGas Utility Group Inc. was issued for every 13.9592 trust units held on November 14, 2005, a distribution of $0.5373 per unit.

Premium Distribution™, Distribution Reinvestment and Optional Unit Purchase plans (DRIP)

AltaGas Income Trust has adopted a Premium Distribution™, Distribution Reinvestment and Optional Unit Purchase Plan for holders of trust units of AltaGas Income Trust and holders of Class B Limited Partnership Units (Exchangeable Units) of either AltaGas Holding Limited Partnership No. 1 or AltaGas Holding Limited Partnership No. 2.

The plan provides unitholders with a convenient and economical way to maximize their investment in AltaGas. The plan provides an alternative where eligible unitholders may elect, under the Premium Distribution™ component, to receive a premium cash distribution equal to 102 percent of the reinvested cash distribution or invested cash payment that such unitholders would have otherwise been entitled to receive on the distribution payment date. The plan also enables eligible unitholders to direct cash distributions paid by AltaGas in respect of their existing trust units be reinvested or cash payments made by the AltaGas LPs in respect of their Exchangeable Units be invested in additional trust units at 95 percent of the average market price (as defined in the plan) of a trust unit. Eligible unitholders can also make optional trust unit purchases at the weighted average market price subject to plan limits.

If you wish to participate in the plan, eligible registered unitholders must enroll directly with Computershare Trust Company of Canada, while beneficial unitholders should simply contact their broker, investment dealer, financial institution or other nominee through which you hold your trust units or Exchangeable Units, as they must enroll on your behalf.

Complete details on DRIP are available on the AltaGas website at www.altagas.ca.


AltaGas Unit Price and Volume (ALA.UN)
Unit Price
Volumes Traded (millions)
Volume
High
Low
Close
$32.00
$29.00
$26.00
$23.00
$20.00
$17.00
$14.00
$11.00
14
12
10
8
6
4
2
0
Jan 04
Feb 04
Mar 04
Apr 04
May 04
Jun 04
Jul 04
Aug 04
Sep 04
Oct 04
Nov 04
Dec 04
Jan 05
Feb 05
Mar 05
Apr 05
May 05
Jun 05
Jul 05
Aug 05
Sep 05
Oct 05
Nov 05
Dec 05

ALTAGAS: CORPORATE INFORMATION

DIRECTORS OF ALTAGAS GENERAL PARTNER INC.

John B. Breen[1][2][6]
Director
Toronto, Ontario, Canada

David W. Cornhill[4]
Chairman, President and Chief Executive Officer
Calgary, Alberta, Canada

Allan L. Edgeworth[1][4]
Director
Calgary, Alberta, Canada

Denis C. Fonteyne[1][3][4]
Director
Calgary, Alberta, Canada

Daryl H. Gilbert[1][2][3]
Director
Calgary, Alberta, Canada

Robert B. Hodgins[1][2]
Director
Calgary, Alberta, Canada

Myron F. Kanik[1][3][5][6]
Director
Calgary, Alberta, Canada

David F. Mackie[1][3][6]
Director
Houston, Texas, United States of America

Notes:
(1) *Independent directors.*
(2) *Member of the Audit Committee.*
(3) *Member of the Human Resources and Compensation Committee.*
(4) *Member of the Environment and Safety Committee.*
(5) *Lead director.*
(6) *Member of the Governance Committee.*

MANAGEMENT TEAM

Nancy A. Anderson
Vice President Business Development

Jeremy R. Baines
Treasurer

James B. Bracken
Senior Vice President Energy Services

David W. Cornhill
Chairman, President and Chief Executive Officer

Dennis A. Dawson
Vice President, General Counsel and Corporate Secretary

Massimiliano Fantuz
Divisional Vice President Gas Services

Patricia M. Newson
Senior Vice President Finance and Chief Financial Officer

Jeffrey F. Perry
Divisional Vice President Gathering and Processing Operations

Marilyn A. Pfaefflin
Divisional Vice President Transmission

Deborah S. Stein
Vice President Controller

Kent E. Stout
Vice President Corporate Resources

Marshal L. Thompson
Senior Vice President Gathering and Processing

AUDITORS

Ernst & Young, LLP
Calgary, Alberta, Canada

TRANSFER AGENT

Computershare Trust Company of Canada
Calgary, Alberta, Canada
Toll-free: 1-800-564-6253
Email: service@computershare.com

Investors are encouraged to contact Computershare for information concerning their security holdings.

STOCK EXCHANGE LISTING

Toronto Stock Exchange: ALA.UN

ANNUAL MEETING

Thursday, April 27, 2006
3:00 pm local time
Strand/Tivoli Room
The Metropolitan Centre
333 - 4th Avenue S.W.
Calgary, Alberta, Canada

INVESTOR RELATIONS

For investor relations enquiries, please contact:
Telephone: 1-403-691-7100
Toll-free: 1-877-691-7199
Fax: 1-403-691-7150
Email: investor.relations@altagas.ca

DEFINITIONS

Bbls/d	barrels per day
Bcf	billion cubic feet
Mmcf/d	million cubic feet per day
MW	megawatt
MWh	megawatt-hour

ON THE COVER

(Clockwise from top left) Energy Services customer CHIP Hotels, TransAlta Corporation's Sundance Power Plant, an AltaGas employee at work, the Edmonton Ethane Extraction Plant, community partner Shock Trauma Air Rescue Society (STARS)

esigned & produced by Merlin Edge Inc. www.merlinedge.com
inted in Canada



AltaGas

Well connected.

AltaGas Income Trust
Suite 1700, 355 - 4th Avenue S.W., Calgary, Alberta Canada T2P 0J1

www.altagas.ca

SEC File # 82-34911

ALTAGAS INCOME TRUST

Annual Information Form

For the year ended December 31, 2005

Dated: March 30, 2006


AltaGas

Well connected

TABLE OF CONTENTS

FORWARD-LOOKING INFORMATION 2
GLOSSARY 3
METRIC CONVERSION 6
ALTAGAS INCOME TRUST 7
TRUST STRUCTURE 8
OBJECTIVE OF THE TRUST 9
Business Strategy 9
MAP OF ALTAGAS' ENERGY INFRASTRUCTURE AND SERVICES LOCATIONS 11
Overview 12
Historical Development 13
Opportunities 13
BUSINESS OF THE TRUST 15
Field Gathering and Processing 15
Extraction and Transmission 21
Power Generation 26
Energy Services 29
Natural Gas Distribution 31
Corporate Investments 31
DESCRIPTION OF THE TRUST 31
MANAGEMENT OF THE TRUST 32
The Trustee 32
DECLARATION OF TRUST AND DESCRIPTION OF UNITS 38
Trust Units 38
Special Voting Units 38
Exchangeable Units 39
Issuance of Units 39
Distributions 39
Purchase of Units 40
Trust Unit Redemption Right 40
Term of the Trust 43
Take-Over Bids 43
HOLDING TRUST 43
General 43
Restrictions on Holding Trust Trustee's Powers 44
Redemption Right 44
Cash Distributions 45
Limitation on Non-Resident Ownership 45
Restrictions on Transfer of Holding Trust Units 45
Holding Trust Notes 46
Meetings of Holding Trust Unitholders 48
GENERAL PARTNER 48
Directors and Officers 48
Unanimous Shareholder Agreement 51
ALTAGAS LTD. 51
Directors and Officers 52
RISK FACTORS 53
Risks Relating to the Trust and the Units of the Trust 53
Risks Inherent in the Trust's Operating Entities 56
ENVIRONMENTAL REGULATION 58
DISTRIBUTIONS 58
DISTRIBUTION REINVESTMENT PLAN 59
MARKET FOR SECURITIES 60
SELECTED CONSOLIDATED FINANCIAL INFORMATION 61

CREDIT AND STABILITY RATINGS 61
MATERIAL CONTRACTS 62
INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS 62
LEGAL PROCEEDINGS 62
INTERESTS OF EXPERTS 62
ADDITIONAL INFORMATION 63
TRANSFER AGENTS AND REGISTRARS 63
EFFECTIVE DATE 63
SCHEDULE A: AUDIT COMMITTEE CHARTER 64

All dollar amounts in this Annual Information Form are in Canadian dollars unless otherwise stated.

FORWARD-LOOKING INFORMATION

This Annual Information Form, including the documents incorporated by reference, contains forward-looking statements. When used in this Annual Information Form, including the documents incorporated by reference, the words "may", "would", "could", "will", "intend", "plan", "anticipate", "believe", "seek", "propose", "estimate", "expect", and similar expressions, as they relate to the Trust or an affiliate of the Trust, are intended to identify forward-looking statements. In particular, this Annual Information Form and the documents incorporated by reference contain forward-looking statements with respect to, among other things, business objectives, expected growth, results of operations, performance, business projects and opportunities and financial results. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. Such statements reflect the Trust's current views with respect to future events based on certain material factors and assumptions and are subject to certain risks and uncertainties, including without limitation, changes in market, competition, governmental or regulatory developments, and general economic conditions and the other factors discussed under the heading "Risk Factors" in this Annual Information Form. Many factors could cause the Trust's actual results, performance or achievements to vary from those described in this Annual Information Form, including without limitation those listed above. These factors should not be construed as exhaustive. Should one or more of these risks or uncertainties materialize, or should assumptions underlying forward-looking statements prove incorrect, actual results may vary materially from those described in this Annual Information Form as intended, planned, anticipated, believed, sought, proposed, estimated or expected, and such forward-looking statements included in, or incorporated by reference in this Annual Information Form, should not be unduly relied upon. Such statements speak only as of the date of this Annual Information Form or as of the date specified in the documents incorporated by reference into this Annual Information Form. The Trust does not intend, and does not assume any obligation, to update these forward-looking statements. The forward-looking statements contained in this Annual Information Form and the documents incorporated by reference are expressly qualified by this cautionary statement.

GLOSSARY

In this Annual Information Form, unless the context otherwise requires, the following terms have the indicated meanings. A reference to an agreement means the agreement as amended, supplemented or restated from time to time.

"**Administration Agreement**" means the administration agreement dated May 1, 2004 among the Trust, the General Partner, AltaGas Ltd. as administrator, Holding Trust, AltaGas LP1 and AltaGas LP2 as described under "Management of the Trust – Administration Agreement";

"**AESO**" means Alberta Electric System Administrator;

"**AltaGas**" means AltaGas Ltd., AltaGas Limited Partnership and the other operating affiliates of the Trust;

"**AltaGas LP1**" means AltaGas Holding Limited Partnership No. 1;

"**AltaGas LP1 B units**" means Class B limited partnership units of AltaGas LP1;

"**AltaGas LP2**" means AltaGas Holding Limited Partnership No. 2;

"**AltaGas LP2 B units**" means Class B limited partnership units of AltaGas LP2;

"**AltaGas Services**" or "**ASI**" means AltaGas Services Inc., a predecessor by amalgamation to AltaGas Ltd.;

"**AltaGas Utilities**" means AltaGas Utilities Inc.;

"**Arrangement**" means the arrangement, under the provisions of section 192 of the CBCA, involving, among others, AltaGas Services, the Trust, Holding Trust, the General Partner, AltaGas LP1 and AltaGas LP2, pursuant to which the business of AltaGas Services was reorganized into an income trust effective May 1, 2004;

"**ASTC Partnership**" or "**ASTC**" means ASTC Power Partnership;

"**Balancing Pool**" means the governmental agency established to manage unsold PPAs from the original PPA auction, and which serves as a liability backstop for all PPAs;

"**Bankruptcy Act**" means *the Bankruptcy and Insolvency Act* (Canada);

"**Bbls**" means stock tank barrels of NGLs, expressed in standard 42 US gallon barrels or 34.972 Imperial gallon barrels; "**MBbls**" means 1,000 Bbls; "**Bbls/d**" means Bbls per day;

"**Bcf**" means 1,000,000 Mcf of natural gas; "**Bcf/d**" means 1,000,000 Mcf of natural gas per day;

"**Board of Directors**" means the board of directors of the General Partner, as from time to time constituted;

"**BPA**" means the Balancing Pool Administrator;

"**Cash Flow of the Trust**" means for, or in respect of, any Distribution Period: (i) all cash amounts which are received by the Trust for, or in respect of, the Distribution Period, including, without limitation, interest, dividends, distributions, proceeds from the disposition of securities, returns of capital and repayments of indebtedness; plus (ii) the proceeds of any issuance of Trust units or any other securities of the Trust, net of the expenses of distribution, and, if applicable, the use of proceeds of any such issuance for the intended purposes; less the sum of (iii) all amounts which relate to the redemption of Trust units and which have become payable in cash by the Trust in the Distribution Period and any expenses of the Trust in the Distribution Period; and (iv) any other amounts (including taxes) required by law or the Declaration of Trust to be deducted, withheld or paid by or in respect of the Trust in such Distribution Period;

"**CBCA**" means the *Canada Business Corporations Act*, R.S.C. 1985, c. C-44, as amended from time to time, including the regulations from time to time promulgated thereunder;

"**Closing Market Price**" means: (i) an amount equal to the closing price of the Trust units if there was a trade on the date on which Trust units were tendered for redemption and the exchange or market provides a closing price; (ii) an amount equal to the average of the highest and lowest prices of the Trust units on the date on which the Trust units were tendered for redemption if there was trading and the exchange or other market provides only the highest and lowest prices of Trust units traded on a particular day; or (iii) the average of the last bid and last ask prices if there was no trading on the date;

"**Committee**" means the Audit Committee of the Board of Directors;

"**Declaration of Trust**" means the declaration of trust dated as of March 26, 2004 between the settlor and the Trustee, pursuant to which the Trust was created, as from time to time amended, supplemented or restated;

"**DBRS**" means Dominion Bond Rating Service;

"**Delegation Agreement**" means the delegation agreement dated May 1, 2004 among the Trust, the General Partner and the Trustee described under "Management of the Trust – Delegation Agreement";

"**Distribution Period**" means each calendar month, or such other periods as may be determined from time to time by the General Partner on behalf of the Trustee from and including the first day thereof and to and including the last day thereof;

"**ECNG**" means ECNG Limited Partnership;

"**EEEP**" means the Edmonton Ethane Extraction Plant;

"**EUB**" means the Alberta Energy and Utilities Board;

"**Exchangeable units**" means AltaGas LP1 B units and AltaGas LP2 B units, if any;

"**Exempt Plans**" means, collectively, trusts governed by registered retirement savings plans, registered retirement income funds, deferred profit sharing plans and registered education savings plans, each as defined in the Tax Act;

"**General Partner**" means AltaGas General Partner Inc., a direct wholly owned subsidiary of the Trust and the general partner of AltaGas LP1, AltaGas LP2, AltaGas Limited Partnership, PremStar and ECNG;

"**GJ**" means gigajoule or 1,000,000,000 joules;

"**Holding Declaration of Trust**" means the declaration of trust dated as of March 26, 2004 between the Trust, as settlor, and the Holding Trust Trustee, pursuant to which Holding Trust was created, as from time to time amended, supplemented or restated;

"**Holding Trust**" means AltaGas Holding Trust, an unincorporated investment trust, all of the beneficial interests of which are owned by the Trust;

"**Holding Trust Note Indenture**" means the agreement dated as of March 26, 2004 between Holding Trust and Computershare Trust Company of Canada, as note trustee, pursuant to which Holding Trust Notes have been, and may in the future be, issued by Holding Trust, as from time to time amended, supplemented or restated;

"**Holding Trust Notes**" means the unsecured subordinated notes issued pursuant to the Holding Trust Note Indenture and described in greater detail under "Holding Trust – Holding Trust Notes";

"**Holding Trust Trustee**" means AltaGas Holding Trust Corp., as initial trustee of Holding Trust;

"**iQ2**" means iQ2 Power Corp.;

"**Km**" means kilometre;

"**m^3**" means a cubic metre of natural gas at standard conditions of measurement;

"**Market Price**" means an amount equal to the simple average of the closing price of the Trust units for each of the trading days on which there was a closing price; provided that if the applicable exchange or market does not provide a closing price but only provides the highest and lowest prices of the Trust units traded on a particular day, the market price shall be an amount equal to the simple average of the highest and lowest prices for that trading day if there was a trade; and provided further that if there was trading on the applicable exchange or market for fewer than five of the 10 trading days before the applicable date, the market price shall be the simple average of the following prices established for each of the 10 trading days: the average of the bid and ask prices for each day on which there was no trading; the weighted average trading price of the Trust units for each day that there was trading if the exchange or market provides a weighted average trading price; and the average of the highest and lowest prices of the Trust units for each day that there was trading, if the market provides only the highest and lowest prices of Trust units traded on a particular day;

"**Mcf**" means thousands of cubic feet of natural gas at standard imperial conditions of measurement; "**Mcf/d**" means Mcf per day; "**Mmcf**" means million cubic feet; "**Mmcf/d**" means Mmcf per day;

"**Mm**" means millions;

"**MW**" means megawatt. One MW is 1,000,000 watts; the watt is the basic electrical unit of power;

"**MWh**" means megawatt hour or 1,000,000 watt hours; the watt hour is equal to one watt of power flowing steadily for one hour;

"**NGL**" or "**NGLs**" means natural gas liquids, which includes primarily propane, butane and pentanes plus;

"**Plans**" means the Premium Distribution™, Distribution Reinvestment and Optional Unit Purchase Plans of the Trust;

"**Pool**" means the Alberta Power Pool;

"**PPA**" means power purchase arrangement;

"**PremStar**" means PremStar Energy Canada Limited Partnership;

"**RAPP**" means the rolling 30-day average Pool price of electricity in Alberta;

"**S&P**" means Standard & Poor's, a division of The McGraw-Hill Companies, Inc.;

"**Special Voting Unit**" means the special voting unit of the Trust issued by the Trust and deposited with the Voting and Exchange Trustee to which is attached that number of voting rights (each such voting right being equal to the voting rights attached to one Trust unit) equal to the number of outstanding Exchangeable units held, other than by the Trust and its affiliates;

"**Tax Act**" means the *Income Tax Act* (Canada), including the regulations thereunder as amended from time to time;

"**Taylor**" means Taylor NGL Limited Partnership, a limited partnership created pursuant to the laws of Alberta;

"**Tcf**" means 1,000,000,000 Mcf;

"**TransAlta**" means TransAlta Corporation;

"**Trust**" means AltaGas Income Trust and, where appropriate, includes its affiliates;

"**Trust units**" means trust units of the Trust;

"**Trust options**" means options to acquire Trust units granted pursuant to AltaGas' trust unit option plan;

"**Trustee**" means Computershare Trust Company of Canada, as initial trustee pursuant to the Declaration of Trust;

"**TSX**" means the Toronto Stock Exchange;

"**Unanimous Shareholder Agreement**" means the agreement entered into on May 1, 2004 among the General Partner, AltaGas LP1, AltaGas LP2 and AltaGas Ltd. pursuant to which AltaGas Ltd. granted to the General Partner the powers of the directors of AltaGas Ltd. to manage, or supervise the management of, the business and affairs of AltaGas Ltd., as from time to time amended, supplemented or restated as described under "Management of the Trust – Unanimous Shareholders Agreement";

"**Unit**" or "**units**" means Trust units and Exchangeable units;

"**unitholders**" means the holders of Trust units and Exchangeable units;

"**Utility Group**" means AltaGas Utility Group Inc.;

"**Voting and Exchange Trust Agreement**" means the agreement dated May 1, 2004 among the Trust, AltaGas LP1, AltaGas LP2 and the Voting and Exchange Trustee, as from time to time amended, supplemented or restated; and

"**Voting and Exchange Trustee**" means Computershare Trust Company of Canada, as initial trustee under the Voting and Exchange Trust Agreement, or such other person as becomes the trustee under the Voting and Exchange Trust Agreement in accordance with such agreement.

METRIC CONVERSION

The following table sets forth certain standard conversions between Standard Imperial Units and the International System of Units (or metric units).

To Convert From	To	Multiply by
Mcf	cubic metres	28.174
cubic metres	cubic feet	35.494
Bbls	cubic metres	0.159
cubic metres	Bbls	6.290
tonnes	long tons	0.984
feet	metres	0.305

To Convert From	To	Multiply By
metres	feet	3.281
miles	kilometres	1.609
kilometres	miles	0.621
acres	hectares	0.405
hectares	acres	2.471
gigajoule	Mcf	0.9482

ALTAGAS INCOME TRUST

AltaGas Income Trust is an unincorporated open-ended investment trust governed by the laws of Alberta and created pursuant to the Declaration of Trust. See "Declaration of Trust and Description of Units". The Trust indirectly holds all of the assets, liabilities and businesses formerly owned by AltaGas Services. AltaGas Services was incorporated on August 30, 1993 under the CBCA as 2950341 Canada Ltd. and commenced operations on April 1, 1994. Effective May 1, 2004 the business of AltaGas Services was reorganized pursuant to the Arrangement and holders of common shares of AltaGas Services received Trust units and/or Exchangeable units in exchange for their common shares. AltaGas Services became an indirect subsidiary of the Trust and was amalgamated to form AltaGas Ltd.

The operational and financial results presented in this Annual Information Form report on a continuity-of-interest accounting basis which recognizes the Trust as the successor to AltaGas Services.

The Trust was established principally for the purposes of acquiring or investing in the securities of entities involved in the business of, or the ownership, lease or operation of assets or property in connection with gathering, processing, transporting, extracting, buying, storing or selling petroleum, natural gas, natural gas liquids or other related products, power or other forms of energy and related businesses and such other investments as the Trustee may determine. See "Description of the Trust".

At December 31, 2005 the Trust had 52,505,514 outstanding Trust units and 2,142,072 outstanding Exchangeable units consisting entirely of AltaGas LP1 B units. The Trust units are listed on the TSX under the trading symbol ALA.UN. The Exchangeable units are not listed for trading on an exchange.

Holders of Trust units are the sole beneficiaries of the Trust. Computershare Trust Company of Canada is the trustee of the Trust.

The Trust's fiscal year-end is December 31 and references in this Annual Information Form to particular years mean the Trust's fiscal years unless otherwise indicated.

The head and principal office of the Trust is located at 1700, 355 - 4th Ave. S.W. Calgary, Alberta, T2P 0J1.

TRUST STRUCTURE

The Trust and certain of its affiliates are shown in the following chart. Excluded from the chart are certain of the Trust's affiliates whose total assets individually did not constitute more than 10 percent of the consolidated assets of the Trust at December 31, 2005 and whose total revenues individually did not exceed 10 percent of the Trust's consolidated revenues at the year ended December 31, 2005. These excluded affiliates, in the aggregate, represented less than 20 percent of the consolidated assets of the Trust as at December 31, 2005 and less than 20 percent of the consolidated revenues of the Trust for the year ended December 31, 2005.


Public Unitholders
Trust Units
AltaGas Income Trust
Units (100%) and Holding Trust Notes
Common Shares (100%)
Class B Units (100%)
AltaGas Holding Trust
Class A Units (100%)
AltaGas General Partner Inc.
AltaGas Holding Limited Partnership No. 1
Class A Units (100%)
0.01%
AltaGas Holding Limited Partnership No. 2
99.99%
AltaGas Limited Partnership
Common Shares (100%) and debt
0.01%
0.01%
99.99%
99.99%
AltaGas Ltd.
Premstar Energy Canada Limited Partnership
ECNG Limited Partnershp
100%
99.99%
AltaGas Holdings Inc.
0.01%
AltaGas Operating Partnership
0.15%
99.85%
22.59%
AltaGas Power Holdings Partnership
77.36%
AltaGas Pipeline Partnership
0.05%
50%
ASTC Power Partnership

Notes:

(1) The Exchangeable units are exchangeable for Trust units at the option of the holder on a one-for-one basis, are entitled to vote with unitholders and are entitled to the same cash payments per Exchangeable unit as the cash distributions made on a Trust unit. See "Declaration of Trust and Description of Units".

(2) Substantially all of the operating assets formerly owned by AltaGas Services and its subsidiaries were contributed to, and certain obligations of AltaGas Services and its subsidiaries were assumed by, AltaGas Operating Partnership on May 1, 2004.

(3) The Trust, Holding Trust and each of the partnerships are established under the laws of Alberta. Each of General Partner and AltaGas Ltd. is a corporation incorporated or formed by amalgamation under the CBCA.

OBJECTIVE OF THE TRUST

The objective of the Trust is to grow and operate its businesses, indirectly through its operating affiliate, in a manner that builds long-term value and delivers stable results. In order to achieve its objective the Trust, through its operating affiliates, will:

- Grow its energy asset base by seeking opportunities for development, expansion and acquisition in the natural gas, NGL and power businesses in Canada and the northern United States;
- Maintain existing assets and any acquired assets in a manner that provides predictable cash flow;
- Focus on energy assets that are diversified in terms of their revenue source, contractual terms, exposure to industry cycles and geographic location;
- Build on the current mix of energy assets which provides a combination of cost-of-service, fixed-fee, and margin-based revenue; revenue streams that are relatively predictable, with minimal or managed exposure to commodity prices; and long-term cash flow horizons; and
- Continue to evaluate opportunities and expand its businesses along the energy value chain in a manner that is accretive to unitholders, ensures concentrations of risk are minimized and long-term stable cash flows are provided.

The Trust strives to provide unitholders with stable and growing cash distributions. The Trust employs a strategy to provide unitholders with a competitive annual cash-on-cash yield by making monthly cash distributions that are supported by a sound financial strategy and strong business performance.

BUSINESS STRATEGY

AltaGas uses its energy infrastructure and provides services to move energy from its source to the end-user. AltaGas' objective is to increase unitholder value by growing its asset base, increasing the operating efficiency and utilization of its current assets and linking the components of its integrated energy business.

Energy Value Chain Integration

Energy value chain integration is the partial or full integration of the natural gas, electric power and petroleum markets and industries. The natural gas and electricity industries have become interdependent as a result of certain events, including natural gas and power deregulation, the growing use of natural gas for power generation and ongoing fluctuations in energy pricing.

Through both its natural gas and power assets, AltaGas intends to capture value effectively and efficiently. With control of the physical assets, AltaGas believes it can better leverage the assets, the energy relationships, and the arbitrage opportunities that exist across these commodities.

AltaGas:

- Owns, develops and operates natural gas and NGL gathering and processing facilities;
- Owns and operates NGL extraction plants;
- Owns and operates natural gas and condensate transmission pipelines;
- Controls 453 MW of coal-fired power generation through ownership of certain PPAs and 25 MW of gas-fired peaking capacity, both of which provide power to the Alberta market; and
- Serves energy producers and consumers nationwide, with multi-energy services including energy procurement and supply management.


Field Gathering and Processing
Extraction and Transmission
Power Generation
Energy Services

REPORTING SEGMENTS

At December 31, 2005 the Trust reported consolidated financial and operating results on the basis of six segments:

- Field Gathering and Processing, which includes natural gas gathering pipelines and processing facilities.
  - Gathering systems move natural gas from producing wells to processing facilities
  - Processing facilities remove impurities and certain hydrocarbon components from natural gas, in addition to compressing the gas to meet downstream pipelines' operating specifications for transportation;
- Extraction and Transmission, which includes ethane and NGL extraction plants and natural gas and condensate transmission pipelines.
  - Extraction plants straddle major transmission pipelines and reprocess the natural gas to extract and recover ethane and NGLs
  - Transmission pipelines provide natural gas and condensate transportation services to distribution systems, end-users or other downstream pipelines;
- Power Generation, which includes coal-fired and gas-fired power output under contracts with owners;
- Energy Services, which includes energy management services, gas services, and oil and natural gas production.
  - AltaGas provides energy (gas and electricity) consulting and supply management services to industrial and commercial energy end-users
  - On the gas services side of its business, AltaGas buys and re-sells gas supply, transportation, and storage, aggregates supply to end-users and markets gas for producers
  - A small portfolio of oil and natural gas production hedges a natural gas supply contract and extraction plant shrinkage;
- Natural Gas Distribution, which consists of the distribution of natural gas.
  - This segment was spun out into a separate publicly traded company, AltaGas Utility Group Inc., on November 17, 2005, and the Trust retains a 26.7 percent equity ownership. Since regulated utilities are generally not tax efficient within the Trust structure, AltaGas determined that a corporate ownership structure for these businesses would enhance unitholder value. AltaGas continues to reach end-users through its Energy Services businesses;
- Corporate, which consists of corporate assets and related revenues and expenses not directly identifiable with the operating segments.

MAP OF ALTAGAS' ENERGY INFRASTRUCTURE AND SERVICES LOCATIONS



Yukon
Northwest Territories
Nunavut
BC
Alberta
Sask
Manitoba
Ontario
Quebec
Newfoundland
NB
PEI
Nova Scotia
Rainbow Lake
BC
Kahntah Pipeline
Alberta
Saskatchewan
Blair Creek
Wabasca
Thornbury
Ante Creek
Cold Lake Pipeline
Birch Wavy
Cold Lake
Sundance B
Genesee
Edmonton
Birch Wavy
EFEP
Alder Flats
Bonnie Glen
Joffre
Sylvan Lake
Central Border
Namaka
Calgary
North Suffield Pipeline
Empress (Egljv)
Empress (EnCana)
Bantry
South Suffield Pipeline
Porcupine Hills Pipeline
South Foothills
Taber
Burdett
Coaldale
Fort Macleod
Gathering and processing operating area
Extraction plant
Fractionation plant
Transmission pipeline
Power generation
Energy services offices
Energy services customer areas
At December 31, 2005

GENERAL DEVELOPMENT OF THE TRUST'S BUSINESS

OVERVIEW

AltaGas transports, processes and sells energy to create value. AltaGas:

- Physically gathers, processes and transports natural gas;
- Extracts ethane and NGLs from natural gas;
- Markets natural gas and electrical power; and
- Converts energy across and along the energy value chain to create higher value-added products.

AltaGas' mix of assets provides revenue streams, with minimal or managed exposure to commodity prices and has long-term cash flows. Going forward, AltaGas intends to grow each of its business segments and manage risks such as commodity prices, natural gas supply, counterparty and geographic concentration in a conservative manner.

To build long-term value, AltaGas' financial strategy is to focus on net income, as well as cash flow and return on equity. AltaGas will continue to grow its equity to maintain a strong balance sheet and support its growth strategy, which will in turn support strong and stable cash flow available for distribution to unitholders.



Asset Growth to December 31, 2005
1,200
1,000
800
600
400
200
0
($ millions)
1994 1995 1996 1997 1998 1999 2000 2001 2002 2003 2004 2005
Corporate
Energy Services
Power Generation
Natural Gas Distribution
Transmission
Field Gathering and Processing
Extraction

Note: Assets include only capital assets and energy services arrangements.

HISTORICAL DEVELOPMENT

The Trust is an unincorporated open-ended investment trust governed by the laws of Alberta and created pursuant to the Declaration of Trust effected on May 1, 2004. The Trust indirectly holds all of the assets, liabilities and businesses formerly owned by AltaGas Services Inc. On April 29, 2004 the securityholders of ASI voted 99.9 percent in favour of a plan of arrangement to reorganize the business of ASI into an income trust called AltaGas Income Trust. The plan of arrangement was approved by the Court of Queen's Bench of Alberta on April 30, 2004.

ASI commenced operations on April 1, 1994 with a team of 20 people with experience in the natural gas industry. The founding vision was to build a major Canadian natural gas midstream business combining a portfolio of natural gas-related services with long-life assets to grow net income. The concept of a distinct, full-service midstream business was unique in Canada at the time. ASI commenced operations with two major contracts to provide transportation, regulatory and gas management services. The revenue generated from these contracts during 1994 and 1995, together with private placement equity financings, provided the funds for ASI to establish its midstream asset base and make the transition from a consulting services company to a midstream operating company.

The nature of AltaGas' participation in the midstream industry evolved from holding primarily service contracts and non-operated investments to include fully-operated natural gas facilities of which AltaGas owns 100 percent or in which it has a controlling interest. Since 1994 AltaGas has acquired or constructed over $746 million in field gathering and processing, extraction and transmission assets. As a result of its responsiveness to market conditions AltaGas can focus on either the acquisition or the development of facilities, depending on market conditions in any given time period.

In late 2001 AltaGas entered the power generation business by purchasing 353 MW of power output from two coal-fired power generation units in the province of Alberta under a long-term PPA. In 2003, another PPA for an additional 100 MW of coal-fired power output was purchased under a three-year energy contract with the Balancing Pool in Alberta, and in 2004 a long-term capital lease for 25 MW of gas-fired peaking capacity was purchased.

In late 2004 AltaGas significantly expanded its Energy Services segment into Ontario and further into B.C. with the acquisition of substantially all of the assets and liabilities of PremStar Energy Canada Ltd. and its subsidiaries ECNG Inc. and Energistics Group Inc. The purchase price of $22.0 million, after closing adjustments from the effective date of April 1, 2004, was paid primarily by way of the issuance of 993,789 Trust units. The business of PremStar Energy Canada Ltd. is integrated with AltaGas but continues to use the Premstar and ECNG names within the Energy Services segment.

On November 3, 2005, AltaGas further expanded its Energy Services segment through the acquisition of substantially all of the assets and liabilities of iQ2 Power Corp. for $3.8 million, including acquisition costs. Premstar, through its ownership of the iQ2 business, purchases power and gas for sale to agricultural, industrial and commercial customers in Alberta.

On November 17, 2005, AltaGas completed the spin-out of its Natural Gas Distribution segment into a separate, publicly traded company, AltaGas Utility Group Inc. The common shares of Utility Group commenced trading on the TSX at market opening November 17, 2005 under the symbol AUI. The Trust holds 2,184,010 common shares, or 26.7 percent of Utility Group's total issued and outstanding common shares. For more information, see "Natural Gas Distribution" and "Corporate Investments" below.

OPPORTUNITIES

AltaGas is continually evaluating growth opportunities along the energy value chain. AltaGas' management believes that North America's natural gas producing regions will continue to require significant investment in drilling and field development to support the levels of production seen in 2005 and that natural gas prices will remain high for the next decade as consuming markets continue to compete for supply. North American power demand has also grown steadily for many decades and management expects power demand to continue to grow in the future. Management has a fundamental view that power prices, over the long term, will support the construction of new generation to meet new demand and replace retired assets.

AltaGas will pursue energy opportunities that offer strong financial returns and growth potential. In the last two years AltaGas has captured several opportunities to expand its integrated energy business and has added $225 million to invested capital.

Additions to Invested Capital ($ millions)	Gathering and Processing	Energy Services	Natural Gas Distribution	Total
Year ended December 31, 2004	90.4	33.5	10.4	134.3

Additions to Invested Capital ($ millions)	Field Gathering and Processing	Extraction and Transmission	Power Generation	Energy Services	Natural Gas Distribution	Corporate	Total
(Year ended December 31, 2005	53.4	1.6	-	5.6	11.2	18.4	90.2
Total segment assets at December 31, 2005	532.1	211.1	156.1	120.1	-	48.9	1,068.3

(1) The Natural Gas Distribution segment was spun out on November 17, 2005.

Opportunities – Field Gathering and Processing

AltaGas' management believes that in the Field Gathering and Processing segment, its network of approximately 6,000 km of gathering lines, substantial processing capacity, expansion potential and access to downstream transportation pipelines that offer customers diverse marketing opportunities, leave AltaGas well positioned to take advantage of existing and future gathering and processing needs of its customers.

Existing field gathering and processing areas are generally surrounded by adjoining or overlapping gathering and processing systems. As AltaGas has grown, opportunities to expand by tying in new wells and building or purchasing adjoining facilities and systems have increased. New area development comes in large part from AltaGas' existing and expanding customer base and their drilling programs. At present, the majority of gathering and processing infrastructure in western Canada is still owned by oil and natural gas producers. AltaGas believes that its strong operational skills and extensive market penetration create opportunities to work with exploration and production companies to provide field gathering and processing services, enabling producers to focus their resources on exploration and production activities.

AltaGas maintains a conservative risk profile in part by focusing on acquisitions that represent real value for unitholders and refraining from transactions that it believes are overpriced and unlikely to be accretive to net income. Over the past few years, the industry has experienced acquisition activity at prices with high earning multiples for field gathering and processing assets, resulting in AltaGas' strategy to focus primarily on building new facilities and expanding existing infrastructure, rather than on acquisitions. AltaGas has been able to capitalize on the close relationships built on past performance with producers in the Western Canada Sedimentary Basin (WCSB).

Opportunities – Extraction and Transmission

Extraction opportunities may arise through modifications to increase product recoveries at plants in which AltaGas already has ownership interests; acquiring increased interests in existing extraction plants;or the construction of new facilities. Extraction plant opportunities typically reflect a lower-risk, long-term, cost-of-service ethane processing arrangement contracted with Alberta ethylene producers; lower-risk, long-term NGL fixed-processing-fee arrangements; or short-term sales of NGLs based on an Edmonton or U.S. index.

Transmission pipeline opportunities arise through the levering of existing facilities by capturing additional market share through the construction or acquisition of transmission pipelines, often combined with AltaGas' gathering and processing, natural gas marketing and transportation services. In previously unserved areas, AltaGas works with customers to create transmission solutions. In capturing opportunities, AltaGas focuses on cost-of-service type contractual arrangements. AltaGas' natural gas transmission services enable current and potential shippers to focus on their exploration and development activities.

Opportunities – Power Generation

Power Generation development and ownership opportunities are likely to arise as a function of the growing North American demand for cleaner energy sources such as natural gas, hydro and wind, as well as the continued decommissioning of thermal power plants in Ontario. In addition, provincial systems operators continue to sell contractual rights to existing generation capacity. Energy demand and natural gas prices remain strong in Alberta, which continues to support power prices, thereby increasing the profitability of AltaGas' base-load coal-fired PPAs, and allowing AltaGas to provide ancillary services from its coal and gas-fired capacity and peaking supply from its gas-fired assets.

Opportunities – Energy Services

In the Energy Services segment, AltaGas sees increasing customer demand for proactive management of gas and electricity costs in the high-priced, volatile energy markets across Canada, which provides opportunity for growth in its energy management business. Opportunity in the gas services business is driven by the potential for synergies both within Energy Services and across the business segments.

BUSINESS OF THE TRUST

The Trust has grown its net revenue from $6.0 million in 1995, the first full year of operation, to $296.8 million for the 12-month period ended December 31, 2005.



Net Revenue by Component for 2004 (1)
Natural Gas Distribution 12%
Energy services (2) 5%
Field Gathering and Processing 44%
Power services 19%
Other 2%
Transmission 10%
Extraction 8%
Net Revenue by Segment for 2005 (1)
Corporate 4%
Natural Gas Distribution 10%
Energy Services(2) 8%
Field Gathering and Processing 40%
Power Generation 19%
Extraction and Transmission 19%

Notes:
(1) Net revenue is gross revenue less the costs to purchase natural gas for resale, and costs to purchase PPAs.
(2) Includes oil and gas production.
(3) Field Gathering and Processing includes AltaGas' investments in AltaGas Energy Solutions Inc. and the Ikhil Gas Project. Energy Services includes oil and gas production.
(4) The Natural Gas Distribution segment was spun out on November 17, 2005.

FIELD GATHERING AND PROCESSING

The Field Gathering and Processing segment contributed net revenues of $120.1 million for the year ended December 31, 2005, representing approximately 40 percent of the Trust's total net revenues before intersegment eliminations. AltaGas had interests in 71 gathering and processing facilities in 29 operating areas located in western Canada and the Northwest Territories and approximately 6,000 km of gathering lines delivering sales gas into downstream pipeline systems that feed north American markets. AltaGas operated 68 of these processing facilities, and has a total gross processing capacity of 962 Mmcf/d, including 242 Mmcf/d of sour gas capacity. Two additional facilities, the 20 Mmcf/d sour gas facility at Princess, Alberta, and the 15 Mmcf/d sweet gas facility at Clear Prairie, Alberta, went into service in the first quarter of 2006.

Field Gathering and Processing - Business Strategy

Field gathering and processing facilities are critical to the delivery of natural gas from the wellhead to the end-use market. AltaGas has grown its Field Gathering and Processing business based on an acquisition and development strategy unique in the Canadian midstream market. AltaGas' strategy is to:

- Maintain flexibility by investing in moveable assets that can be easily and quickly redeployed to new locations, improving operational flexibility and profitability;
- Offer customers diverse marketing opportunities by focusing on assets that have access to one or more downstream natural gas transportation pipelines;
- Acquire and maintain large working interests in assets;
- Control operations and increase efficiency;
- Reduce overall business risk through geographical and customer diversity;
- Acquire underutilized assets that offer upside through increased throughput;
- Build new facilities in response to producer demand;
- Expand reach into B.C. and northern Alberta where there is strong producer activity, less existing infrastructure and where existing producer plants are fully utilized;
- Construct or acquire and connect complementary facilities to create large facility complexes; and
- Maintain strong operational excellence.

AltaGas seeks to increase the utilization of its facilities by:

- Increasing throughput by pursuing new natural gas supplies and working closely with producers who are developing new and existing natural gas fields;
- Offering flexible contractual terms and equitable access to all producers in the areas in which AltaGas operates; and
- Enhancing operational efficiencies through consolidation and plant upgrades.

AltaGas complements its Field Gathering and Processing business with investments in transmission pipelines and extraction plants. AltaGas enhances the value of its midstream infrastructure investments by offering other services along the energy value chain, such as gas and NGL marketing.

Field Gathering and Processing - Typical Field Gas Processing Plant


Refrigeration
Processed Natural Gas to Downstream Pipelines
Sweet Gas
Compression
Dehydration
Inlet Separation
Sweet Gas
Sour Gas
Compression
Sweetening
Inlet Separation
Acid Gas (for disposal)
NGLs (trucked to fractionators)

Raw natural gas produced at the wellhead is a mixture of methane and other hydrocarbon components and impurities, including water vapour, carbon dioxide and hydrogen sulphide. Gas that has hydrogen sulphide present in amounts in excess of downstream pipeline specifications is considered sour gas. All other gas is considered sweet gas. All natural gas must be processed through a natural gas plant to remove the various hydrocarbon components and impurities before the natural gas is delivered via downstream pipelines for ultimate sale and consumption. The amount and complexity of processing required before the raw gas is of saleable quality is a function of the quantity of NGLs and other impurities present in the raw gas stream.

The raw natural gas is first gathered from the wellhead through natural gas gathering systems, and then delivered to and processed through a natural gas processing plant. The design of a natural gas processing plant is determined by the composition of the raw gas that it is intended to process. Natural gas that contains minimal or no amounts of NGLs or other elements will bypass certain processes within a typical natural gas plant configuration.

Raw natural gas entering the natural gas plant is subject to inlet separation where free water and any free NGLs are separated from the natural gas stream. If the natural gas is sour, it is sweetened by the removal of hydrogen sulphide. The natural gas is then usually dehydrated to remove any remaining water. If significant NGLs are still present in the sweet gas they are removed to meet downstream pipeline specifications. NGLs generally have greater value if extracted in liquid form and additional NGLs recovery beyond downstream pipeline specifications may be carried out in order to capture the value of the NGLs. This additional recovery process can be done at field gas plants or at large-scale extraction plants. See "Extraction". AltaGas has NGL extraction capability at 27 of its natural gas field processing facilities.

The remaining processed gas exiting the natural gas plant is delivered to the downstream transportation pipeline for eventual distribution to end-use markets. NGLs must be further processed (fractionated) into their individual components: propane, butane and condensate. The NGLs may be fractionated on site, as is the case at AltaGas' Bantry plant, or trucked or pipelined to fractionation facilities.

Field Gathering and Processing - Facilities

AltaGas' Field Gathering and Processing segment generates revenues from fees for volumes of natural gas processed at a processing facility or gathered through a gathering system.

AltaGas strives for continued improvement, operational excellence, and maximal utilization of all facilities over which it has operational control and to consistently exceed WCSB average utilization rates. Volume additions at facilities, which come from new well tie-ins and from reactivations, recompletions and well optimizations performed by producers, are offset by natural production declines. The focus on skid-mounted facilities allows AltaGas to redeploy these assets in response to producer processing requirements, thereby increasing processing volumes, profitability and utilization.

Field Gathering and Processing Facility Capacity and Throughput

	2005	2004	2003
Processing capacity (gross Mmcf/d)[1][3]	962	913	861
Capacity growth (percent year-over-year)	5	6	2
Processed throughput (gross Mmcf/d)[2][3]	573	558	523
Processed throughput (gross annual average Mmcf/d)[3]	563	560	520
Capacity utilization (percent)[2]	60	61	61

Notes:
(1) As at December 31.
(2) Fourth quarter average.
(3) Gross numbers are before, and not adjusted to reflect, AltaGas' working interest.

High natural gas prices resulted in an estimated 15,352 gas well completions and approximately 16.6 Bcf/d of marketable production in the WCSB during 2005, according to Ziff Energy Group. The Field Gathering and Processing segment continued to capitalize on this robust activity, connecting 456 wells over the year, compared to 428 new wells tied-in during 2004. Natural gas gathering and processing gross average throughput for the fourth quarter of 2005 increased to 573 Mmcf/d from 560 Mmcf/d in the fourth quarter of 2004. Average facility utilization over the year was 60 percent, which management believes was well above the average for the industry as a whole.

Field Gathering and Processing - Significant Operating Areas

AltaGas has historically focused on smaller, moveable midstream facilities in western Canada with processing capacity of under 50 Mmcf/d, which AltaGas has identified as its niche in the field gathering and processing industry and which it believes has distinguished it from most of its competitors. AltaGas' facilities are often physically linked, creating facility complexes that offer delivery options and revenue continuity in the event that one of the plants in a complex shuts down.

In late 2003 and early 2004, AltaGas acquired interests in two natural gas processing systems, Rainbow Lake and Mica Pouce Coupe, for approximately $17 million. The Rainbow Lake gathering and processing system acquisition, which closed on December 22, 2003, included a 100 percent interest in a 40 Mmcf/d sour natural gas processing facility and 130 kms of gathering lines located near the town of Rainbow Lake in northwestern Alberta. The Mica Pouce Coupe gathering and processing system acquisition, which closed on January 30, 2004, included a 40.8 percent interest in a sweet gas processing facility with gross capacity of 43 Mmcf/d and approximately 70 km of gathering lines located along the Alberta/B.C. border.

Strong producer drilling and well tie-in activity generated the need to expand throughput capability at AltaGas' Marten Creek, Doris, Thunder Lake, Manola and Windfall facilities with the addition of booster compression and to increase the Kirkpatrick Lake processing facility capacity by 7 Mmcf/d during 2004. AltaGas also increased its ownership in the 25 Mmcf/d Namaka facility to 100 percent from 75 percent. With this increased ownership AltaGas has experienced, and expects to continue to benefit from, natural gas development in the area. During 2004, AltaGas invested $16.4 million in internal expansion projects in the Field Gathering and Processing segment.

In 2005 AltaGas invested $50.8 million in growth capital in the Field Gathering and Processing segment, matching high producer activity in AltaGas' operating areas with new or expanded infrastructure. The disposal of some of the assets from the Winefred facility in the first quarter of 2005, in response to the EUB decision on gas over bitumen production, resulted in proceeds of approximately $3.9 million; the rest of the assets were redeployed. The 20 Mmcf/d expansion of the Princess sour gas plant is an extension of the existing Bantry operating area and went into service on January 24, 2006. The 14 Mmcf/d expansion at Windfall and the 31 Mmcf/d expansion at Marten Creek (in the Wabasca operating area) also took place in 2005 and, together with Princess, are examples of how AltaGas expanded and optimized its existing facilities in 2005. The acquisition of the 24 Mmcf/d Blair Creek sweet gas processing plant, which went into service on October 30, 2005, and the construction of the 15 Mmcf/d Clear Prairie gas plant, which went into service on February 9, 2006, are two recent skid-mounted plant additions that will expand AltaGas' reach further west where production and development activity is increasing.

With 71 processing plants in 29 operating areas, AltaGas' Field Gathering and Processing segment is not dependent on any one facility or operating area. Field Gathering and Processing operating margin represented approximately 29 percent of AltaGas' consolidated 2005 operating margin. The following chart provides a breakout of Field Gathering and Processing operating margin by significant operating area for the year ended December 31, 2005:


Operating Margin by Area
Windfall
6%
Other
22%
Alder Flats
3%
Ante Creek
3%
Bantry
8%
Birch Wavy
12%
Bonnie Glen
6%
Central Border
13%
Rainbow Lake
5%
South Foothills
5%
Sylvan Lake
6%
Wabasca
11%

The following table provides a summary of AltaGas' most significant field gathering and processing operating areas as at December 31, 2005:

Operating Area	Ownership (Percent)	Facility Type	Facility Count	Gross Capacity (Mmcf/d)[1]	Gross Throughput (Mmcf/d)[1][2]	Number of Compressors (includes boosters)	Operated or Non-operated
Western Canada							
Alder Flats	100.0	sweet	1	40	19.3	5	Operated
Ante Creek	100.0	sweet	1	36	24.8	2	Operated
Bantry	100.0	sour	1	25	18.7	8	Operated
Birch Wavy South	90.8	sweet	5	23	20.7	13	Operated
Birch Wavy North	79.7	sweet	7	78	58.8	24	Operated
Bonnie Glen	100.0	sweet	2	41	59.5	12	Operated
Central Border	100.0	sweet/sour	8	90	53.6	28	Operated
Cold Lake	86.7	sweet	8	67	42.8	39	Operated
Kirkpatrick	100.0	sweet	1	14	11.6	6	Operated
Manola	69.8	sweet	2	28	12.3	6	Operated
Rainbow Lake	100.0	sour	1	40	28.9	2	Operated
South Foothills	68.4	sweet/sour	3	78	43.5	8	Operated / Non-operated
Sylvan Lake	100.0	sweet	1	30	18.8	9	Operated
Thornbury	100.0	sweet	7	32	11.9	17	Operated
Wabasca	94.7	sweet/sour	7	106	67.4	19	Operated
Windfall	100.0	sweet	1	32	22.1	3	Operated
Other	87.5	sweet/sour	13	189	56.4	34	Operated / Non-operated
Subtotal			69	949	571.1	235	
Northwest Territories							
Ikhil	33.3	sweet	1	8	0.6	-	Operated
Montana, USA							
Coutts	100	sweet	1	5	0.8	-	Operated
Total			**71**	**962**	**572.5**	**235**	

Notes:
(1) Gross numbers and not adjusted to reflect AltaGas' working interest.
(2) Represents fourth quarter average.

Field Gathering and Processing - Customers

AltaGas conducts business with over 240 customers in its 29 operating areas, with no customer representing more than 4 percent of Field Gathering and Processing total net revenue during 2005. Its top 10 customers represented 17 percent of Field Gathering and Processing total net revenues for 2005.

Field Gathering and Processing - Contracts

AltaGas gathers and processes natural gas under contracts with natural gas producers. There are approximately 900 active gathering and processing contracts. These contracts in general:

- Establish the prices for the gathering and processing services offered by AltaGas;
- Define the producers' access rights to gathering and processing services;
- Establish minimum throughput commitments with producers where capital investment is required by AltaGas and to use appropriate fee structures to recover invested capital early in the life of the contract where capital investment is required by AltaGas; and
- Define the terms and conditions under which future production is processed at an AltaGas facility.

The amount of capital that AltaGas commits to acquiring or developing gathering and processing facilities is linked to AltaGas' assessment of production available to be processed at the facility, reserves in the area, the extent of the reserve dedication and the processing fees to be paid by producers for its services. When a facility is acquired, AltaGas conducts an independent review of the natural gas reserves and production in the area surrounding each facility using, among other sources, EUB production data and reserve estimates and producers' reserve reports for the area. AltaGas also conducts a review of the physical plant and equipment and the operating and maintenance costs for each facility.

Fee Structure

AltaGas, in determining appropriate contractual provisions, including a reasonable payback period on its invested capital, seeks to align its interests with the financial and business objectives of its producer customers. The vast majority of AltaGas' gathering and processing contracts are volumetric service fee structures, based on a rate per Mcf of throughput. Volumetric fee structures may include a provision for recovery of actual operating costs, which further mitigates the financial risk related to volume variability. At December 31, 2005, 32 percent of throughput was under operating cost flowthrough contracts. In addition, approximately 75 percent of contracts in place at December 31, 2005 were subject to annual price escalation related to changes in the Alberta Consumer Price Index. This toll-for-service structure (as opposed to the commodity spread-based price structures predominantly used by midstream companies in the U.S.) avoids exposure to commodity price risk, as revenues are a function of volumes processed. AltaGas' investment is generally protected by the life of reserves behind the facility, since producing wells typically remain connected to a gathering and processing system for their entire productive lives.

AltaGas may underpin capital commitments through the use of one or more of the following contractual provisions:

Take or Pay: Take or pay arrangements are designed to ensure AltaGas recovers its invested capital in a relatively short period of time. This is achieved by producers providing minimum volume or capital recovery commitments to AltaGas. With minimum volume commitments the producer must process a specified volume at a rate per Mcf over a specified period of time or pay any revenue shortfall. With capital recovery commitments, the sum of the processing revenues must provide AltaGas with a return on and of capital within a specified period or the producer pays the shortfall. Risk is limited to counterparty creditworthiness.

Capital and Operating Cost Recovery: The producer pays two distinct fees to AltaGas, one to provide a return of and on capital and the other to cover AltaGas' operating costs. Return of capital is made more certain by reducing the risk of unexpected operating costs. Risk is largely limited to the timing of production.

Area of Mutual Interest: These contract terms ensure any production brought on stream in a specified area must flow to an AltaGas facility. When AltaGas acquires or expands a new or existing facility, it generally secures future natural gas throughput by contractually committing the vendor of the facility to dedicate any production from specified reserves or future areas of development surrounding the facility. When AltaGas acquires a facility the vendor is typically the largest producer using that facility. As a result, AltaGas is usually entitled to gather and process the majority of the natural gas production associated with the facilities it acquires due to its reserve dedication contracts, thus reducing the possibility of competitive plants being built in the same area. Risk is largely limited to the timing of production.

Geographic Franchise with Economic Out: Contract provisions allow AltaGas to terminate or renegotiate a contract if it is not economical to continue processing. Risk is largely limited to the timing of production and operating cost efficiencies.

Length of Term

Where natural gas reserves have been dedicated under contract, the contract normally extends beyond one year and up to the life of the reserves, depending on the amount of capital invested by AltaGas in the facility. Where reserves have not been dedicated under contract or AltaGas has not made a significant capital investment, the contracts are normally subject to termination by either party upon one to three months notice. As mentioned previously, producing wells typically remain connected to a gathering and processing system for their entire productive lives.

Type of Service

In general, producers have access to either firm service or interruptible service. Firm service offers producers priority to have their natural gas processed at the applicable AltaGas facility subject to industry standard maintenance and force majeure. Interruptible service is available only if the applicable AltaGas facility has capacity available after all firm service commitments with respect to such facility have been satisfied. Firm service is normally provided to a producer when the producer's natural gas reserves have been dedicated to an AltaGas facility.

Field Gathering and Processing - Operating and Maintenance Expenses

Operating and maintenance expenses for gathering and processing facilities generally include: (i) labour costs for operators; (ii) materials consumed in processing or maintenance, including chemicals and lubricants; (iii) land lease costs; (iv) property taxes; (v) fuel and power costs; and (vi) other overhead costs. For the plants operated by AltaGas, the most significant expenses are labour, utilities, property taxes and repair and maintenance. Repairs and maintenance are scheduled, where possible, to minimize down time and coordinate with producers' well maintenance activities.

Field Gathering and Processing - Competition

Independent midstream companies currently provide a small portion of the midstream field processing function in Canada. AltaGas estimates that on a net capacity basis, approximately 15 to 16 percent of the total estimated field processing capacity in western Canada is owned by independent midstream entities. AltaGas competes with other midstream entities operating in the WCSB, including SemCanada, Duke Energy Income Fund, Keyera Facilities Income Fund, Taylor, Provident Energy Trust and ATCO Midstream Ltd. In 2005, AltaGas processed an average of 563 Mmcf/d, which was approximately 3 percent of volumes produced in the WCSB. The majority of processing capacity generally continues to be provided by the upstream natural gas exploration and production companies.

The field gathering and processing marketplace continues to evolve and the competitive environment also continues to change. AltaGas believes that its field gathering and processing strategies and competitive advantages will continue to allow it to effectively compete in the midstream marketplace. AltaGas also believes that its operational skills and market penetration make it a preferred business partner for many exploration and production companies.

EXTRACTION AND TRANSMISSION

AltaGas' Extraction and Transmission segment contributed net revenues of $58.0 million for the year ended December 31, 2005, representing approximately 19 percent of the Trust's total net revenues before intersegment eliminations.

AltaGas owns extraction plant capacity through its interests in the ATCO and EnCana-operated extraction plants at Empress, Alberta, the Taylor-operated extraction plant at Joffre, Alberta and the AltaGas-operated ethane extraction plant at Edmonton, Alberta. AltaGas' working interests in these extraction plants provide stable fixed-fee or cost-of-service type revenues and margin-based revenues. Also included in Extraction is AltaGas' Bantry field fractionation facility. Fractionation services at Bantry are provided on a rate per m^3 of product processed. AltaGas' net raw gas licensed inlet capacity at these plants was 539 Mmcf/d at December 31, 2005. Investment in extraction and field fractionation plants during 2005 was approximately $0.5 million.

Extraction - Business Description

NGLs generally have greater value if extracted from the sales gas and additional NGL recovery beyond transmission pipeline specifications may occur in order to capture the value of the NGLs. This additional recovery process can be done at field gas plants or at large extraction plants where economies of scale are realized. Approximately 90 percent of NGLs are recovered from natural gas, with approximately 40 percent extracted at straddle plants and 50 percent at field plants. The remaining 10 percent of NGLs are produced at crude oil refineries. Ethane is recovered exclusively from natural gas, with 70 percent extracted at straddle plants and 30 percent at field plants. Nine of the 10 extraction plants in Canada are located in Alberta and process the vast majority of the natural gas exported from Alberta. Large extraction plants are located along major high volume pipeline transmission systems that transport natural gas to end-markets. Extraction plants straddle these transmission systems so that sufficient volumes of residual ethane and NGLs in the natural gas stream can be recovered.

After extraction, NGLs must be fractionated into their constituent components of propane, butane and pentanes-plus. Some NGLs are fractionated at Empress, Alberta, or in the field, such as at AltaGas' Bantry facility. However, most NGLs from field and extraction plants are shipped to Fort Saskatchewan, Alberta, Sarnia, Ontario, or Marysville, Michigan for fractionation. Propane, butane and pentanes-plus are used directly as energy products and as feedstock for the petrochemical and crude oil refining industries.

The value of NGL extraction is a function of the difference between the value of the ethane, propane, butane and condensate as separate marketable commodities and their value as constituents of the natural gas stream. If the components are not extracted, they are sold as natural gas for their heating value at the prevailing natural gas price. As NGLs, the components are sold at higher prices that reflect the premium value of each of the individual commodities.

When an extraction plant has more than one owner, the operator manages the facility according to the terms and conditions of an agreement that covers the construction, ownership and operation of the plant (CO&O agreement). CO&O agreements describe, among other things, the voting procedures and other mechanisms governing operating and capital expenditure decisions, processing rights, supply obligations and other aspects of facility operations. A CO&O agreement may also empower the operator to negotiate extraction rights and enter into ethane and NGL sales arrangements on behalf of all co-owners in the facilities. AltaGas has directly negotiated extraction rights and ethane and NGL sales arrangements for the majority of its net processing capacity and net production. AltaGas also regularly attends the operating committee meetings and has voting rights for those extraction plants that it does not operate.

Extraction assets are long-life assets. AltaGas estimates that the average remaining life of its extraction facilities is in excess of 20 years, based on its assessment of regional natural gas supply and demand.

Extraction - Plant Fee Structures

Extraction facility owners have the right to extract liquids from the natural gas stream, either directly as the owner of the gas, or through gas extraction agreements. The typical commercial arrangement involves the ethane and NGL extraction plant owner contracting with shippers on a gas transmission system for the right to extract the ethane and NGLs from the shipper's natural gas. By removing ethane and NGLs, the extraction plant is, in effect, extracting or shrinking a portion of the energy contained in the shipper's natural gas. The extraction plant owner pays the shipper for the extracted energy or alternatively purchases a sufficient volume of natural gas from the market to replace the extracted energy, thereby keeping the shipper whole. This purchased gas is referred to as shrinkage make-up gas. Extraction contract terms may be for firm or interruptible processing, and may vary from monthly to multi-year in length. Currently the majority of AltaGas' extraction agreements are multi-year term arrangements.

AltaGas' net share of ethane production is sold through long-term cost-of-service or fixed-fee arrangements that bear no commodity price risk (ethane cost-of-service contracts). The sales price received under these contracts provides for a return on and of capital and the recovery of certain operating costs, including shrinkage make-up gas attributable to that production. AltaGas' share of ethane production is sold at the outlet of the plants, with the product purchaser responsible for all downstream transportation and handling.

AltaGas' net NGL production is sold under a variety of arrangements. Approximately 78 percent of net NGL production is sold under long-term, fixed-fee arrangements (NGL fixed-fee contracts). These volumes do not bear any commodity price risk. The revenue from this portion of NGL sales and AltaGas' ethane sales provide a stable, predictable cash flow base.

On the portion of the extraction production that is not sold under ethane cost-of-service contracts or NGL fixed-fee contracts, performance is subject to the price spread between NGLs extracted and the natural gas purchased to make up the heating value of the NGLs extracted (frac spread).

Approximately 17 percent of AltaGas' net NGL production (5 percent of total extraction production) is sold under short-term contracts subject to frac spread (NGL spread contracts). The remaining 5 percent of net NGL production is sold under a profit and loss arrangement. If commodity prices or operating costs make NGL extraction uneconomical, the NGLs may be reinjected or the facilities may be turned down or shut-in. When this occurs, the operational flexibility of the commercial contracts translates into a minimal effect on margins.

The following diagram shows the operating margin based on type of extraction contract.


NGL spread
NGL fixed-fee
Ethane cost-of-service
Operating Margin
100%
80%
60%
40%
20%
0%
2005
2004
2003

Extraction - Plant Production

Extraction production is a function of natural gas volume processed, natural gas composition, recovery efficiency of the extraction plant and plant on-line time. The following table represents a summary of the net capacity and production associated with extraction and fractionation plants in which AltaGas holds an interest.

Extraction or Fractionation Plant	Interest (percent)	Net Inlet Processing Capacity (Mmcf/d)[1]		Liquids Production 2005 (Bbls/d)[2]		Liquids Production 2004 (Bbls/d)[2]	Operated or Non-Operated
Edmonton[3] (EEEP)	48.6667	190	NGLs mix Ethane	2,211 7,759	NGLs mix Ethane	2,699 8,418	Operated
Empress ATCO (EGLJV)	7.2	79	NGLs mix Ethane	484 501	NGLs mix Ethane	509 512	Non-operated
Empress EnCana (PEEP)	10	120	NGLs mix Ethane	1,323 2,426	NGLs mix Ethane	1,169 2,056	Non-operated
Joffre (JEEP)	50	125	NGLs Ethane	600 2,830	NGLs Ethane	869 3,487	Non-operated
Bantry	100	25	NGLs	319	NGLs	360	Operated
Total[4]		**539**	**NGLs mix** **Ethane**	**4,937** **13,516**	**NGLs mix** **Ethane**	**5,606** **14,473**	

Notes:
(1) At December 31, 2005.
(2) Average volumes for the fourth quarter.
(3) AltaGas acquired a 48 2/3 percent interest in EEEP on August 25, 2004.
(4) Excludes field NGLs.

AltaGas' net extraction and field fractionation plant annual average production for the last two years is as follows:

Extraction and Fractionation Plant Production [1]	2005	2004
NGLs (Bbls/d)	6,202	4,834
Ethane (Bbls/d)	13,155	8,602
Total	**19,357**	**13,436**

Note:
(1) Average Bbls/d net to AltaGas for years ended December 31.

Extraction - Empress ATCO Extraction Plant

At December 31, 2005 AltaGas' ownership interest in the Empress ATCO extraction plant located in southeast Alberta on the Alberta-Saskatchewan border was 7.2 percent. The remaining 92.8 percent interest in the facility is held by nine other owners with varying interests. AltaGas' ownership corresponds to a 79 Mmcf/d share of the plant's 1,100 Mmcf/d of natural gas inlet capacity. Until June 30, 2004, when one of AltaGas' long-term contracts expired, AltaGas had contracted approximately 60 Mmcf/d of gas supply to fill its portion of the plant's capacity under long-term contracts. The remainder was being supplied through short-term contracts. With the start of the gas year on November 1, 2004, AltaGas replaced a portion of that gas supply with volumes marketed by its Energy Services segment. Current firm gas supply under contract is 48 Mmcf/d, of which 28 Mmcf/d is under contract until December 2009 and the remainder is processed for the Energy Services segment on a yearly renewable basis dependent on customer load requirements. At the Empress ATCO extraction plant, AltaGas also processes any interruptible gas volumes that are made available to the plant by the Energy Services segment and any gas volumes diverted from the EnCana Empress facilities during a shut down. As there are five other extraction plants in the Empress area, there is considerable competition amongst the owners of the plants for producers' extraction rights. The Empress ATCO plant consists of four processing trains which provide the flexibility to easily manage production to reduce operating costs and operational risk, minimizing any downside associated with fluctuating production volumes.

AltaGas' net ethane production is being sold under a month-to-month cost-plus sales arrangement, pending entrance into a long-term ethane sales contract. AltaGas' share of NGL production at Empress ATCO is sold under one-year evergreen marketing arrangements at the monthly market price for NGLs. Approximately 60 percent of AltaGas' share of NGLs production generates revenue subject to a long-term profit and loss arrangement that includes a processing fee and revenues that vary with product pricing. The remainder is sold at the monthly market price for NGLs.

Extraction - Empress EnCana Extraction Plant

Effective April 1, 1998 AltaGas acquired a 10 percent interest in the Empress EnCana extraction plant located 2 km southeast of the Empress ATCO extraction plant, which began operations in September 1996. The plant is licensed to process 1,200 Mmcf/d of natural gas, of which 120 Mmcf/d is AltaGas' net share. In October 2003 modifications were completed to increase the ethane recovery efficiency. AltaGas' net share of modification costs was $5.5 million, more than doubling its net ethane production to approximately 2,400 Bbls/d.

AltaGas has managed its gas supply risk at this plant by securing sufficient natural gas throughput on a long-term basis to ensure that its net share of 120 Mmcf/d is fully utilized at all times.

AltaGas' net share of ethane production is sold under a long-term cost-of-service type contract that provides for the recovery of certain operating costs. Approximately 88 percent of AltaGas' net share of NGLs production from this plant generates fixed-fee revenue plus reimbursement of associated operating costs, under a long-term processing arrangement. The remainder is sold under a one-year evergreen marketing arrangement at the monthly market price for NGLs.

Extraction - Joffre Ethane Extraction Plant

AltaGas and Taylor each own 50 percent of the ethane extraction plant at Joffre, Alberta. The Joffre plant, which was constructed during 2002 at a net cost to AltaGas of $24.8 million, started operations in December 2002. AltaGas' share of processing capacity is 125 Mmcf/d of natural gas and the plant is capable of producing up to 5,200 Bbls/d of ethane and NGLs. Taylor is the operator of the facility.

The Joffre plant is adjacent to NOVA Chemicals Corporation's Joffre petrochemical complex and recovers ethane and NGLs from the fuel gas used at the complex. All ethane production from the Joffre plant is sold under a cost-of-service type contract with NOVA Chemicals Corporation that expires in 2031. Under this ethane sales agreement, a small portion of the operating cost risk is borne by AltaGas and Taylor, based on the ratio of NGLs to total plant production. AltaGas and Taylor each market their respective 50 percent share of the NGL production from the facility. AltaGas sells its net share of NGL production under a one-year evergreen marketing agreement based on the monthly average market price for NGLs.

The Joffre plant is physically configured such that NGL production can easily be matched to market demand. This ability to step in and out of the NGL market depending on NGL pricing allows AltaGas and Taylor to fully participate in the market when NGL prices are strong, while minimizing exposure during times of unfavourable pricing.

Extraction – Edmonton Ethane Extraction Plant

In late August 2004, AltaGas acquired a 48 2/3 percent interest in the Edmonton Ethane Extraction Plant for $48.2 million, including an environmental liability of $5.0 million, for a net cash outlay of $43.2 million. The remaining interest in the plant is held by ATCO Midstream Ltd. AltaGas operates the plant and employs the EEEP staff. The plant has a licensed gross inlet capacity of 390 Mmcf/d of natural gas and gross production of specification ethane of 15,000 Bbls/d and NGLs of 6,000 Bbls/d. A long-term gas supply contract provides a secure feedstock supply to EEEP. AltaGas' share of the plant products is sold under long-term contracts through cost-of-service or cost-plus sales arrangements.

EEEP is directly connected to the Alberta Ethane Gathering System, and to BP Canada Energy Resources' Co-Ed NGL pipeline, providing safe and reliable outlets for the plant products. The processed gas from the facility supplies end-use markets in the City of Edmonton, Alberta.

Extraction - Bantry Field Fractionation Facility

AltaGas purchased the Bantry natural gas processing plant in May 2000 and expanded it in 2001. See "Field Gathering and Processing - Facilities". The plant is equipped with fractionation facilities capable of producing up to 400 Bbls/d of specification propane, butane and pentanes-plus for sale to local markets.

Extraction - Competition

Currently there are six extraction plants in the Empress area. This results in significant competition for natural gas supply. AltaGas is largely insulated from this natural gas supply competition through its long-term natural gas supply contracts.

Transmission

AltaGas owns five natural gas transmission pipelines and one condensate pipeline.

AltaGas provides transportation on its transmission lines through cost-of-service type fee structures, with the exception of the Suffield and Kahntah pipelines, which are take-or-pay arrangements. The largest contributor to AltaGas' transmission revenues is the Suffield System, which generally represents between 70 and 75 percent of transmission annual net revenue.

The Suffield System consists of two natural gas pipelines at Suffield, Alberta, located in southeastern Alberta, which transport natural gas produced in and around the Suffield military block to the TransCanada Pipelines mainline at Burstall, Saskatchewan. The Suffield System is regulated by the National Energy Board and rates on the system are based on a market-based tolling methodology. The two pipelines have 400 Mmcf/d of combined transmission capacity. The south Suffield pipeline is a 147 km pipeline of six to 16-inch diameter pipe and the north Suffield pipeline is 96 km of 16-inch diameter pipe. The majority of the Suffield System's capacity is currently contracted by EnCana through transport-or-pay and volume commitments that will expire in 2022 and be renewable for one-year periods thereafter. Volume commitments will increase annually from approximately 350,000 GJ/d in 2005 to approximately 406,000 GJ/day in 2010 and will decline thereafter. AltaGas continues to work with existing and potential shippers to pursue additional transmission opportunities and expand the Suffield System.

AltaGas operates and owns the majority of the Cold Lake natural gas transmission system, which interconnects with TransCanada's NOVA Gas Transmission Limited system and the TransGas Limited system, and consists of 39 receipt points and 36 delivery points (including four pipeline interconnects).

The Kahntah pipeline, built to transport natural gas from British Columbia to Alberta, is regulated by the National Energy Board on a complaints basis. The Porcupine pipeline, located in southeast Alberta, is a single shipper pipeline. The contract for the Kahntah pipeline expires in 2006 and Porcupine's contract expires in 2007. Both systems are integral in the delivery of their respective products to market and new contracts are expected to be negotiated prior to expiration.

The following table provides a summary of the gross capacity of AltaGas' transmission pipelines at December 31, 2005 and average throughput volumes for the fourth quarter.

Transmission Pipeline	Product	Area	Ownership (percent)	Operating Capacity	Throughput[1]	Length (km)	Operated/ Non-operated[2]
Suffield	natural gas	SE Alberta	100	400 Mmcf/d	361 Mmcf/d	243	Operated
Cold Lake	natural gas	East Central Alberta	99.2	80 Mmcf/d	52 Mmcf/d	253	Operated
Summerdale	natural gas	Central Alberta	100	24 Mmcf/d	14 Mmcf/d	18	Operated
Kahntah	natural gas	NE B.C.	100	35 Mmcf/d	3 Mmcf/d	55	Operated
Battle Lake	natural gas	Central Alberta	100	15 Mmcf/d	2 Mmcf/d	16	Operated
Porcupine Hills	condensate	SW Alberta	100	11,600 Bbls/d	3,210 Bbls/d	164	Operated

Note:
(1) Represents fourth quarter average.
(2) AltaGas operates the Cold Lake pipeline and has subcontracted out the operator function at its five other pipelines.

POWER GENERATION

AltaGas' Power Generation segment, which was previously included in the Energy Services segment as the power services component, contributed net revenues of $57.8 million for the year ended December 31, 2005, representing approximately 19 percent of the Trust's total net revenues before intersegment eliminations.

AltaGas entered the power business in December 2001 and on December 31, 2005 had 478 MW of power generation capacity in Alberta through a 50 percent ownership interest in the Sundance B PPA, the Genesee energy strip contract, and a capital lease for gas-fired power peaking capacity. AltaGas' 478 MW of power capacity served approximately 6 percent of Alberta's power demand at December 31, 2005.

Power Purchase Arrangements

PPAs were established in 1999 under Alberta's program of power industry deregulation. PPAs were created to separate ownership of the physical power generation assets from control of their output.

The ASTC Power Partnership

AltaGas and TransCanada Energy Ltd. (TransCanada) are partners in the ASTC Partnership. Each partner owns a 50 percent share and contributed 50 percent of the $223.1 million required for the ASTC Partnership to purchase the Sundance B PPA from Enron Canada Power Corporation on December 28, 2001. The Sundance B PPA is divided into two PPAs, one for each of Units 3 and 4 at the Sundance Plant. The ASTC Partnership holds the Sundance B PPA as partnership property, with both partners having an equal interest in each PPA.

The 50 percent interest in the Sundance B PPA provides AltaGas with the rights to 353 MW of coal-fired generation capacity, as well as to ancillary services from Sundance units 3 and 4, until December 31, 2020.

The ASTC Partnership started dispatching power effective December 29, 2001. AltaGas maintains the books and records of the ASTC Partnership, including providing accounting services. TransCanada manages daily operations, including the dispatch of power into the Alberta Power Pool. AltaGas and TransCanada are each responsible for managing the market risk associated with their individual shares of the power generation capacity.

The Sundance B Plant

TransAlta Corporation owns the coal-fired Sundance Plant, which is located approximately 70 km west of Edmonton, Alberta, and has been operating since 1976 (Unit 3) and 1977 (Unit 4). The Sundance Plant consists of Units 1 through 6. An auction conducted on August 24, 2000 grouped the units into three plants: Sundance A Plant - Units 1 and 2, Sundance B Plant - Units 3 and 4, and Sundance C Plant - Units 5 and 6.

The Sundance Plant is connected to the Alberta Interconnected Electric System, allowing access to markets in Alberta, British Columbia, Saskatchewan and the United States.

The Sundance B Plant - Power Sales

Revenue from the sale of power is largely driven by target availability, hedge prices (for the portion of capacity that is hedged) and Pool prices (for the portion of capacity that is not hedged). The relationship between production, Pool prices and cost of sales is specified in the PPA. Generally, the ASTC Partnership will be compensated when power production is less than target levels, at a rate based on the previous 30-day average Pool price, as discussed later in this section. AltaGas recognizes its share of revenue based on target production levels, with any increase or decrease relative to target credited or charged to operating expenses.

Under the Sundance B PPA, the ASTC Partnership holds the rights to the power capacity and ancillary services from Units 3 and 4 of the Sundance Plant. Day to day operation requires the ASTC Partnership to communicate the volume of power available and the price of the power to the AESO. The ASTC Partnership is obligated to pay TransAlta a price which covers TransAlta's capital and operating costs as determined by mechanisms in the Sundance B PPA. The majority of the ASTC Partnership's cost of sales is the fixed costs and variable operating costs paid to TransAlta and the variable costs of transmission and Pool trading charges.

Each of Units 3 and 4 has a nameplate capacity of 353 MW. The Sundance B PPA recognizes that the plant will not produce at 100 percent capacity all of the time. TransAlta is obligated to provide AltaGas financial compensation to a stated target availability level if actual generation of electricity from Units 3 and 4 falls below target levels, which was 86 percent in 2005. This is accomplished by a financial payment based on the difference between actual availability and target availability, multiplied by RAPP. During these under-generation periods AltaGas has financial exposure to the difference between the Alberta spot price and RAPP on the difference between volumes generated and target availability. Similarly, if Units 3 and 4 produce above target, ASTC is obligated to provide TransAlta financial compensation based on the difference between actual availability and target availability, multiplied by RAPP. ASTC pays transmission charges based on actual power delivered.

TransAlta is an experienced operator of coal-fired electrical generation facilities and has financial incentives to operate the Sundance B plant efficiently and at high levels of electricity generation. The plant uses coal from the adjacent Highvale Mine, which is anticipated to have sufficient reserves for the expected fuel requirements of the Sundance B Plant beyond the life of the Sundance B PPA. The coal price formula is pre-defined in the PPAs, is subject to inflationary indices and is not linked to current market prices for coal.

Genesee Energy Contract

On April 1, 2003 AltaGas entered into a three-year energy contract with the Balancing Pool for the right to 100 MW of power capacity at the EPCOR Generation Inc.-operated Genesee power plant located southwest of Edmonton, Alberta. This contract was the result of AltaGas successfully bidding in the Balancing Pool's Market Achievement Plan (MAP) II auction. The 100 MW of power capacity is a portion of the capacity at the Genesee power plant to which the Balancing Pool has rights as a result of the Genesee PPA not being purchased during the 2000 auction process. The Genesee power plant is a coal-fired facility consisting of two independent units.

The energy contract required no capital outlay by AltaGas, but instead requires AltaGas to pay a competitively priced fixed monthly capacity charge for the power capacity. Other costs associated with the contract include a monthly energy payment and incentive payment, transmission and Pool trading charges. The Genesee energy contract expires March 31, 2006. The Balancing Pool is holding the Genesee auction in early 2006.

Gas-fired Peaking Capacity

On September 1, 2004 AltaGas entered into a long-term capital lease with Maxim Energy Group Ltd. for 25 MW of gas-fired power peaking capacity on four sites in southern Alberta. The capital lease has a 10-year term that commenced September 1, 2004 and includes an option at the end of the initial term to extend the term for a further 15 years or to purchase the assets. The capital lease requires AltaGas to pay a monthly variable operating and maintenance charges plus a capacity fee. AltaGas retains 100 percent of the ancillary services and merchant peaking sales revenues.

In Alberta, gas-fired power peaking capacity generally provides energy during times of high prices. The peaking gas requirement is managed by AltaGas' Energy Services segment and dispatch of the units is operated by AltaGas' real time desk located at EEEP. This 25 MW of gas-fired power capacity provides fuel diversity to AltaGas' power business and adds a fifth independent supply source. Given the speed at which the peaking plants can be ramped up, they provide partial backstopping to outages at Sundance and Genesee. In addition to the diversity and backstopping benefits, the peaking plants provide revenue from the sale of energy and ancillary services, based on market conditions.

Power Generation - Risk Mitigation

The main risk faced in the power business is the fluctuation in the margin between power revenues and the cost for power. This is generally created through changes in power prices, increases in operating costs, changes in transmission rates and reductions in power available for sale, mainly due to outage and force majeure events. AltaGas attempts to mitigate this risk through disciplined power hedging strategies and portfolio diversity. AltaGas uses hedges to fix the selling prices on a significant portion of its available capacity prior to the beginning of any calendar year. Hedge contracts tend to have terms ranging from three to 36 months. AltaGas also satisfies its own electrical demand requirements and a portion of the demand of its Alberta retail customers.

During 2005, the average monthly Pool price ranged from a low of $37.75/MWh in July to a high of $124.80/MWh in November. The average all hours Pool price for 2005 was $70.19/MWh, compared to $54.54/MWh for 2004. The average sales price received by AltaGas for 2005 was $54.59/MWh, compared to $48.77/MWh during 2004. AltaGas has sold a substantial portion of its power forward for 2006 and a small portion for 2007.

The following chart provides a summary of power prices and volumes for the last three years.

Power Prices and Volumes	2005	2004	2003
Volume of power sold (thousands of MWh)	3,466	3,481	3,266
Average price received on the sale of power ($/MWh)(1)	54.59	48.77	47.56
Alberta Power Pool average spot price ($/MWh)(1)	70.19	54.54	62.98

Note:
(1) Annual average.

In the event of any force majeure related to the Sundance B PPA, AltaGas is entitled to a termination payment from the Balancing Pool equal to its portion of the net present value of the amortized Sundance B PPA's purchase price to that date. With respect to a force majeure event on the Genesee contract, AltaGas may elect to terminate the contract upon paying three monthly capacity charges or alternatively, can continue to suspend payment and revenues from the specific Genesee unit. AltaGas has further minimized the risk of a force majeure event to a particular unit by diversifying its supply over four independent baseload units, acquiring 25 MW of gas-fired peaking capacity, and executing independent backstopping arrangements with external counterparties to supply electricity in the event of a force majeure.

Power Generation - Competition

All of the power produced in Alberta is currently sold into the Pool, which operates an open market for the exchange of electricity that is operated by the AESO. The AESO establishes the power price based on offers from Pool participants using a uniform pricing model whereby the marginal unit establishes the price for all generators. AESO system controllers sort the offers by price into a merit order beginning with the lowest priced offer, thereby defining a supply curve for each hour. By matching energy supply with demand, the Pool establishes a uniform hourly market price, which is published on the AESO's website.

In Alberta, coal-fired electrical generation, which is generally produced at a lower cost than gas-fired electrical generation, is a base load source of supply, while gas-fired units tend to set the marginal price. Management is not aware of any significant new power plants coming on line in Alberta in the next two years, and therefore expects natural gas-fired electricity to continue setting the marginal price in Alberta.

The Sundance and Genesee plants are two of the lowest-cost power producers and therefore among the lowest in the dispatch merit order. AltaGas does not expect this situation to change with the addition of new capacity on the grid.

ENERGY SERVICES

Business Description

The Energy Services segment now consists of an energy management business, providing energy consulting and supply management services and arranging gas and power supply for non-residential end-users; a gas services business buying and re-selling natural gas, transportation and storage; and a small portfolio of oil and natural gas production. The power services component that used to be a part of the Energy Services segment is now the Power Generation segment, as previously discussed. The Energy Services segment contributed net revenues of $23.5 million for the year ended December 31, 2005, representing approximately 8 percent of the Trust's total net revenues before intersegment eliminations.

AltaGas has marketed natural gas since 1994. In the past, this business has focused on marketing natural gas processed through its field gathering and processing, transmission and extraction facilities, and gas supplied by a pool of producers. On October 6, 2004 AltaGas significantly expanded this business with the acquisition of substantially all of the assets and liabilities of PremStar Energy Canada Ltd. and its subsidiaries ECNG Inc. and Energistics Group Inc. See "Historical Development".

On November 3, 2005, AltaGas further expanded its energy management business through the acquisition of substantially all of the assets and liabilities of iQ2 Power Corp. AltaGas, through its ownership of the iQ2 business, purchases power and gas for sale to agricultural, industrial and commercial customers in Alberta.

A significant portion of the gas services business is conducted through PremStar, which has been integrated with the original AltaGas gas marketing and gas control operations, and is supported by AltaGas risk management, accounting, and corporate support functions. The gas services business includes buying and re-selling gas supply to some of AltaGas' energy management customers.

Energy Management

The energy management business consists of arranging natural gas and power supply, and providing energy consulting services for commercial, industrial, agricultural, and institutional end-users. AltaGas' energy management business is conducted under the ECNG, iQ2 Power and PremStar Pacific brand names.

The majority of this fee-for-service business is based on one to three-year evergreen contracts. Fees are earned by providing expert advice, and arranging and managing supply on behalf of customers. These services allow customers to reduce exposure to gas and power price volatility and to match their energy supply arrangements with their risk and budget objectives.

In the energy management business, AltaGas enters into agency retainer agreements with clients under which it provides gas and electricity supply purchasing and price management advice to its customers. Under these agency agreements AltaGas, on behalf of its end-use customers, also purchases and manages gas supply and fixes the price of the client's electricity purchases. AltaGas acts as agent on behalf of its customers and is not exposed to changes in the commodity price for gas or electricity supplies.

Gas Services

Energy Services also includes a gas services business that is focused on buying and re-selling gas transportation and storage, and marketing natural gas to producers. This is distinct from the energy management service in that AltaGas takes ownership of the gas and earns a fixed margin. The gas supply comes from both deliveries of natural gas processed at AltaGas' facilities and from deliveries not associated with AltaGas' facilities. Purchase and sales transactions are matched back-to-back to lock in a margin at the time the sale is made.

AltaGas also provides energy procurement services for a select group of industrial and other users including AltaGas Utilities, which is part of the Natural Gas Distribution segment recently spun out as AltaGas Utility Group Inc. See "Historical Development". AltaGas purchases gas to sell to AltaGas Utilities under a fee-for-service contract. Similar gas supply management arrangements are in place with other industrial and producer customers, including the Joffre ethane extraction plant. In addition, AltaGas manages the third-party pipeline transportation requirements for many of its gas marketing customers under contractual arrangements whereby it is indemnified for all risks and obligations relating to contracts entered into by AltaGas to supply customers' transportation contracts.

The gas services business also includes identifying opportunities to exchange, reallocate or resell pipeline capacity and storage to earn a profit. Net revenues from these optimization activities are derived from low-risk opportunities based on transportation cost differentials between pipeline systems available from in-depth knowledge of transportation systems and natural gas markets. Margins are earned by simultaneously locking in buy and sell transactions and managing potential credit exposures among the counterparties.

AltaGas' optimization business focuses on transportation arrangements into the eastern Canadian markets and within Alberta in the form of gas exchange arrangements with AltaGas' gathering and processing customers. AltaGas markets or exchanges all of the volumes that flow through its Cold Lake and Summerdale pipeline systems. In a gas exchange transaction AltaGas buys natural gas on the TransCanada system to pay back clients whose natural gas has been physically delivered to customers on an AltaGas system. By purchasing or exchanging gas on these pipeline systems and at other facilities, AltaGas has been successful in achieving positive margins for AltaGas while providing improved netbacks for producers.

Oil and Natural Gas Production

AltaGas is not in the business of exploration and development of natural gas reserves, as it does not want to compete with producers flowing natural gas through AltaGas' gathering and processing systems. However, in connection with larger acquisitions that included gathering and processing facilities, AltaGas has accumulated a portfolio of oil and natural gas production and shares of small oil and gas production companies. The portfolio is not material to the Trust. AltaGas continues to hold and produce some of the production to act as natural hedges to business activities such as backstopping a long-term natural gas contract and shrinkage make-up at extraction plants. During 2005 AltaGas' capital investment in oil and natural gas production was $0.7 million. Oil and natural gas production represented less than three percent of the Trust's total operating margin in 2005. AltaGas' focus in 2005 was to maintain production, offsetting declines with minor investments.

Energy Services - Customers

AltaGas has agency retainer arrangements with over 1,700 energy management customers. Customer retention rates are over 95 percent. These customers are commercial, industrial, agricultural and institutional end-users in Ontario, Alberta, B.C., Quebec and Manitoba. The AltaGas energy management business buys natural gas and electricity on behalf of its customers through 15 suppliers. AltaGas is one of the gas and electricity suppliers under energy commodities supply arrangements that are separate from the energy management arrangements. In its gas services business, AltaGas buys natural gas from approximately 95 suppliers and sells natural gas to approximately 50 customers. No Energy Services customer represented more than five percent of consolidated revenues during 2005.

Energy Services - Competition

In the gas services business, AltaGas' competitors range from single-person operations to large marketing and aggregation companies. Prior to 2002, many large energy marketers competed for very thin margins with success achieved by providing a wide range of "value-added" energy services and by trading large volumes. As a result of changes in the industry, the primary source of competition is now the marketing arms of large oil and gas producers, as well as a limited number of creditworthy energy utilities.

AltaGas competes in this environment by focusing on marketing natural gas produced at its gathering and processing facilities, as well as the gas of smaller natural gas producers whose needs are not met by larger marketers. AltaGas also acts as an aggregator, buying natural gas from larger wholesale marketers for resale to its customers.

In the energy management business, AltaGas competes with other marketing and consulting firms. AltaGas believes it is successful in this market because of its history and experience, its focus on commercial and institutional end-users across a variety of business sectors, focused customer service, and the effectiveness in its back office systems and processes, which allow it to closely manage customers' energy supplies.

NATURAL GAS DISTRIBUTION

On May 25, 2005 the Trust announced its intention to spin-out its Natural Gas Distribution business into a separate publicly traded company, AltaGas Utility Group Inc. The natural gas distribution business consisted of AltaGas' indirect wholly owned subsidiary, AltaGas Utilities, a one-third interest in Inuvik Gas Ltd. and a 24.9 percent interest in Heritage Gas Limited. AltaGas Utilities operates as a provincially regulated natural gas distribution utility in its areas of service in the province of Alberta. Inuvik Gas Ltd. distributes natural gas to the town of Inuvik in the Northwest Territories. Heritage Gas Limited has the distribution franchise to deliver natural gas to six counties in Nova Scotia. Natural gas distribution companies provide natural gas to residential, farm, commercial and industrial users for heating and other purposes. The Natural Gas Distribution segment contributed net revenue of $29.0 million for approximately 46 weeks during the year ended December 31, 2005, which was approximately 10 percent of the Trust's total net revenue before intersegment eliminations.

On November 17, 2005 AltaGas completed the spin-out of its Natural Gas Distribution segment into a separate, publicly traded company, Utility Group. Holders of Trust units and holders of Exchangeable units received one common share of Utility Group for each 13.9592 Trust units or Exchangeable units held on the record date. Fractional shares were not distributed and the number of common shares of Utility Group distributed to each holder of record was rounded down to the next lowest number of common shares. The common shares of Utility Group commenced trading on the TSX at market opening November 17, 2005 under the symbol AUI. At December 31, 2005, AltaGas held 2,184,010 common shares, or 26.7 percent, of Utility Group. Further details on the spin-out are contained in the final prospectus filed by Utility Group on November 4, 2005 and available on SEDAR at www.sedar.com.

CORPORATE INVESTMENTS

AltaGas has resegmented its operating segments and added a Corporate segment in 2005. AltaGas will report the results of its interest in Utility Group in the new Corporate segment along with its investment in Taylor, other corporate investments and related revenues and expenses not directly identifiable with the operating segments. The Corporate segment contributed net revenues of $10.9 million for the year ended December 31, 2005, representing approximately 4 percent of the Trust's total net revenues before intersegment eliminations.

AltaGas makes investments in industry service companies where it considers it to be prudent to do so and which provide an opportunity to enhance AltaGas' existing business activities. At December 31, 2005 AltaGas' investment in public and private entities was $39.5 million. Utility Group and Taylor are accounted for on an equity basis.

AltaGas holds units in Taylor, whose business is the ownership and operatorship of facilities in the midstream sector of the western Canadian natural gas industry. AltaGas' ownership of Taylor was 5,389,985 limited partnership units or approximately 18.9 percent at December 31, 2004. On February 7, 2005, the Trust sold 1.4 million units of its investment in Taylor for net proceeds of $12.8 million and pre-tax gain of $4.8 million. The sale, together with a dilution gain resulting from AltaGas not participating in an equity issuance by Taylor later in the year, reduced AltaGas' ownership in Taylor to 4.0 million limited partnership units, or approximately 9.5 percent.

As discussed in "Natural Gas Distribution", AltaGas held 2,184,010 common shares, or 26.7 percent, of Utility Group on December 31, 2005.

DESCRIPTION OF THE TRUST

The Trust is an unincorporated open-ended investment trust governed by the laws of Alberta and created pursuant to the Declaration of Trust. See "AltaGas Income Trust" and "Declaration of Trust and Description of Units". The Trust's operations and activities are restricted but include among other things: acquiring, investing in, holding, transferring, disposing of and otherwise dealing with securities of whatever nature or kind of, or issued by, Holding Trust, the General Partner, AltaGas Ltd. or any associate or affiliate of any thereof, or of, or issued by, any other corporation, partnership, trust or other person involved, directly or indirectly, in the business of, or the ownership, lease or operation of assets or property in connection with, gathering, processing, transporting, extracting, buying, storing or selling petroleum, natural gas, NGLs or other related products, power or other forms of energy and related businesses and such other investments as the Trustee may determine, and to borrow funds and issue debt securities, directly or indirectly, for that purpose and enter into hedging arrangements in relation thereto; engaging in all activities ancillary or incidental to any of these activities; and undertaking such other activities or taking such actions including investing in securities as shall be approved by the Trustee from time to time, provided that the Trust shall not, in any event, undertake any activity, take any action, or make any investment which would result in the Trust not being considered a "unit trust" or a "mutual fund trust" for purposes of the Tax Act or the Trust units being considered "foreign property" for the purposes of the Tax Act or the Trust itself being liable for any tax under Part XI of the Tax Act.

MANAGEMENT OF THE TRUST

THE TRUSTEE

The Declaration of Trust provides that the assets and affairs of the Trust are subject to the power, control and authority of the Trustee. Computershare Trust Company of Canada is the Trust's Trustee and also acts as transfer agent and registrar for the units of the Trust.

The initial term of the Trustee's appointment is until the third annual meeting of unitholders. The unitholders shall, at that annual meeting of the unitholders, re-appoint, or appoint a successor to the Trustee for an additional three-year term, and thereafter, the unitholders shall reappoint or appoint a successor to the Trustee at the annual meeting of unitholders three years following the reappointment or appointment of the successor to the Trustee.

The Trustee may be removed by notice in writing delivered by AltaGas Ltd. or the General Partner to the Trustee in the event that, at any time: (a) the Trustee no longer qualifies as such; (b) the Trustee is declared bankrupt or insolvent or enters into liquidation, whether compulsory or voluntary, to wind-up its affairs; (c) if the assets of the Trustee, or a substantial part thereof, otherwise become subject to seizure or confiscation; (d) if the Trustee otherwise becomes incapable of performing its responsibilities under the Declaration of Trust; or (e) as a result of a material increase in the fees charged by the Trustee. In such case, the removal is not effective until approved by an ordinary resolution of the unitholders and upon the acceptance or appointment of a successor Trustee. The Trustee may also be removed by ordinary resolution of the unitholders with or without cause.

The Trustee is required to act honestly and in good faith with a view to the best interests of the Trust and in connection therewith to exercise the degree of care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances.

Powers of the Trustee

Without in any way limiting the general power and authority over the assets and affairs of the Trust granted to the Trustee, the Trustee has the specific powers and authorities to do the following or to cause the same to be done, among other things: (a) supervise the activities and manage the investments and conduct the affairs of the Trust; (b) maintain records and provide reports to unitholders; (c) effect payment of distributions to Trust unitholders; (d) invest funds of the Trust; (e) where reasonably required, engage or employ on behalf of the Trust any persons as agents, representatives, administrators, employees or independent contractors in one or more capacities; (f) arrange for the procedures regarding the limitations on non-resident ownership as described under the heading "Declaration of Trust and Description of Units – Limitation on Non-Resident Ownership", (g) except as prohibited by applicable law, delegate any of the powers and duties of the Trustee in relation to the Trust as provided in the Declaration of Trust or otherwise to any one or more agents, representatives, administrators, officers, employees, independent contractors or other persons (including but not limited to the General Partner or AltaGas Ltd.) without liability to the Trustee, except as provided in the Declaration of Trust, and may, from time to time, with the consent of the General Partner, change the administrator of the Trust; (h) enter into or perform the obligations of the Trust under and in respect of any and all agreements to which the Trust becomes a party; and (i) without limit as to amount, issue any type of debt securities or convertible debt securities and borrow money or incur any other form of indebtedness for the purpose of carrying out the purposes of the Trust or for other expenses incurred in connection with the Trust; and exercise all powers which are necessary or useful to carry on the purpose and activities of the Trust, to promote any of the purposes for which the Trust is formed and to carry out the provisions of the Declaration of Trust.

The Trustee has delegated to the General Partner, pursuant to the Delegation Agreement, the power, authority and responsibility of the Trustee in respect of those matters referred to in the Delegation Agreement. See "Management of the Trust - Delegation Agreement". In addition, the Trustee has contracted to AltaGas Ltd. to provide management, administrative and operating support pursuant to the Administration Agreement.

Restrictions on Trustee's Powers

Notwithstanding any of the Trustee's power and authority, the Trustee may not under any circumstances: vote the Holding Trust units, the Trust's securities of the General Partner or, where applicable, the Holding Trust Notes; or vote the Trust's securities of, or permit Holding Trust or the General Partner to vote their interests in, AltaGas LP1 or AltaGas LP2; or AltaGas LP1 to vote its interests in AltaGas LP2; or AltaGas LP2 to vote its securities of AltaGas Ltd., to authorize:

(a) Any sale, lease or other disposition of all or substantially all of the assets of the General Partner, Holding Trust, AltaGas LP1, AltaGas LP2 or AltaGas Ltd., except in conjunction with an internal reorganization or a pledge to secure indebtedness incurred in carrying out the purposes of the Trust;

(b) Any merger, amalgamation, arrangement, reorganization, recapitalization, business combination or similar transaction involving Holding Trust, AltaGas LP1, AltaGas LP2 or AltaGas Ltd., except in conjunction with an internal reorganization;

(c) Any material amendment to the Holding Trust Note Indenture, other than an amendment which is not prejudicial to the Trust;

(d) The winding-up, liquidation or dissolution of the General Partner, Holding Trust, AltaGas Ltd. or (unless all of such limited partnership interests therein are owned directly or indirectly by the Trust) AltaGas LP1 or AltaGas LP2 prior to the end of the term of the Trust; or

(e) Any material amendment to the Holding Declaration of Trust, the AltaGas LP1 limited partnership agreement, the AltaGas LP2 limited partnership agreement, or the articles of the Holding Trust Trustee, the General Partner or AltaGas Ltd., in a manner prejudicial to the Trust,

without the approval of the unitholders by special resolution at a meeting of unitholders called for that purpose. In addition, except as part of an internal reorganization of the direct or indirect assets of the Trust as a result of which the Trust has the same interest, whether direct or indirect, in the assets as the interest, whether direct or indirect, that it had prior to the reorganization, the Trustee has no power to:

(a) Sell or otherwise dispose of any securities of the General Partner, Holding Trust units or Holding Trust Notes, except pursuant to a pledge pursuant to the Declaration of Trust or an in specie redemption; or

(b) Sell all or substantially all of the Trust's assets or cause Holding Trust to sell all or substantially all of its assets, or cause Holding Trust to cause any subsidiary thereof to sell all or substantially all of the direct or indirect assets of the Trust, in each case in a single transaction or a series of related transactions, without the approval of the unitholders by special resolution.

Compensation of the Trustee

The Trustee shall be paid by the Trust such fees as may be agreed upon in writing from time to time by the General Partner and the Trustee, and if any such fees are not paid by the Trust within 30 days of the date of any invoice in respect thereof, the Trustee shall be entitled to have such fees paid out of the Trust's assets. As part of the expenses of the Trust, the Trustee may pay or cause to be paid all reasonable fees, costs and expenses incurred in connection with the discharge of any of the duties in the Declaration of Trust, including, without limitation, fees, costs and expenses of AltaGas Ltd. pursuant to the Administration Agreement, auditors, accountants, lawyers, appraisers and other agents, consultants, professional advisors employed by or on behalf of the Trust and the cost of reporting or giving notices to unitholders, including remuneration of the Trustee for services rendered to the Trust in any other capacity (including as transfer agent or Depository).

Liability of Trustee

Except in the event of a breach of the standard of care, diligence and skill required of the Trustee, the Trustee shall not be liable to any unitholder for any action taken in good faith in reliance on any documents that are, prima facie, properly executed; for any depreciation of, or loss to, the Trust incurred by reason of the sale of any security; for the loss or disposition of monies or securities; or for any other action or failure to act including, without limitation, the failure to compel in any way any former trustee to redress any breach of trust or any failure by Holding Trust to perform obligations or pay monies owed to the Trust. If the Trustee has retained an appropriate expert or advisor with respect to any matter connected with its duties under the Declaration of Trust, the Trustee may act or refuse to act based on the advice of such expert or advisor and, notwithstanding any provision of the Declaration of Trust, including, without limitation, the standard of care, diligence and skill required of the Trust, the Trustee shall not be liable for any action or refusal to act based on the advice of any such expert or advisor which it is reasonable to conclude is within the expertise of such expert or advisor to give.

Subject to the standard of care required of the Trustee, neither the Trustee nor any officer, director, employee or agent thereof shall be subject to any liability whatsoever in tort, contract or otherwise, in connection with the Trust assets or the affairs of the Trust, including, without limitation, in respect of any loss or diminution in value of any Trust assets to the Trust or to the unitholders or to any other person for anything done or permitted to be done by the Trustee. The Trustee shall not be subject to any personal liability for any debts, liabilities, obligations, claims, demands, judgments, costs, charges or expenses against or with respect to the Trust arising out of anything done or permitted or omitted to be done in respect of the execution of the duties of the office of Trustee for or in respect of the affairs of the Trust. No property or assets of the Trustee, owned in its personal capacity or otherwise, will be subject to any levy, execution or other enforcement procedure with regard to any obligations under the Declaration of Trust or under any other related agreements. No recourse may be had or taken, directly or indirectly, against the Trustee in its personal capacity. The Trust shall be solely liable therefore and resort shall be had solely to the Trust assets for payment or performance thereof.

DELEGATION AGREEMENT

Pursuant to the Declaration of Trust and the Delegation Agreement the Trustee is authorized to, and may, delegate to the General Partner the power, authority and responsibility to make all decisions required to be made by the Trustee from time to time in relation to the Trust including, without limitation the power, authority and responsibility for any and all matters referred to in the Delegation Agreement.

Pursuant to the terms of the Delegation Agreement, the Trustee has delegated to the General Partner the responsibility for:

(a) Undertaking responsibility to make all determinations, and take, or cause to be taken, all such actions as relate to the determination of distributions (including the designation of any capital gain) to Trust unitholders and including, without limitation, the determination from time to time of the record dates for, and payment dates of, such distributions;

(b) Undertaking responsibility to make all determinations, and take, or cause to be taken, all such actions as relate to the redemption of Trust units;

(c) Undertaking responsibility to make all determinations, and take, or cause to be taken, all such actions as relate to ensuring compliance with the restrictions contained in the Declaration of Trust with respect to non-resident ownership of Trust units;

(d) Undertaking responsibility to make all determinations, and take, or cause to be taken, all such actions as relate to all matters related to the direct or indirect acquisition of Trust assets by the Trust and the negotiation of agreements in respect thereof;

(e) Undertaking responsibility to make all determinations, and take, or cause to be taken, all such actions as relate to all matters related to any offering of Trust units or other securities of the Trust including:

    (i) The listing and maintaining of the listing on the TSX of the Trust units;

    (ii) The filing of documents or obtaining of permission from any governmental authority or the taking of any other step under federal or provincial law to enable securities which a unitholder is entitled to receive to be properly and legally delivered and thereafter traded;

    (iii) Ensuring compliance with all applicable laws;

    (iv) The content of any offering documents, the accuracy of the disclosure contained therein, and the certification thereof;

    (v) All matters concerning the terms of the sale or issuance of Trust units or rights to Trust units including without limitation all matters concerning any underwriting agreement;

(f) Undertaking responsibility to make all directions and approve the negotiation and securing of bank financing or refinancing of one or more credit or debt facilities, hedging or swap facilities or other ancillary facilities in respect of the Trust or any entity in which the Trust holds any direct or indirect interest;

(g) Approving on behalf of the Trust the annual audited and interim unaudited financial statements of the Trust, as well as relevant tax information;

(h) Approving on behalf of the Trust all information to which unitholders are entitled under the Declaration of Trust and under applicable laws, including information or proxy circulars, annual information forms, prospectuses, quarterly and annual reports, notices, financial reports and tax information relating to the Trust;

(i) Undertaking responsibility to make all determinations, and take, or cause to be taken, all such actions as relate to any and all proceedings from time to time before or in respect of governmental authorities on behalf of the Trust;

(j) Approving on behalf of the Trust, any prospectus or comparable documents of the Trust to qualify the sale of securities of the Trust from time to time;

(k) Undertaking and performing, by and through the audit committee of the Board of Directors, all acts and making all decisions and doing all other things, for, on behalf or in relation to the Trust, as is required by applicable law or desirable of an audit committee of the Trust;

(l) Undertaking and performing, by and through committees of the Board of Directors, all acts and making all decisions and doing all other things, for, on behalf of or in relation to the Trust, as is required by applicable law or desirable of the applicable committee of the governing body of the Trust;

(m) Undertaking responsibility to make all decisions and take, or cause to be taken, all such actions relating to all matters pertaining to the Trust in respect of which the administrator has a conflict of interest;

(n) Determining the timing and terms of any offer by the Trust for, and repurchase by the Trust of, previously issued Trust units;

(o) Determining whether to make any amendments to the Declaration of Trust, as in the opinion of the Board of Directors may be necessary or appropriate, in order to provide unitholders with the benefit of any legislation limiting their liability (including, if appropriate, amendments to effect a change in the situs of the Trust or the laws governing the Trust); and

(p) Undertaking all matters in connection with any take-over bid, merger, amalgamation, arrangement, reorganization, recapitalization, purchase or repurchase of any securities or assets of any person, any business combination, or any other similar transaction involving the Trust (the foregoing individually referred to as a Transaction and collectively as the Transactions), including, without limiting the generality of the foregoing, the right, power and authority to:

    (i) Establish, implement and amend (when and as required, once established) any unitholder rights plan as the General Partner may determine to be desirable for the Trust to establish;

    (ii) Issue news releases and ensure compliance by the Trust with its continuous disclosure obligations under all applicable securities legislation;

    (iii) Provide, or arrange for the provision of, investor relations services to the Trust;

    (iv) Approve, prepare or cause to be prepared, and send or cause to be sent to unitholders, any circular or other disclosure documents (and all amendments thereto) required under applicable securities legislation in response to any offer for the Trust units; and

    (v) Call and hold, as well as prepare or cause to be prepared all materials (including notices of meetings and information circulars) in respect of all special meetings of unitholders required in connection with any Transaction;

(q) Making all determinations, enter all agreements, prepare all documents and take all other actions with respect to any Transaction which the General Partner may determine to be necessary, expedient, desirable or advisable for the best interests of the Trust and its unitholders, and so as to comply with all applicable laws; and

(r) Doing all such other acts and things whatsoever as may be incidental to or required in connection with the foregoing.

The Delegation Agreement will continue in full force and effect until such time as the first of the following occurs: (a) the Trust or the General Partner terminates the Delegation Agreement by notice to the other parties to the Delegation Agreement, with termination to become effective 30 days after the receipt of such notice by the last of the parties; (b) the parties mutually agree in writing to terminate the Delegation Agreement; or (c) the Trust is terminated pursuant to the Declaration of Trust.

EXPENSES

Pursuant to the Delegation Agreement, generally, all costs, charges and expenses reasonably incurred by the General Partner and the Board of Directors in carrying out the General Partner's obligations and duties under the Delegation Agreement in connection with the provision and performance of the services delegated thereunder (including, without limitation, salary, wages, and other forms of compensation paid to employees engaged in rendering the services to be provided thereunder and/or management fees paid to management entities which might be engaged to provide such services) shall be payable by the Trust out of the Trust's assets.

Pursuant to the Administration Agreement, AltaGas Ltd. is reimbursed by each of the Trust, Holding Trust, AltaGas LP1, AltaGas LP2 and the General Partner, without duplication, for such of the expenses (including, without limitation, salary, wages and other forms of compensation paid to employees engaged in rendering services under the Administration Agreement, and out-of-pocket expenses) incurred by AltaGas Ltd. as are, in the opinion of AltaGas Ltd., acting reasonably, reasonably allocable respectively thereto.

AltaGas Ltd. as administrator calculates the expenses and allocation thereof for each month and periodically invoices each of the Trust, Holding Trust, AltaGas LP1, AltaGas LP2 and the General Partner, without duplication, in respect thereof by setting out the details of the services provided by AltaGas Ltd. and the expenses and taxes incurred by AltaGas Ltd. in connection therewith. Such amounts shall be payable by each of the Trust, Holding Trust, AltaGas LP1, AltaGas LP2 and the General Partner, without duplication, not later than 30 days after such month. Notwithstanding the foregoing, each of the Trust, Holding Trust, AltaGas LP1, AltaGas LP2 and the General Partner, without duplication, shall have the right from time to time on written notice to AltaGas Ltd. to assign the obligation to reimburse AltaGas Ltd., whereupon the assignee shall be responsible for such reimbursements until further notice and shall be invoiced for such.

Notwithstanding the foregoing, in respect of expenses allocable to the Trust, Holding Trust, AltaGas LP1, AltaGas LP2 or the General Partner that are not, in accordance with the Tax Act properly deductible against the respective income in the fiscal year in which the expense is incurred, AltaGas Ltd. has agreed to waive reimbursement in that fiscal year of that portion of the expense which is not deductible in that fiscal year and to provide AltaGas LP2 (or, if AltaGas LP2 has been wound-up or otherwise no longer exists, AltaGas LP1) with the funds necessary to pay the non-deductible portion of the expenses of the Trust, Holding Trust, AltaGas LP1, AltaGas LP2 or the General Partner by repayment of loan, return of capital or otherwise. AltaGas LP2 (or, if AltaGas LP2 has been wound-up or otherwise no longer exists, AltaGas LP1) will lend an amount equal to that non-deductible portion to the applicable entity. The amount loaned will be non-interest bearing and repayable at the end of the first calendar quarter of each subsequent fiscal year of that entity as to the amount then deductible in accordance with the Tax Act in such fiscal year, until fully repaid.

ADMINISTRATION AGREEMENT

Except as otherwise provided in the Declaration of Trust or as expressly prohibited by applicable law, the Trustee has the power to grant or delegate to an administrator such authority as the Trustee may in its sole discretion deem necessary or desirable to effect the actual administration of the duties of the Trustee under the Declaration of Trust, without regard to whether such authority is normally granted or delegated by trustees. The Trustee may grant broad discretion to such administrator to administer and manage the day-to-day operations of the Trust, to act as agent for the Trust, to execute documents on behalf of the Trust and to make decisions which conform to general policies and general principles set forth in the Declaration of Trust or established by the Trustee. Pursuant to that authority, AltaGas Ltd. has been given the powers and duties expressly provided for in the Declaration of Trust and in the Administration Agreement, including the power to further delegate administration of the Trust.

Generally, AltaGas Ltd. provides administrative and support services to, and is responsible for the management and general administration of, the affairs of the Trust, and pursuant to the Administration Agreement:

(a) Undertakes any matters required by the terms of the Declaration of Trust to be performed by the Trustee, which are not otherwise delegated therein, pursuant to the Delegation Agreement or the Administration Agreement and generally provides all other services as may be necessary or as requested by the Trustee for the administration of the Trust;

(b) Prepares all returns, filings and documents and makes all determinations necessary for the discharge of the Trustee's obligations under the Declaration of Trust;

(c) Retains and monitors, on behalf of the Trustee, the transfer agent and other organizations serving the Trust;

(d) On behalf of the Trust , authorizes and pays operation expenses incurred on behalf of the Trust and negotiates contracts with third party providers of services (including, but not limited to, transfer agents, legal counsel, auditors and printers);

(e) Provides office space, telephone, office equipment, facilities, supplies and executive, secretarial and clerical services;

(f) Subject to the direction and approval of the General Partner, deals with banks and other institutional lenders, including in respect of the maintenance of bank records and the negotiation and securing of bank financing or refinancing of one or more credit or debt facilities, hedging or swap facilities or other ancillary facilities in respect of the Trust or any entity in which the Trust holds any direct or indirect interest;

(g) Subject to the approval of the General Partner, prepares and provides to the unitholders annual audited and interim unaudited financial statements of the Trust, as well as relevant tax information;

(h) Submits all income tax returns and filings to the Trustee in sufficient time prior to the dates upon which they must be filed so that the Trustee has a reasonable opportunity to review them, execute them and return them to AltaGas Ltd., and arranges for their filing within the time required by applicable tax law;

(i) Subject to the approval of the General Partner, computes, determines and makes on the Trust's behalf distributions to Trust unitholders of distributions properly payable by the Trust and administers on behalf of the Trust such distribution reinvestment plans and other similar plans as the Trust may establish from time to time;

(j) Ensures compliance by the Trust with, and enforces all rights of the Trust under, all agreements entered into by the Trust, including the Support Agreement among the Trust, Holding Trust, AltaGas LP1, AltaGas LP2 and AltaGas Services and the Voting and Exchange Trust Agreement;

(k) Ensures compliance by the Trust with all applicable securities legislation including without limitation, continuous disclosure obligations;

(l) Subject to the approval of the General Partner, prepares on behalf of the Trust any circular or other disclosure document required under applicable securities legislation with respect to an offer to acquire securities of another person or in response to an offer to purchase Trust units;

(m) Provides investor relations services to the Trust;

(n) Calls and holds all annual and/or special meetings of unitholders pursuant to the Declaration of Trust and subject to the approval of the General Partner, prepares and arranges for the distribution of all materials (including notices of meetings and information circulars) in respect thereof;

(o) Subject to the approval of the General Partner, prepares and provides or causes to be provided to unitholders on a timely basis all information to which unitholders are entitled under the Declaration of Trust and under applicable laws, including information or proxy circulars, annual information forms, prospectuses, quarterly and annual reports, notices, financial reports and tax information relating to the Trust;

(p) Takes all steps necessary to complete the issuance of securities of the Trust as directed by the General Partner;

(q) Attends to all administrative and other matters arising in connection with any redemptions of Trust units;

(r) Obtains and maintains appropriate liability insurance for the benefit of the directors and officers of the Holding Trust Trustee, the General Partner and AltaGas Ltd. and its subsidiaries;

(s) Ensures that the Trust elects in the prescribed manner and within the prescribed time under subsection 132(6.1) of the Tax Act to be a "mutual fund trust" within the meaning of that act since inception, and assuming the requirements for such election are met, monitors on behalf of the General Partner the Trust's status as such a mutual fund trust and provides the Trustee and the General Partner with written notice when the Trust ceases or is at risk of ceasing to be such a mutual fund trust;

(t) Monitor the investments of the Trust to ensure that the aggregate cost amount of the "foreign property" of the Trust does not exceed the limits prescribed in the Tax Act, the result of which would be to expose the Trust to Part XI tax under such act;

(u) Under the direction of the General Partner, undertakes, manages and prosecutes any and all proceedings from time to time before or in respect of governmental authorities on behalf of the Trust;

(v) Subject to the approval of the General Partner, prepares any prospectus or comparable documents of the Trust to qualify the sale of securities of the Trust from time to time; and

(w) Promptly notifies the Trust of any event that might reasonably be expected to have a material adverse effect on the affairs of the Trust.

AltaGas Ltd. provides similar administrative services to the foregoing to each of Holding Trust, the General Partner, AltaGas LP1 and AltaGas LP2 pursuant to the Administration Agreement, modified as necessary to take into account the nature of the entity and the terms, conditions and limitations of the Holding Declaration of Trust, the constating documents of the General Partner, AltaGas LP1 Limited Partnership Agreement and AltaGas LP2 Limited Partnership Agreement, respectively.

In the conduct of its duties pursuant to the Administration Agreement, AltaGas Ltd. has full right, power and authority to execute and deliver all contracts, leases, licenses and other documents and agreements, to make applications and filings with governmental authorities and take such other actions as it considers appropriate in connection with the business of the Trust, Holding Trust, the General Partner, AltaGas LP1 and AltaGas LP2, respectively.

AltaGas Ltd. must exercise the powers and discharge the duties conferred under the Administration Agreement honestly, in good faith and in the best interests of the Trust, Holding Trust, the General Partner, AltaGas LP1 and AltaGas LP2 and exercise the degree of care, diligence and skill that a reasonably prudent administrator in Canada having responsibilities of a similar nature would exercise in comparable circumstances.

DECLARATION OF TRUST AND DESCRIPTION OF UNITS

The following is a summary which does not purport to be complete of the material attributes and characteristics of the Trust units and special voting units and certain provisions of the Declaration of Trust. Reference is made to the Declaration of Trust for the full text of its provisions and a complete description of the Trust units and special voting units.

TRUST UNITS

An unlimited number of Trust units may be created and issued pursuant to the Declaration of Trust. Each Trust unit entitles the holder thereof to one vote at any meeting of the unitholders or in respect of any written resolution of unitholders and represents an equal undivided beneficial interest in any distribution from the Trust (whether of income, net realized capital gains or other amounts) and in any net assets of the Trust in the event of termination or winding-up of the Trust. All Trust units shall rank among themselves equally and rateably without discrimination, preference or priority, whatever may be the actual date or terms of issue thereof. Each Trust unit is transferable, is not subject to any conversion or pre-emptive rights and entitles the holder thereof to require the Trust to redeem any or all of the Trust units held by such holder. See "Declaration of Trust and Description of Units – Trust Unit Redemption Right".

SPECIAL VOTING UNITS

The Declaration of Trust allows for the creation of special voting units which enables the Trust to provide voting rights to holders of exchangeable securities. A Special Voting Unit was issued pursuant to the Arrangement to enable the holders of Exchangeable units issued by AltaGas LP1 and AltaGas LP2 to vote at meetings of unitholders. The Special Voting Unit created and issued pursuant to the Arrangement was issued to the Voting and Exchange Trustee. The holder of a special voting unit, including in respect of the Special Voting Unit, the Voting and Exchange Trustee, is not entitled to any interest or share in the distributions or net assets of the Trust and is only entitled to such number of votes at meetings of unitholders as is equal to the number of Trust units into which the exchangeable securities to which such special voting unit relates are exchangeable or convertible.

Under the terms of the Voting and Exchange Trust Agreement, the Trust has issued the Special Voting Unit to the Voting and Exchange Trustee for the benefit of every person who received Exchangeable units pursuant to the Arrangement. The Voting and Exchange Trustee is obligated to vote the Special Voting Unit at meetings of unitholders pursuant to the instructions of the holders of Exchangeable units. However, if no instructions are provided by the holders of Exchangeable units, the votes associated therewith in the Special Voting Unit will be withheld from voting.

The special voting units will be subject to such other rights and limitations as may be determined by the Trustee at the time of issuance of the special voting unit. The Declaration of Trust provides that upon the exchange of Exchangeable units for Trust units, the entitlement to vote pursuant to the Special Voting Unit will be eliminated in respect of those Exchangeable units.

EXCHANGEABLE UNITS

AltaGas LP1 is authorized to issue an unlimited number of AltaGas LP1 B units. Similarly, AltaGas LP2 is authorized to issue an unlimited number of AltaGas LP2 B units. AltaGas LP1 and AltaGas LP2 issued AltaGas LP1 B units and AltaGas LP2 B units, respectively, to eligible AltaGas Services' securityholders in consideration for their common shares in the capital of AltaGas Services pursuant to the Arrangement.

Each Exchangeable unit is exchangeable for a Trust unit on a one-for-one basis at any time at the option of the holder, entitles the holder thereof to receive non-interest bearing loans from AltaGas LP1 or AltaGas LP 2, as the case may be, in an amount in cash equal to the cash distributions made by the Trust on a Trust unit, entitles the holder thereof to direct the Voting and Exchange Trustee to vote the Special Voting Unit at all meetings of unitholders, entitles the holder thereof to vote separately as a class in respect of proposals to add to, change or remove any right, privilege, restriction or condition attaching to the Exchangeable units or in respect of any other amendment to the applicable limited partnership agreement which will have an adverse impact on the holders of such Exchangeable units, will not be transferable except to eligible transferees, and AltaGas LP1 or AltaGas LP2, as the case may be, will be entitled to acquire all of the Exchangeable units in exchange for Trust units in certain specified circumstances, including there being outstanding fewer than 750,000 AltaGas LP1 B units or 1,000,000 AltaGas LP2 B units or in the event of certain transactions which may involve a change of control of the Trust.

ISSUANCE OF UNITS

The Declaration of Trust provides that Trust units, including exchangeable securities, rights, warrants, options or other securities convertible into or exchangeable for Trust units, may be created, issued, sold and delivered on such terms and conditions and at such times as the Trustee may determine. The Declaration of Trust also provides that the Trustee may authorize the creation and issuance of any type of debt securities or convertible debt securities of the Trust from time to time on such terms and conditions to such persons and for such consideration as the Trustee may determine.

DISTRIBUTIONS

Pursuant to the Declaration of Trust, the Trust is required to make cash distributions to unitholders each calendar month (or such other periods as may be determined by the Trustee) of all or any part of the Cash Flow of the Trust. Cash received by the Trust from its subsidiaries will be managed by the General Partner, giving consideration to the consolidated net income of the Trust, the consolidated growth and maintenance capital requirements of the Trust, the consolidated debt repayment requirements of the Trust and other factors. The intent of the General Partner is to maximize the cash received by the Trust from its subsidiaries giving consideration to these various factors.

Distributions in respect of a month will be paid to unitholders of record as at the close of business on each determined distribution record date. The distribution for any month will be paid on the determined distribution payment date. In addition, the Declaration of Trust provides that, if necessary, on December 31st of each year, the Trust will distribute an additional amount such that the Trust will not be liable for ordinary income taxes for such year.

PURCHASE OF UNITS

The Trust may from time to time purchase for cancellation some or all of the Trust units (or other securities of the Trust which may be issued and outstanding from time to time) in the market, by private agreement or upon any recognized stock exchange on which such Trust units are traded or pursuant to tenders received by the Trust upon request for tenders addressed to all holders of record of Trust units, provided in each case that the Trustee has determined that such purchases are in the best interests of the Trust. Any such purchases may constitute an "issuer bid" under Canadian provincial securities legislation and must be conducted in accordance with the applicable requirements thereof. A unitholder will not have the right at any time to require the Trust to purchase such unitholder's Trust units.

TRUST UNIT REDEMPTION RIGHT

Trust units are redeemable at any time on demand by the holders thereof upon delivery to the Trust of a duly completed and properly executed notice requesting the Trust to redeem Trust units. Upon receipt of the notice to redeem Trust units by the Trust, the holder thereof shall thereafter cease to have any rights with respect to the Trust units tendered for redemption (other than to receive the redemption payment therefor unless the redemption payment is not made as required) including the right to receive any distributions thereon which are declared payable on a date subsequent to the day of receipt by the Trust of the notice requesting redemption.

Cash Redemption

Upon receipt by the Trust of the notice to redeem Trust units, the tendering unitholder will thereafter be entitled to receive the Market Redemption Price, which is equal to the lesser of: (a) 90 percent of the Market Price per Trust unit on the principal stock exchange on which the Trust units are listed (or, if the Trust units are not listed on any such exchange, on the principal market on which the Trust units are quoted for trading) during the period of the last 10 trading days immediately prior to the date on which the Trust units were tendered for redemption; and (b) 100 percent of the Closing Market Price on the principal stock exchange on which the Trust units are listed (or, if the Trust units are not listed on any such exchange, on the principal market on which the Trust units are quoted for trading) on the date that the Trust units were tendered for redemption.
The aggregate Market Redemption Price payable by the Trust in respect of the Trust units surrendered for redemption during any calendar month shall be satisfied by way of a cash payment within five business days after the end of the calendar month in which the Trust units were tendered for redemption.

Trust unitholders will not receive cash upon the redemption of their Trust units if:

(a) The total amount payable by the Trust in respect of such Trust units and all other Trust units tendered for redemption in the same calendar month exceeds $50,000; provided that the Trustee may, in its sole discretion, waive such limitation in respect of all Trust units tendered for redemption in any calendar month. If this limitation is not so waived, the Trust units tendered for redemption in such calendar month shall be redeemed for cash based on the Market Redemption Price and, unless any applicable regulatory approvals are required, by a distribution in specie of the Trust's assets, based on the in specie Redemption Price (as defined below), which may include Series 3 Notes issued by Holding Trust (Series 3 Notes) or other assets held by the Trust, on a pro rata basis. See "Holding Trust – Holding Trust Notes";

(b) At the time such Trust units are tendered for redemption, the outstanding Trust units are not listed for trading on the TSX or traded or quoted on any stock exchange or market which the Trustee considers, in its sole opinion, provides representative fair market value prices for the Trust units;

(c) The normal trading of the Trust units is suspended or halted on any stock exchange on which the Trust units are listed for trading or, if not so listed, on any market on which the Trust units are quoted for trading, on the date that such Trust units tendered for redemption were tendered to the Trust for redemption or for more than five trading days during the 10-day trading period prior to the date on which such Trust units were tendered for redemption; or

(d) The redemption of Trust units will result in the delisting of the Trust units on the principal stock exchange on which the Trust units are listed.

In Specie Redemption

If a cash redemption is not available for Trust units tendered for redemption by a unitholder, then such unitholder will, instead of the Market Redemption Price per Trust unit, be entitled to receive a price per Trust unit (the in specie Redemption Price) equal to the fair market value of a Trust unit as determined by the Trustee in its sole discretion. The in specie Redemption Price will, subject to all necessary regulatory approvals, be paid and satisfied by way of a distribution in specie of Trust assets, which may include Series 3 Notes or other assets held by the Trust (other than Holding Trust units), as determined in the sole discretion of the Trustee.

The aggregate in specie Market Redemption Price payable by the Trust in respect of the Trust units surrendered for redemption during any calendar month shall be paid by the transfer, to or to the order of the Trust unitholder who exercised the right of redemption, within five business days after the end of the calendar month in which the Trust units were tendered for redemption, of Trust assets.

It is anticipated that this redemption right will not be the primary mechanism for holders of Trust units to dispose of their Trust units. Series 3 Notes which may be distributed in specie to Trust unitholders in connection with a redemption will not be listed on any stock exchange and no market is expected to develop in such Series 3 Notes. Series 3 Notes will not be qualified investments for trusts governed by registered retirement savings plans, registered retirement income funds, deferred profit sharing plans and registered education savings plans.

MEETINGS OF UNITHOLDERS

The Declaration of Trust provides that meetings of unitholders must be called and held for, among other matters, the election of the Board of Directors, the appointment or removal of the auditors of the Trust, the approval of amendments to the Declaration of Trust (except as described under "Declaration of Trust and Description of Units - Amendments to the Declaration of Trust"), the sale of all or substantially all of the Trust's assets, the dissolution or termination of the Trust and the appointment or removal of the Holding Trust Trustee. Meetings of unitholders will be called and held annually for, among other things, the election of the Board of Directors and the appointment of the auditors of the Trust.

A meeting of unitholders may be convened at any time and for any purpose by the Trustee and must be convened, except in certain circumstances, if requisitioned by the holders of not less than five percent of all votes entitled to be voted at a meeting of unitholders (including the votes attached to Exchangeable units by virtue of the Special Voting Unit) by a written requisition. A requisition must, among other things, state in reasonable detail the business purpose for which the meeting is to be called.

Subject to the Voting and Exchange Trust Agreement, only unitholders of record may attend and vote at all meetings of unitholders either in person or by proxy and a proxyholder need not be a unitholder. Two persons present in person or represented by proxy and representing in the aggregate at least five percent of the votes attaching to all outstanding Trust units and the Special Voting Unit shall constitute a quorum for the transaction of business at all such meetings. For the purposes of determining such quorum, the Special Voting Unit shall be regarded as representing outstanding Trust units equivalent in number to the number of Exchangeable units represented by proxy by the Voting and Exchange Trustee at such meeting.

The Declaration of Trust contains provisions as to the notice required and other procedures with respect to the calling and holding of meetings of unitholders in accordance with the requirements of applicable laws.

LIMITATION ON NON-RESIDENT OWNERSHIP

In order to ensure that the Trust qualifies as a "mutual fund trust" under the Tax Act, the Declaration of Trust provides, in part, that:

(a) The General Partner shall: (i) prior to the consummation of any transaction involving the acquisition by the Trust of any properties or assets other than securities of the General Partner or Holding Trust; (ii) prior to any material modification to the Trust other than as contemplated by (i); (iii) promptly following any proposed amendment to paragraph 132(7)(a) of the Tax Act or the publication of any administrative bulletin or other notice of interpretation relating to the interpretation or application of such section; or (iv) otherwise at any time when requested by the Trustee, obtain an opinion of counsel confirming whether the Trust is, at the date thereof and following such transaction or event (which in the case of (iii) shall mean the coming into effect of the amendment or change of interpretation), entitled to rely on paragraph

132(7)(a) of the Tax Act (or any successor provision thereto) for purposes of qualifying as a "mutual fund trust" under the Tax Act;

(b) If at any time the Board of Directors determines, in its sole discretion, or becomes aware, pursuant to (a) above or otherwise, that the Trust's ability to continue to rely on paragraph 132(7)(a) of the Tax Act (or any successor provision thereto) for purposes of qualifying as a "mutual fund trust" thereunder is in jeopardy, then forthwith after such determination:

(i) The Trust shall not be maintained primarily for the benefit of non-residents and it shall be the sole responsibility of the General Partner to monitor the holdings by non-residents; and

(ii) The General Partner shall take such steps as are necessary or desirable to ensure that the Trust is not maintained primarily for the benefit of non-residents;

(c) The General Partner may, at any time and from time to time, in its sole discretion, request that the Trustee make reasonable efforts, as practicable in the circumstances, to obtain declarations as to beneficial ownership of Trust units, perform residency searches of Trust unitholders and holders of Exchangeable units and beneficial Trust unitholders and holders of Exchangeable units mailing address lists and take such other steps specified by the General Partner, at the cost of the Trust, to determine or estimate as best possible the residence of the beneficial owners of Trust units; and

(d) If at any time the Board of Directors, in its sole discretion, determines that it is in the best interest of the Trust, the General Partner, notwithstanding the ability of the Trust to continue to rely on subsection 132(7)(a) of the Tax Act for the purpose of qualifying as a "mutual fund trust" under the Tax Act or otherwise, may:

(i) Require the Trustee to refuse to accept a subscription for Trust units from, or issue or register a transfer of Trust units to, a person unless the person provides a declaration to the Trust that the Trust units to be issued or transferred to such person will not when issued or transferred be beneficially owned by a non-resident;

(ii) To the extent practicable in the circumstances, send a notice to registered holders of Trust units which are beneficially owned by non-residents, chosen in inverse order to the order of acquisition or registration of such Trust units beneficially owned by non-residents or in such other manner as the General Partner may consider equitable and practicable, requiring them to sell their Trust units which are beneficially owned by non-residents or a specified portion thereof within a specified period of not less than 60 days. If the Trust unitholders receiving such notice have not sold the specified number of such Trust units or provided the General Partner with satisfactory evidence that such Trust units are not beneficially owned by non-residents within such period, the General Partner may, on behalf of such registered Trust unitholders, sell such Trust units and, in the interim, suspend the voting and distribution rights attached to such Trust units and make any distribution in respect of such Trust units by depositing such amount in a separate bank account in a Canadian chartered bank (net of any applicable taxes). Any sale shall be made on any stock exchange on which the Trust units are then listed and, upon such sale, the affected holders shall cease to be holders of Trust units so deposited of and their rights shall be limited to receiving the net proceeds of sale, and any distribution in respect thereof deposited as aforesaid, net of applicable taxes and costs of sale, upon surrender of the Trust Certificates representing such Trust units;

(iii) Delist the Trust units from non-Canadian stock exchanges; and/or

(iv) Take such other actions as the Board of Directors determines, in its sole discretion, are appropriate in the circumstances that will reduce or limit the number of Trust units held by non-resident Trust unitholders to ensure that the Trust is not maintained primarily for the benefit of non-residents.

AMENDMENTS TO THE DECLARATION OF TRUST

The Trustee may, without the consent, approval or ratification of any of the unitholders, amend the Declaration of Trust at any time:

(a) For the purpose of ensuring the Trust's continuing compliance with applicable laws, regulations or policies of any governmental authority having jurisdiction over the Trustee or the Trust;

(b) In a manner which, in the opinion of the Trustee, provide additional protection for the unitholders;

(c) In a manner which, in the opinion of the Trustee, is necessary or desirable as a result of changes in Canadian tax laws;

(d) To remove any conflicts or inconsistencies in the Declaration of Trust or to make minor corrections which are, in the opinion of the Trustee, necessary or desirable and not prejudicial to the unitholders; or

(e) To change the *situs* of, or the laws governing, the Trust which, in the opinion of the Trustee is desirable in order to provide unitholders with the benefit of any legislation limiting their liability.

TERM OF THE TRUST

The unitholders may vote by special resolution to terminate the Trust at any meeting of the unitholders duly called for that purpose, following which the Trustee shall commence to wind-up the affairs of the Trust (and shall thereafter be restricted to only such activities).

Unless the Trust is earlier terminated or extended by vote of the unitholders, the Trustee shall commence to wind-up the affairs of the Trust on such date as may be determined by the Trustee, being not more than two years prior to the earlier of March 24, 2104 and the date which is one day prior to the date, if any, the Trust would otherwise be void by virtue of any applicable rule against perpetuities then in force in Alberta. In the event that the Trust is wound-up, the Trustee will sell and convert into money the assets of the Trust in one transaction or in a series of transactions at public or private sales and do all other acts appropriate to liquidate the property of the Trust, and shall in all respects act in accordance with the directions, if any, of the unitholders (in respect of termination authorized pursuant to a special resolution). After paying, retiring or discharging or making provision for the payment, retirement or discharge of all known liabilities and obligations of the Trust and providing for indemnity against any other outstanding liabilities and obligations, the Trustee shall, subject to obtaining all necessary regulatory approvals, distribute the remaining part of the proceeds of the sale of the assets together with any cash forming part of Trust's assets pro rata among the unitholders.

TAKE-OVER BIDS

The Declaration of Trust contains provisions to the effect that if a take-over bid, as defined under the *Securities Act* (Alberta), is made for the Trust units and not less than 90 percent of the Trust units (including Trust units issuable upon the conversion, exercise or exchange of any securities exchangeable into Trust units but not including any Trust units held at the date of the take-over bid by or on behalf of, or issuable to, the offeror or an affiliate or associate of the offeror) are taken up and paid for by the offeror, the offeror will be entitled to acquire the Trust units and exchangeable securities held by unitholders who did not accept the take-over bid on the terms offered by the offeror.

HOLDING TRUST

The Holding Declaration of Trust contains provisions substantially similar to those of the Declaration of Trust relating to the Trust. The principal differences between the Holding Declaration of Trust and the Declaration of Trust for the Trust are those described below. The description below is a summary only and is qualified in its entirety by reference to the text of the Holding Declaration of Trust and the Declaration of Trust.

GENERAL

Holding Trust is an unincorporated investment trust established under the laws of Alberta pursuant to the Holding Declaration of Trust. Its activities are restricted but include specifically, among other things: acquiring, investing in, holding, transferring, disposing of and otherwise dealing with securities of whatever nature or kind of, or issued by, AltaGas LP1, AltaGas LP2, AltaGas Ltd. or any associate or affiliate of any thereof, or of, or issued by, any other corporation, partnership, trust or other person involved, directly or indirectly, in the business of, or the ownership, lease or operation of assets or property in connection with, gathering, processing, extracting, transporting, buying, storing or selling of petroleum, natural gas, natural gas liquids, and other related products, power or other forms of energy, and related businesses, and such other investments as the Holding Trust Trustee may determine, and borrowing funds and issuing debt securities for such purposes and entering into hedging arrangements in relation thereto; and engaging in all activities ancillary or incidental to any of the foregoing activities and undertaking such other activities or taking such actions including investing in securities as shall be approved by the Holding Trust Trustee from time to time.

As at the date of this Annual Information Form, Holding Trust does not intend to hold securities of any entities other than AltaGas LP1.

RESTRICTIONS ON HOLDING TRUST TRUSTEE'S POWERS

Notwithstanding any of the Holding Trust Trustee's power and authority, the Holding Trust Trustee may not under any circumstances vote its securities of AltaGas LP1, or permit AltaGas LP1 to vote its interests in AltaGas LP2 or AltaGas LP2 to vote its securities of AltaGas Ltd., to authorize:

(a) Any sale, lease or other disposition of all or substantially all of the assets of AltaGas LP1, AltaGas LP2 or AltaGas Ltd., except in conjunction with an internal reorganization or a pledge to secure indebtedness incurred in carrying out the purposes of Holding Trust;

(b) Any merger, amalgamation, arrangement, reorganization, recapitalization, business combination or similar transaction involving AltaGas LP1, AltaGas LP2 or AltaGas Ltd., except in conjunction with an internal reorganization;

(c) The winding-up, liquidation or dissolution of AltaGas Ltd., or (unless all of such limited partnership interests therein are owned directly or indirectly by the Trust) AltaGas LP1 or AltaGas LP2 prior to the end of the term of Holding Trust or the Trust; or

(d) Any material amendment to the AltaGas LP1 limited partnership agreement, the AltaGas LP2 limited partnership agreement, or the constating documents of AltaGas Ltd., in a manner prejudicial to Holding Trust or the Trust,

without the approval of the unitholders of Holding Trust by special resolution at a meeting of such unitholders called for that purpose. In addition, except as part of an internal reorganization of the direct or indirect assets of Holding Trust as a result of which Holding Trust has the same interest, whether direct or indirect, in the assets as the interest, whether direct or indirect, that it had prior to the reorganization, the Holding Trust Trustee shall have no power to sell all or substantially all of its assets or cause any subsidiary to sell all or substantially all of the direct or indirect assets of the Trust, in each case in a single transaction or a series of related transactions, without the approval of the unitholders of Holding Trust by special resolution.

REDEMPTION RIGHT

The right of redemption conferred upon a holder of trust units of Holding Trust by the Holding Declaration of Trust and discussed below may only be exercised after the holder of trust units of Holding Trust has received written notice from the Holding Trust Trustee that it may exercise that right, such that holders of Holding Trust trust units will not be entitled to redeem their Holding Trust trust units on demand.

Subject to the foregoing limitation, the Holding Trust trust units will be redeemable, upon meeting the terms and conditions to exercise such right (including time period(s)) specified in the written notice by the Holding Trust Trustee, upon delivery to Holding Trust of a duly completed and properly executed notice requiring Holding Trust to redeem Holding Trust trust units, in a form reasonably acceptable to the Holding Trust Trustee, together with the certificates for Holding Trust trust units representing Holding Trust trust units to be redeemed and written instructions as to the number of Holding Trust trust units to be redeemed. Upon tender of Holding Trust trust units by a holder thereof for redemption, the holder of Holding Trust trust units tendered for redemption will no longer have any rights with respect to such Holding Trust trust units, including the right to receive any distributions thereon which are declared payable to the holders of Holding Trust trust units of record on a date which is subsequent to the day of receipt by Holding Trust of such notice, other than the right to receive the redemption price for such Holding Trust trust units. The redemption price for each Holding Trust trust unit tendered for redemption will be equal to (the Holding Redemption Price):

$$\frac{(A \times B) - C}{D}$$

Where:

A = The cash redemption price per Trust unit calculated as of the close of business on the date the Holding Trust trust units were so tendered for redemption by a holder of Holding Trust trust units;

B = The aggregate number of Trust units outstanding as of the close of business on the date the Holding Trust trust units were so tendered for redemption by a holder thereof;

C = The aggregate unpaid principal amount and accrued interest thereon of any indebtedness held by or owed to the Trust (including the Holding Trust Notes) and the fair market value of any other assets or investments held by the Trust (other than Holding Trust trust units) as of the close of business on the date the Holding Trust trust units were so tendered for redemption by a holder thereof; and

D = The aggregate number of Holding Trust trust units outstanding as of the close of business on the date the Holding Trust trust units were so tendered for redemption by a holder thereof.

The aggregate Holding Redemption Price payable by Holding Trust in respect of any Holding Trust trust unit tendered for redemption by the holders thereof during any month will be satisfied, at the option of the Holding Trust Trustee: (a) in immediately available funds, by cheque, drawn on a Canadian chartered bank or trust company in lawful money of Canada, payable to or to the order of the holder whose Holding Trust trust units are to be redeemed; (b) by the issuance to or to the order of the holder whose Holding Trust trust units are to be redeemed of such aggregate amount of Series 2 Notes as is equal to the aggregate Holding Redemption Price payable to such holder rounded down to the nearest $10, with the balance of any such aggregate Holding Redemption Price not paid-in Series 2 Notes to be paid in immediately available funds by cheque, drawn on a Canadian chartered bank or trust company in lawful money of Canada, payable to or to the order of such holder; or (c) by any combination of payment in immediately available funds, drawn on a Canadian chartered bank or trust company in lawful money of Canada, and Series 2 Notes as the Holding Trust Trustee shall determine in its discretion, in each such case payable or issuable on the last day of the calendar month following the calendar month in which the Holding Trust trust units were so tendered for redemption; provided, however, that a holder whose Holding Trust trust units are to be redeemed may elect, at any time prior to the payment of the Holding Redemption Price, to receive Series 2 Notes, pursuant to clause (b) above in the place of all or part of a payment pursuant to clause (a) or (b) above of the cash otherwise payable, the amount of such Series 2 Notes payable to be equal to the amount of cash otherwise payable, rounded down to the nearest $10, in each such case payable or issuable on the last day of the calendar month following the calendar month in which the Holding Trust trust units were so tendered for redemption.

CASH DISTRIBUTIONS

Holding Trust intends to make monthly cash distributions to the Trust of its net monthly cash flow, after satisfaction of its interest obligations on the Holding Trust Notes, if any, and less any estimated cash amounts required for expenses, costs and other obligations of Holding Trust. Such distributions will be paid on the day which is the same as the Trust's distribution payment date to enable the Trust to pay its distributions.

If the Holding Trust Trustee determines that Holding Trust does not have cash in an amount sufficient to make payment of the full amount of any distribution, the payment may include the issuance of additional Holding Trust trust units or Holding Trust Notes having a value equal to the difference between the amount of such distribution and the amount of cash which has been determined by the Holding Trust Trustee to be available for the payment of such distribution. The value of each Holding Trust trust unit so issued will be the Holding Redemption Price thereof and the value of each Holding Trust Note so issued will be the redemption amount thereof as determined pursuant to the Holding Trust Note Indenture.

Any Holding Trust trust units transferred to unitholders pursuant to a distribution *in specie* may be subject to resale and transfer restrictions and cannot be resold or transferred except as permitted by applicable securities law.

LIMITATION ON NON-RESIDENT OWNERSHIP

Notwithstanding any other provision of the Holding Declaration of Trust, no Holding Trust trust unit may be issued to, held by or transferred to a non-resident.

RESTRICTIONS ON TRANSFER OF HOLDING TRUST UNITS

Notwithstanding any other provision of the Holding Declaration of Trust, no transfer of any Holding Trust trust unit will be made without the consent of the Holding Trust Trustee, which consent may be withheld by the Holding Trust Trustee for any reason.

HOLDING TRUST NOTES

The Holding Trust Note Indenture authorizes the creation and issuance of three series of Holding Trust Notes in Canadian Currency: Series 1 Notes; Series 2 Notes; and Series 3 Notes. Each series of Holding Trust Notes consists of an unlimited aggregate principal amount, is issuable in denominations of $10 and integral multiples of $10, represents an unsecured debt obligation of Holding Trust and is redeemable pursuant to the provisions of the Holding Trust Note Indenture. In addition, the specific characteristics unique to each series of Holding Trust Note are as follows:

(a) Series 1 Notes:

   (i) Payable on demand and, in any event, mature on the 25th anniversary of the date of issuance;

   (ii) Non-interest bearing until maturity and thereafter bear interest;

(b) Series 2 Notes:

   (i) May be issued only to holders of Holding Trust trust units in payment of, and for an aggregate principal amount equal to, the Holding Redemption Price of such Holding Trust trust units;

   (ii) Mature on a date determined by Holding Trust Trustee, not to exceed five years from issuance; and

   (iii) Bear interest from and including the date of issuance at a market rate determined at the time of issuance by the Holding Trust Trustee; and

(c) Series 3 Notes:

   (i) May be issued only to holders of Series 1 Notes in payment of, and for an aggregate principal amount equal to, the Holding Redemption Price of such Series 1 Notes;

   (ii) Mature on the 25th anniversary of the date of issuance; and

   (iii) Bear interest from and including the date of issuance at a market rate determined at the time of issuance by the Holding Trust Trustee.

Payment Upon Maturity

On maturity, Holding Trust will repay the Holding Trust Notes by paying to the Note Trustee under the Holding Trust Note Indenture in cash an amount equal to the principal amount of the outstanding Holding Trust Notes which have then matured, together with accrued and unpaid interest thereon.

Redemption

The Holding Trust Notes are redeemable at the option of Holding Trust prior to maturity.

Subordination/Security

The Holding Trust Notes rank pari passu with one another. However the payment of the principal amount and interest on any of the Holding Trust Notes is expressly subordinated in right of payment to the prior payment in full of all senior indebtedness, being all indebtedness, liabilities and obligations of Holding Trust which, by the terms of the instrument creating or evidencing the same, is not expressed to rank in right of payment in subordination to or pari passu with the indebtedness evidenced by the Holding Trust Note Indenture. In addition, any liens held by the Note Trustee or holders of Holding Trust Notes, as well as the rights, remedies and recourses granted to the Note Trustee or holders of Holding Trust Notes, are completely subordinated to any and all liens held at present or in the future by the holders of senior indebtedness notwithstanding any ranking that might otherwise be established by law.

The Holding Trust Note Indenture provides that upon any distribution of the assets of Holding Trust in the event of any insolvency or bankruptcy proceedings, or any receivership, liquidation, reorganization or other similar proceedings relative to

Holding Trust, or in the event of any proceedings for voluntary liquidation or termination or other winding-up of Holding Trust, the holders of all such senior indebtedness will be entitled to receive payment in full (of principal, premium or penalty, if any, and interest) before the holders of the Holding Trust Notes are entitled to receive any payment.

Default

The Holding Trust Note Indenture provides that any of the following shall constitute an event of default:

(a) If default is made in the payment of any principal due on any of the Holding Trust Notes of any series when the same becomes due under any provision of the Holding Trust Note Indenture or of the Holding Trust Notes as required under Holding Trust Note Indenture and such default shall have continued for a period of 10 business days; or

(b) If default is made in the payment of any interest due on any of the Holding Trust Notes and such default shall have continued for a period of 15 business days; or

(c) If default is made in the performance or breach by Holding Trust of any other covenant or agreement under the provisions of the Holding Trust Notes or the Holding Trust Note Indenture which shall continue for 30 days after written notice specifying such default and requiring such default to be remedied shall have been given to Holding Trust by the Note Trustee; or

(d) If there occurs with respect to any issue or issues of indebtedness of Holding Trust having an outstanding principal amount of $100 million or more an event of default that has caused the holder thereof to declare such indebtedness to be due and payable prior to its maturity and such indebtedness has not been discharged in full or such acceleration has not been rescinded or annulled within 30 days of such acceleration; or

(e) If a proceeding or action shall be commenced against Holding Trust, except in certain circumstances, in any court of competent jurisdiction, seeking (i) its reorganization, liquidation, termination or winding-up, or the composition or readjustment of its debts, (ii) the appointment of a receiver, custodian, liquidator or the like of Holding Trust or all or any substantial part of its property, or (iii) similar relief in respect of Holding Trust under any law relating to bankruptcy, insolvency, reorganization, winding-up or composition or adjustment of debts, and such proceeding or action shall continue undismissed, or an order, judgment or decree approving or ordering any of the foregoing shall be entered and continue unstayed and in effect, for a period of 60 or more days, or an order for relief against Holding Trust shall be entered in an involuntary case under the Bankruptcy Act; or

(f) If Holding Trust shall (i) apply for or consent to the appointment of, or the taking of possession by, a receiver, custodian, examiner, liquidator or the like of itself or of all or any substantial part of its property, (ii) make a general assignment for the benefit of its creditors, (iii) commence a voluntary case under the Bankruptcy Act or any other similar foreign statute, (iv) institute any proceeding or file a petition seeking to take advantage of any other law relating to bankruptcy, insolvency, reorganization, liquidation, termination, winding-up or composition or readjustment of debts, (v) fail to contest in a timely and appropriate manner, or acquiesce in writing to, any petition filed against it in an involuntary case under the Bankruptcy Act or any other similar foreign statute, or (vi) take any action for the purpose of effecting any of the foregoing; or

(g) If a creditor shall have taken possession of all or substantially all of the assets of Holding Trust.

Holding Trust Unit Certificates

As Holding Trust trust units are not intended to be issued or held by any person other than the Trust, registration of interests in, and transfers of, the Holding Trust trust units will not be made through the book-entry system administered by the Canadian Depository for Securities Limited. Rather, holders of Holding Trust trust units will be entitled to receive certificates therefore.

MEETINGS OF HOLDING TRUST UNITHOLDERS

An annual meeting of holders of Holding Trust trust units shall be called on a day on or before June 30 in each year, at such time and place as shall be prescribed for the purpose of presenting the audited financial statements of Holding Trust, appointing the auditors of Holding Trust for the ensuing year and transacting such other business as the Holding Trust Trustee may determine or as may properly be brought before the meeting. Notwithstanding the foregoing, a resolution in writing executed by holders of Holding Trust trust units holding more than $66^2/_3$ percent of the votes attached to Holding Trust trust units at any time will be valid and binding for all purposes.

GENERAL PARTNER

Pursuant to the Delegation Agreement, the General Partner is delegated certain of the Trustee's powers and duties in respect of the business and affairs of the Trust and pursuant to the Unanimous Shareholder Agreement the General Partner is entitled to exercise the powers of the directors of AltaGas Ltd. and any other entities as determined to manage, or supervise the management of, the business and affairs of AltaGas Ltd. See "Management of the Trust – Delegation Agreement" and "Declaration of Trust and Description of Units – Meetings of Unitholders".

The General Partner is the general partner of AltaGas LP1, AltaGas LP2, AltaGas Limited Partnership, PremStar Energy Canada Limited Partnership and ECNG Limited Partnership. The General Partner is also a party to the Administration Agreement pursuant to which AltaGas Ltd. provides certain administrative services to the General Partner. See "Management of the Trust – Administration Agreement".

DIRECTORS AND OFFICERS

The number of directors of the General Partner is to be determined from time to time by resolution of the Board of Directors. The number of directors is currently fixed at eight, seven of which will be independent directors, until such time as the Board of Directors passes a resolution to fix the number of directors at a new number.

The term of office of any director continues until the annual meeting of shareholders of the General Partner next following the director's election or appointment or (if an election or appointment of a director is not held at such meeting or if such meeting does not occur) until the date on which the director's successor is elected or appointed, or earlier if the director dies or resigns or is removed or disqualified, or until the director's term of office is terminated for any other reason in accordance with the constating documents of the General Partner. Pursuant to the Declaration of Trust, the unitholders will annually be entitled to direct the Trustee as to the persons to be elected to the Board of Directors.

The names, municipalities of residence, positions with the General Partner and principal occupations within the last five years of the current directors and officers of the General Partner are set out below.

Name of Director, Municipality of Residence and Position with the General Partner	Principal Occupation during the Past Five Years	Director Since	Securities Beneficially Owned or Controlled[(1)] Dec. 31, 2005
John B. Breen[(2)(4)(6)] Director Toronto, Ontario, Canada	Managing Partner of MWI & Partners (merchant banking fund).	May 1, 2004 Director of AltaGas Services from May 27, 1999 to April 30, 2004	2,073 Trust units Nil Trust Options
David W. Cornhill[(3)(9)] Chairman, President and Chief Executive Officer Calgary, Alberta, Canada	In 2005, Chairman, President and Chief Executive Officer. In 2004, Chairman and Chief Executive Officer. Chairman and Chief Executive Officer of AltaGas Services from 2003 to 2004; prior thereto President and Chief Executive Officer of AltaGas Services.	May 1, 2004 Director of AltaGas Services from March 28, 1994 to April 30, 2004	988,309 Trust units Nil Trust Options
Allan L. Edgeworth[(2)(3)] Director Calgary, Alberta, Canada	President, ALE Energy Inc. from January 2005; President and CEO, Alliance Pipeline 2001 to 2004; Executive Vice President and COO, Alliance Pipeline 1998 to 2001.	March 2, 2005	Nil Trust units 20,000 Trust Options
Denis C. Fonteyne[(2)(3)(5)] Director Calgary, Alberta, Canada	Natural gas industry consultant since 1997.	May 1, 2004 Director of AltaGas Services from September 1, 1998 to April 30, 2004	36,300 Trust units Nil Trust Options
Daryl H. Gilbert[(2)(4)(5)(8)] Director Calgary, Alberta, Canada	Independent businessman from January 2005; prior thereto President and Chief Executive Officer of Gilbert Laustsen Jung Associates Ltd. (an engineering consulting firm).	May 1, 2004 Director of AltaGas Services from May 4, 2000 to April 30, 2004	36,800 Trust units Nil Trust Options
Robert B. Hodgins[(2)(4)] Director Calgary, Alberta, Canada	Investor from December 2004; Chief Financial Officer, Pengrowth Energy Trust 2002 to 2004; Vice President and Treasurer Canadian Pacific Limited 1998 to 2002.	March 2, 2005	Nil Trust units 20,000 Trust Options
Myron F. Kanik[(2)(5)(6)(7)] Director Calgary, Alberta, Canada	President, Kanik and Associates Ltd. (an energy industry consulting company) since 1999.	May 1, 2004 Director of AltaGas Services from June 1, 2001 to April 30, 2004	46,189 Trust units Nil Trust Options
David F. Mackie[(2)(5)(6)] Director Houston, Texas, United States of America	Energy industry consultant and investor.	May 1, 2004 Director of AltaGas Services from January 12, 1995 to April 30, 2004	1,079,530 Trust units Nil Trust Options

Notes:

(1) References to Trust units in this column includes both Trust units and Exchangeable units beneficially owned, directly or indirectly, or over which control or direction is exercised by each director and officer.
(2) Independent director.
(3) Member of the Environment and Safety Committee.
(4) Member of the Audit Committee.
(5) Member of the Human Resources and Compensation Committee.
(6) Member of the Governance Committee.
(7) Lead director.
(8) Mr. Gilbert is also a director of Globel Direct, Inc. (Globel). Globel was the subject of a cease trade order issued by the Alberta Securities Commission and the British Columbia Securities Commission on November 7, 2002 because Globel had not filed its Annual Financial Statements for its fiscal year ending May 31, 2002 and its Interim Financial Statements for its first quarter ended August 31, 2002 prior to the prescribed filing deadlines. Globel filed the Annual Financial Statements and Interim Financial Statements on December 20, 2002 and the cease trade order was removed on December 20, 2002.
(9) Mr. Cornhill is not considered to be an independent director as he is an executive officer of the General Partner.

Name of Officer, Municipality of Residence and Position with the General Partner	Principal Occupation during the Past Five Years	Officer Since	Units Beneficially Owned at Dec. 31, 2005[(1)]
David W. Cornhill Calgary, Alberta, Canada Chairman, President and Chief Executive Officer	In 2005, Chairman, President and Chief Executive Officer. In 2004, Chairman and Chief Executive Officer. Chairman and Chief Executive Officer of AltaGas Services from 2003 to 2004; prior thereto President and Chief Executive Officer of AltaGas Services.	May 1, 2004 Officer of AltaGas Services from 1994 to April 30, 2004	988,309 Trust units Nil Trust Options
Dennis A. Dawson Calgary, Alberta, Canada Vice President, General Counsel and Corporate Secretary	In 2005, named Vice President General Counsel and Corporate Secretary. Vice President, General Counsel and Corporate Secretary of AltaGas Services since 1998.	March 16, 2005 Officer of AltaGas Services from 1998 to April 30, 2004	87,230 Trust units Nil Trust Options
Patricia M. Newson Calgary, Alberta, Canada Chief Financial Officer	President and Chief Executive Officer of Utility Group since July 2005[(2)] In 2004, named Chief Financial Officer. Senior Vice President Finance and Chief Financial Officer of AltaGas Services since 1996.	May 1, 2004 Officer of AltaGas Services from 1996 to April 30, 2004	308,516 Trust units Nil Trust Options

Notes:

(1) References to Trust units in this column includes both Trust units and Exchangeable units beneficially owned, directly or indirectly, or over which control or direction is exercised by each director and officer.

(2) It was agreed that following the transfer by AltaGas of its utility assets to Utility Group in November 2005 that Ms. Newson would devote approximately 60 percent of her business time and effort to that corporation while retaining her positions as Chief Financial Officer of the General Partner and Senior Vice President Finance and Chief Financial Officer with AltaGas.

As at December 31, 2005 the directors and executive officers of the General Partner and AltaGas Ltd., as a group, owned beneficially, directly or indirectly, or exercised control or direction over approximately 3,088,331 of the outstanding Trust units and Exchangeable units, or approximately 5.65 percent of the outstanding Trust units and Exchangeable units. As at December 31, 2005, certain of the directors and officers also had been granted Trust Options to acquire an aggregate of 87,000 Trust units.

Audit Committee Charter

See attached Schedule A for Audit Committee Charter.

Composition of the Audit Committee

The Committee is currently comprised of John B. Breen, Daryl H. Gilbert and Robert B. Hodgins. Daryl H. Gilbert is the chair of the Committee. All of the members of the Committee are independent and financially literate as defined under Canadian securities law.

Relevant Education and Experience

John B. Breen is the Managing Partner of MWI & Partners, a merchant banking fund. Prior to joining MWI & Partners in 1996, Mr. Breen was Managing Director of CIBC Wood Gundy Capital and Vice President of CIBC from 1989 to 1996. From 1979 to 1996, Mr. Breen held various positions with CIBC.

Daryl H. Gilbert has been an independent businessman since January 2005. Prior to 2005, Mr. Gilbert had a 26-year career with Gilbert Laustsen Jung Associates Ltd., a reservoir engineering company, most recently as President and Chief Executive Officer for 11 years.

Robert B. Hodgins has been an industry investor since December 2004. Prior to December 2004, Mr. Hodgins was Chief Financial Officer at Pengrowth Energy Trust from 2002 to 2004. Mr. Hodgins was Vice President and Treasurer at Canadian Pacific Limited from 1998 to 2002 and Chief Financial Officer of TransCanada PipeLines Limited from 1993 to 1998.

Pre-Approval Policies and Procedures

As set forth in the Committee's charter, the Committee must pre-approve all non-audit services provided by the external auditor and has direct responsibility for overseeing the work of the external auditor.

External Auditor Service Fees by Category

Audit Fees

The aggregate fees billed by Ernst & Young LLP, the Trust's external auditors, for audit services were $595,187 in 2005 and $431,788 in 2004.

Audit-Related Fees

The aggregate fees billed by Ernst & Young LLP, the Trust's external auditors, for assurance and related services that were reasonably related to the performance of the audit or review of the Trust's financial statements and were not reported under "Audit Fees" above were $10,000 in 2005 and $2,781 in 2004. The nature of the services was for accounting advice.

Tax Fees

The aggregate fees billed by Ernst & Young LLP, the Trust's external auditors, for professional services for tax compliance, tax advice and tax planning were $15,879 in 2005 and $112,161 in 2004. The nature of the services was tax services and tax planning.

All Other Fees

The aggregate fees billed by Ernst & Young LLP, the Trust's external auditors, for products and services, other than those reported above, were $175,224 in 2005 and $45,601 in 2004. The nature of the services was for translation services and non-audit/tax related fees.

UNANIMOUS SHAREHOLDER AGREEMENT

Pursuant to the Unanimous Shareholder Agreement, the General Partner was granted the powers of the directors of AltaGas Ltd. to manage, or supervise the management of, the business and affairs of AltaGas Ltd., including without limitation in respect of the following matters:

(a) The appointment of the board of directors of AltaGas Ltd., as determined by the Board of Directors in its sole discretion; and

(b) The appointment, mandates and compensation of the executive officers of AltaGas Ltd.

ALTAGAS LTD.

AltaGas Ltd. is the resultant corporation from the amalgamation of ASI, certain of its subsidiaries and an electing shareholder pursuant to the Arrangement. As a result, AltaGas Ltd. owns, directly or indirectly, all of the assets that ASI owned, directly or indirectly, prior to conversion of the business of ASI to the Trust. AltaGas Ltd. retained certain of the liabilities of ASI, including liabilities relating to corporate and income tax matters.

In accordance with the Administration Agreement, AltaGas Ltd. provides all the management, administrative and operating services to the Trust. At December 31, 2005 AltaGas Ltd. and its subsidiaries employed a total of 483 individuals. Approximately 241 individuals were directly employed in the Field Gathering and Processing and Energy and Transmission segments and 78 were directly employed in the Energy Services segment, with corporate support of 164 employees. The decrease of 105 employees from 2004 was primarily the result of the spin-out of the Natural Gas Distribution segment to Utility Group.

DIRECTORS AND OFFICERS

The names, municipality of residence and position of each of the executive officers of AltaGas Ltd. are as follows:

Name of Officer, Municipality of Residence and Position with the Corporation	Principal Occupation During the Past Five Years
Nancy A. Anderson Calgary, Alberta, Canada Vice President, Business Development	Vice President Business Development since June 2005. Divisional Vice President, Power Services from 2002 to 2005. Senior Vice President El Paso Merchant Energy Canada from 1999 to 2001.
Jeremy R. Baines Calgary, Alberta, Canada Treasurer	Treasurer since July 2005. Manager, Corporate Finance Agrium Inc. from 2002 to 2005. Treasury Manager, Agrium Inc. from 1999 to 2002.
James B. Bracken Calgary, Alberta, Canada Senior Vice President Energy Services	Senior Vice President Energy Services since June 2005. Divisional Vice President Gas Services from 2004 to 2005. Managing Director, Advisory Services for Acres Management Consulting from 2002 to 2004. Principal, PA Consulting Group from 2000 to 2001.
David W. Cornhill Calgary, Alberta, Canada President, Chief Executive Officer and Director	Chairman, President and Chief Executive Officer of the General Partner since 2005. Chairman and Chief Executive Officer of the General Partner from 2004 to 2005. Chairman and Chief Executive Officer of AltaGas Ltd. since 2003. Chairman, President and Chief Executive Officer of AltaGas Services from 1994 to 2003.
Dennis A. Dawson Calgary, Alberta, Canada Vice President, General Counsel and Corporate Secretary and a Director	Vice President, General Counsel and Corporate Secretary since 1998. Director since May 1, 2004.
Massimiliano Fantuz Chatham, Ontario, Canada President PremStar and Divisional Vice President Gas Services	Divisional Vice President Gas Services since 2005. President PremStar Energy Canada LP from 2004. President PremStar Energy Canada Ltd from 1998 to 2004.
Patricia M. Newson Calgary, Alberta, Canada Senior Vice President Finance and Chief Financial Officer and a Director	President and Chief Executive Officer of Utility Group since July 2005[(1)]. Senior Vice President Finance and Chief Financial Officer since 1996. Director since May 1, 2004.
Jeffrey F. Perry Calgary, Alberta, Canada Divisional Vice President Gathering and Processing Operations	Divisional Vice President, Gathering and Processing Operations since June 2005. Divisional Vice President, Field Gathering and Processing from 2003 to 2005. Area Manager, Cochrane Extraction Plant, Williams Canada 2001 to 2003.
Marilyn A. Pfaefflin Calgary, Alberta, Canada Divisional Vice President Transmission	Divisional Vice President Transmission since June 2005. Treasurer from 1998 to 2005.
Deborah S. Stein Calgary, Alberta, Canada Vice President Controller	Vice President Controller since October 2005. Chief Financial Officer and Corporate Secretary of Utility Group since July 2005[(1)]. Vice President Corporate Risk from January to October 2005. Manager, Investor Relations, TransCanada PipeLines Limited from 2001 to 2005.
Kent E. Stout Calgary, Alberta, Canada Vice President Corporate Resources	Vice President Corporate Resources since 2002. Director Human Resources from 1999 to 2002.
Marshal L. Thompson Calgary, Alberta, Canada Senior Vice President Gathering and Processing	Senior Vice President Gathering and Processing since June 2005. Vice President Business Development from 2004 to 2005. Segment Vice President Gathering and Processing from 2002 to 2004. Director Marketing and Extraction from 2001 to 2002.

Notes:

(1) It was agreed that following the transfer by AltaGas of its utility assets to Utility Group Inc. in November 2005 that Ms. Newson would devote approximately 60 percent of her business time and effort to that corporation while retaining her positions as Chief Financial Officer of the General Partner and Senior Vice President Finance and Chief Financial Officer with AltaGas Ltd. It was also agreed that Ms. Stein would devote approximately 30 percent of her business time and effort to that corporation while retaining her position as Vice President Controller with AltaGas Ltd.

RISK FACTORS

RISKS RELATING TO THE TRUST AND THE UNITS OF THE TRUST

A security holder should consider carefully the risk factors set out below. In addition, prospective security holders should carefully review and consider all other information contained in this Annual Information Form before making an investment decision and consult their own experts where necessary.

Nature of Trust Units

The Trust units do not represent a traditional investment in the diversified energy services business and should not be viewed by unitholders as shares in AltaGas. The units represent a fractional interest in the Trust. As holders of units, unitholders will not have the statutory rights normally associated with ownership of shares of a corporation including, for example, the right to bring "oppression" or "derivative" actions. The Trust's sole assets are the shares of the General Partner, the units of the Holding Trust, Holding Trust Notes and other investments in securities.

Cash distributions of the Trust are not guaranteed and the price per Trust unit is a function of anticipated distributions, the underlying assets of the Trust and management's ability to effect long-term growth in the value of AltaGas and other entities now or hereafter owned directly or indirectly by the Trust. The market price of the Trust units will be sensitive to a variety of market conditions including, but not limited to, interest rates, electricity prices and natural gas and NGLs prices. Changes in market conditions may adversely affect the trading price of the Trust units.

The Trust units are not "deposits" within the meaning of the *Canada Deposit Insurance Corporation Act* (Canada) and are not insured under the provisions of that Act or any other legislation. Furthermore, the Trust is not a trust company and, accordingly, is not registered under any trust and loan company legislation as it does not carry on or intend to carry on the business of a trust company.

Potential Sales of Additional Trust Units

The Trust may issue additional Trust units in the future to directly or indirectly fund capital expenditure requirements of entities now or hereafter owned directly or indirectly by the Trust, including to finance acquisitions by those entities. Such additional Trust units may be issued without the approval of unitholders. Unitholders will have no pre-emptive rights in connection with such additional issues. The Board of Directors has discretion in connection with the price and the other terms of the issue of such additional Trust units.

Nature of Distributions

Unlike interest payments on an interest-bearing security, cash distributions by income trusts on Trust units (including those of the Trust) are, for Canadian tax purposes, composed of different types of payments (portions of which may be fully or partially taxable or may constitute non-taxable returns of capital). The composition for tax purposes of those cash distributions may change over time, thus affecting the after-tax return to unitholders. Therefore, a unitholder's rate of return over a defined period may not be comparable to the rate of return on a fixed-income security that provides a return on capital over the same period. This is because a unitholder may receive cash distributions that constitute a return of capital (rather than a return on capital) to some extent during the relevant period. Returns on capital are generally taxed as ordinary income or as dividends in the hands of a unitholder while returns of capital are generally non-taxable to a unitholder (but reduce a unitholder's adjusted cost base in the Trust unit for tax purposes). The Trust expects that substantially all of the cash distributions to unitholders will be taxed as ordinary income or as dividends. See "Declaration of Trust and Description of Units – Distributions". Unitholders are advised to consult their own tax advisors with respect to the implications of the distinction discussed above in their own circumstances.

Variability of Distributions

As the Cash Flow of the Trust available for distribution to unitholders is a function of numerous factors, including AltaGas' financial performance, the impact of interest rates, electricity prices, natural gas and NGLs prices, debt covenants and obligations, working capital requirements, future capital requirements and the number of units outstanding, depending on the operations of AltaGas and the performance of its assets, distributions may be reduced or suspended entirely.

The market value of the Trust units may deteriorate if the Trust is unable to meet its distribution targets in the future, and that deterioration may be material.

Changes in Legislation

Income tax laws relating to the Trust, such as the status of mutual fund trusts, may be changed in a manner which adversely affects unitholders.

On September 8, 2005 the Federal Government of Canada issued a consultation paper regarding a review of the income trust sector. Subsequently, on November 23, 2005, the Federal Government of Canada announced that the consultation process was at an end. There was no discussion of any changes to the current tax treatment of trusts.

Environmental and applicable operating legislation may be changed in a manner which adversely affects AltaGas through the imposition of restrictions on its business activities or by the introduction of regulations that increase AltaGas' operating costs thereby indirectly affecting the Trust and potentially reducing distributions to unitholders.

Loss of Mutual Fund Trust Status

The General Partner intends that the Trust will continue to qualify as a mutual fund trust (and thus also as a registered investment) for purposes of the Tax Act. The Trust may not, however, always be able to satisfy any future requirements to maintain its mutual fund trust status. See "Changes in Legislation" above. Should the status of the Trust as a mutual fund trust be lost or successfully challenged by a relevant tax authority, certain adverse consequences may arise for the Trust and unitholders. Some of the significant consequences of losing mutual fund trust status are listed below.

(a) If the Trust were to cease to be a mutual fund trust, it may, as a consequence of ceasing to be a mutual fund trust, also cease to be a registered investment. In that event, units would cease to be qualified investments for Exempt Plans effective January 1st of the second calendar year following the year in which the Trust ceases to be a registered investment. If, at the end of any month, an Exempt Plan holds units that are not qualified investments, the plan must pay a tax equal to one percent of the fair market value of the units at the time the units were acquired by the Exempt Plan. A registered retirement savings plan or registered retirement income fund holding units that are not qualified investments would be subject to taxation on income attributable to the units, including the full amount of any capital gain from a disposition of such units. If a registered education savings plan holds units that are not qualified investments, it may have its registration revoked by the Canada Revenue Agency.

(b) Units held by non-resident unitholders would immediately become taxable Canadian property. Non-resident unitholders would be subject to Canadian income tax and reporting requirements on any gains realized on a disposition of units held by them.

(c) The Trust would be taxed on certain types of income distributed to unitholders. Payment of this tax may have adverse consequences for some unitholders, particularly unitholders that are not residents of Canada and residents of Canada that are otherwise exempt from Canadian income tax.

(d) The Trust would cease to be eligible for the capital gains refund mechanism available under Canadian tax laws if it ceased to be a mutual fund trust.

(e) The Trust would no longer be exempt from the application of the alternative minimum tax provisions of the Tax Act.

In addition, the Trust may take certain measures in the future to the extent it believes necessary to ensure that the Trust maintains its status as a mutual fund trust. These measures could be adverse to certain unitholders, particularly non-residents. See "Risks Associated With the Level of Foreign Ownership" below.

Risks Associated With the Level of Foreign Ownership

The Declaration of Trust contains a number of provisions designed to protect the status of the Trust as a "mutual fund trust" under the Tax Act which, *inter alia*, requires that a mutual fund trust cannot be established or maintained primarily for the benefit of non-residents. There is no indication that the mutual fund trust status of the Trust currently is in jeopardy. If, in the future, the General Partner determines that any such risk exists, it is entitled to take a number of actions under the Declaration of Trust, including requiring unitholders that it believes are non-residents to sell their Trust units, which actions may have an adverse effect on the market price of the Trust units. In addition, there can be no assurances that the Tax Act will not be amended in the future in a manner that would have a material adverse impact on the mutual fund trust status of the Trust.

Distribution of Holding Trust Notes or Other Securities on Redemption or Termination of the Trust

It is anticipated that the redemption right will not be the primary mechanism for unitholders to liquidate their investment. Holding Trust Notes which may be received as a result of a redemption of units will not be listed on any stock exchange and no market for Holding Trust Notes is expected to develop. In addition, there may be resale restrictions imposed by applicable law upon the recipients of Holding Trust Notes pursuant to the redemption right. The Holding Trust Notes will not be qualified investments for Exempt Plans. On termination of the Trust, the Trustee may distribute securities directly to unitholders, subject to obtaining all of the necessary regulatory approvals. The Holding Trust Notes will not be guaranteed by any other party, and the provisions of the Holding Trust Note Indenture governing events of default and the remedies available thereunder will not provide protection to the holders of Holding Trust Notes which would be comparable to the provisions generally found in debt securities issued to the public;

Debt Service

The Trust or its affiliates may, from time to time, finance a significant portion of their operations through debt. Amounts paid in respect of interest and principal on debt incurred by these entities may impair the ability to satisfy any obligations under its indebtedness held by the Trust or indirectly by the Trust. Variations in interest rates and scheduled principal repayments could result in significant changes in the amount required to be applied to debt service. Ultimately, this may result in lower levels of Cash Flow of the Trust and could reduce distributions to unitholders.

Loans to the Trust or its affiliates are unsecured and subject to customary covenants and financial tests which may in certain circumstances restrict the Trusts' ability to make distributions to unitholders or AltaGas' ability to make distributions to AltaGas LP2 and ultimately to unitholders.

Structural and Contractual Subordination

In the event of a bankruptcy, liquidation or reorganization of AltaGas LP1, AltaGas or AltaGas Operating Partnership, holders of their respective indebtedness and trade payables will generally be entitled to payment of their claims from the assets of AltaGas or AltaGas Operating Partnership, as applicable, before any assets are made available for distribution to the Trust. The Trust units are therefore effectively junior to indebtedness and most other liabilities (including trade payables) of AltaGas, AltaGas LP1 and AltaGas Operating Partnership. Neither AltaGas nor AltaGas Operating Partnership is limited in its ability (except pursuant to restrictive covenants contained in debt agreements to incur secured or unsecured indebtedness.

AltaGas distributes a substantial portion of its cash flow to AltaGas LP2 pursuant to an interest bearing loan agreement. Payments by AltaGas under this loan agreement are expressly subordinated to the prior payment in full of all indebtedness of AltaGas to third parties. Upon a default under certain indebtedness, AltaGas may be prevented from distributing cash to AltaGas LP2 thereby ultimately reducing cash available for distribution to unitholders.

Dependence on Operating Entities

The Trust will be entirely dependent upon the success of the operations of affiliates. Accordingly, the distributions to the unitholders will be dependent on the ability of these entities to generate cash flow.

Taxation of Corporate Entities

Income fund structures often involve significant amounts of inter-entity debt, generating substantial interest expense, which serves to reduce earnings and therefore income tax payable. The Board of Directors expects this to be the case in respect of AltaGas Ltd. and its interest expense on its subordinated debt. There can be no assurance that taxation authorities will not seek to challenge the amount of interest expense deducted. If such a challenge were to succeed against AltaGas Ltd. it could have a material adverse affect on the Cash Flow of the Trust available for distribution to unitholders.

Unitholder Limited Liability

The Declaration of Trust provides that no unitholder will be subject to any liability in connection with the Trust or its obligations and affairs and, in the event that a court determines unitholders are subject to any such liabilities, the liabilities will be enforceable only against, and will be satisfied only out of the Trust's assets. Pursuant to the Declaration of Trust, the Trust will indemnify and hold harmless each unitholder from any costs, damages, liabilities, expenses, charges and losses suffered by a unitholder resulting from or arising out of such unitholder not having such limited liability. There is no assurance that at the relevant time the Trust will have sufficient assets to be able to satisfy such indemnity.

The Declaration of Trust provides that all written instruments signed by or on behalf of the Trust must contain a provision to the effect that obligations under those instruments will not be binding upon unitholders personally. Personal liability may however arise in respect of claims against the Trust that do not arise under contracts, including claims in tort, claims for taxes and possibly certain other statutory liabilities. The possibility of any personal liability of this nature arising is considered unlikely.

The operations of the Trust will be conducted, upon the advice of counsel to the Trust, in such a way and in such jurisdictions as to avoid as far as possible any material risk of liability to the unitholders for claims against the Trust, including by obtaining appropriate insurance, where available and to the extent commercially feasible.

On July 1, 2004, the *Income Trusts Liability Act* (Alberta) came into force, which provides that a unitholder will not be, as a beneficiary, liable for any act, default, obligation or liability of the Trustee that arises after the particular provision of such legislation comes into force.

Deductibility of Expenses

Although the General Partner is of the view that all expenses to be claimed by the Trust, Holding Trust, AltaGas LP1 and AltaGas LP2 will be reasonable and deductible, there can be no assurance that the Canada Revenue Agency will agree. If the Canada Revenue Agency successfully challenges the deductibility of any such expenses, the return to unitholders may be adversely affected.

Potential Conflicts of Interest

Circumstances may arise where directors and officers of AltaGas and the General Partner are directors or officers of other entities that are in competition to the interests of AltaGas and the Trust. The General Partner owes a fiduciary duty to AltaGas and the Trust. While the General Partner has agreed to indemnify the Trust in certain circumstances, the General Partner may not have sufficient assets to honour such indemnification.

RISKS INHERENT IN THE TRUST'S OPERATING ENTITIES

The following are the primary risks associated with the business and affairs of the Trust's operating affiliates and should be considered carefully in light of the fact that the Trust will depend entirely on the operations and assets of these entities for its cash flow, and thereby its ability to pay distributions to unitholders. These risks are applicable to AltaGas' current operations and AltaGas' expected future operations.

Operating Risk

As the Trust continues to grow and diversify its energy infrastructure business, the risk profile of the Trust may change. Operating entities may enter into or expand business segments where there is greater economic exposure and more "at risk" capital. The Trust's expectation of higher returns from these businesses justifies the level of risk. In addition the Trust enters into these businesses on the basis that these risks can be actively managed.

Current operations are subject to the risks normally associated with the operation and development of natural gas and power facilities, including mechanical failure, physical degradation, operator error, manufacturer defects, sabotage, terrorism, failure of supply, catastrophic events and natural disasters. The occurrence or continuation of these events could increase AltaGas' costs and reduce its ability to process or transport natural gas or deliver power.

The Trust believes that operational risk is best managed by maintaining control over the timing of capital expenditures, operational decisions and costs by becoming the operator of the facilities in which it invests. At the end of 2005, AltaGas operated 68 of its 71 field gathering and processing facilities, all of its transmission facilities, the Bantry fractionation facility and the Edmonton ethane extraction plant. AltaGas does not operate its PPAs. Failure by the operators of these facilities to operate at the cost or in the manner projected by AltaGas could negatively affect AltaGas' results.

Facility Throughput

The majority of AltaGas' gathering and processing facilities process or transport natural gas from the Western Canada Sedimentary Basin. Continuing use of these systems is dependent on a number of factors including the level of exploration and development within the basin, the longer-term price of natural gas, the ability of natural gas producers to deliver natural gas to the various pipeline systems and the regulatory environment for producers, transporters and consumers of natural gas.

Throughput at AltaGas' gathering and processing facilities is influenced by production of natural gas in the areas serviced by AltaGas. At all of its field gathering and processing facilities, AltaGas actively pursues opportunities to maintain or increase throughput and has been successful in offsetting production declines. AltaGas' contract provisions mitigate the impact of volume declines, generate additional volumes for gathering and processing at its facilities, encourage expansion into areas where AltaGas' facilities are located and allow AltaGas to recover its invested capital in a relatively short period of time. The majority of AltaGas' field processing facilities is skid-mounted and can be moved to areas with favourable production potential should a particular area's production decline significantly.

Market Risk

AltaGas is exposed to market risks resulting from movements in commodity prices and interest rates. AltaGas manages its exposure to these risks through the use of various physical and financial instruments.

AltaGas' Commodity Risk Management Policy details the parameters used to measure, monitor and report commodity price risks. It also includes risk management guidelines and objectives, risk tolerance and approved products. This policy prohibits the use of physical and financial instruments for speculative purposes.

Electricity Prices

AltaGas' revenue from sales related to PPAs and Alberta peaking plant generation under long-term lease are subject to Alberta electricity market factors such as fluctuating supply and demand, which may be affected by weather, customer usage, economic activity and growth. AltaGas reduces its exposure to floating electricity prices by locking in margins with financial instruments out as far as 36 months.

Interest Rates

The Trust is exposed to interest rate fluctuations on variable rate debt. The Trust monitors its level of fixed to variable rate debt and from time to time enters into interest rate swaps to help maintain balances of each commensurate with the Trust's target to have 70 to 75 percent of its debt at fixed interest rates. At December 31, 2005, the Trust had fixed interest rates on $150 million or 98 percent of its floating rate debt through interest rate swaps. At year-end, $261.6 million or 97 percent of the Trust's total debt, including its medium-term notes, capital lease and swaps, was at fixed interest rates. With the spin-out of the Natural Gas Distribution segment and the corresponding reduction in debt, AltaGas is currently above its target for fixed rate debt. As the Trust finances new growth activities and interest rate swap agreements mature, management anticipates returning to target levels for fixed-rate debt.

Regulatory

The Trust's businesses are subject to regulation in the jurisdictions in which they carry on business. Pipelines and facilities can be subject to common carrier and common processor applications and to rate setting by the regulatory authorities in the event an agreement on fees or tariffs cannot be reached with producers. To the extent that producers believe processing fees or tariffs respecting pipelines and facilities are too high, they may seek relief through regulator intervention.

Credit Risk

The Trust is exposed to credit-related losses in the event that counterparties to contracts fail to fulfill their present or future financial obligations to AltaGas. AltaGas minimizes counterparty risk by conducting credit reviews on clients prior to providing services, by participating in contract negotiations to include credit mitigation clauses and by obtaining financial or performance assurances from clients. AltaGas provides an allowance for doubtful accounts in the normal course of its business.

AltaGas has credit risk relating to numerous industrial, commercial and institutional counterparties comprising the retail gas portfolio. AltaGas is satisfied that the portfolio is sufficiently well diversified such that there is no concentration of risk associated with any particular industry or counterparty. As such, any adverse credit event within the portfolio would not have a material financial impact on the Trust.

Collateral

AltaGas is able to obtain unsecured credit limits from its counterparties in order to lock in baseload electricity margins and also to procure natural gas supply and services for its energy services business. If counterparties' credit exposure to AltaGas exceeds the unsecured credit limits granted, AltaGas may have to provide collateral in the form of letters of credit or in certain circumstances, parent guarantees. AltaGas mitigates this risk through negotiation of contractual terms with counterparties related to unsecured credit, and diversification of electricity sales and natural gas purchases among a number of counterparties. Through accepted industry practices, AltaGas performs sensitivity analysis to ensure the Trust has sufficient bank lines of credit available to withstand commodity price movements that may require AltaGas to provide counterparties with letters of credit.

ENVIRONMENTAL REGULATION

The natural gas gathering and processing industry and the power generation industry are subject to environmental regulation pursuant to local, provincial, territorial and federal legislation. Environmental legislation provides for restrictions and prohibitions on releases or emissions of various substances produced in association with certain oil and natural gas industry operations. Due to the highly toxic and corrosive nature of sour gas, numerous extra regulatory precautions are applied to sour gas wells, processing facilities and pipelines. Environmental legislation can affect the operation of facilities and limit the extent to which facility expansion is permitted. In addition, provincial, territorial and federal legislation requires that facility sites and pipelines be abandoned and reclaimed to the satisfaction of provincial authorities and local landowners. A breach of such legislation may result in the imposition of fines, the issuance of clean-up orders or the shutting down of facilities and pipelines.

AltaGas takes its responsibility to protect the environment in which it operates very seriously. Its mandate is to fully comply with all environmental laws and regulations and to immediately and efficiently deal with any environmental incidences. AltaGas believes that the cost of complying with current environmental laws and regulations has not had and will not have a material effect on the Trust's financial position.

With respect to the Kyoto Protocol on Climate Change, although federal and provincial implementing legislation and related regulations are not currently available, AltaGas has completed an assessment program of its larger field gathering and processing facilities to quantify the current levels of greenhouse gas emissions. In that way, AltaGas will be in a position to proactively develop a strategy to meet the prescribed levels of greenhouse gas emissions permitted under federal and provincial legislation and regulations. Until the relevant legislation and regulations are enacted, AltaGas is not in a position to accurately determine the impact of any requirement to reduce greenhouse gas emission levels on its financial position.

However, the Trust is confident that any impact of any reduced greenhouse gas emission levels that may be prescribed will not have a material effect on the Trust's financial position.

On February 6, 2006, the Alberta government passed a regulation under the *Alberta Environmental Protection and Enhancement Act* related to control of mercury emissions from coal-fired power plants. Holders of approvals to operate a coal-fired power plant must submit a proposal in accordance with the regulation for a mercury emissions control program at their coal-fired plant prior to April 1, 2007. TransAlta Corporation is expected to be obligated to submit a proposal for a mercury emission control program in accordance with the regulation for the coal-fired Sundance B Plant. Until a proposal is filed, AltaGas is not in a position to determine the impact of the mercury emissions control program on its financial position.

DISTRIBUTIONS

On August 10, 2005 the Trust announced a 7 percent increase in its monthly distribution, to $0.16 per Trust unit from $0.15 per Trust unit. This change was effective for distribution payments starting September 15, 2005 to holders of Trust units and Exchangeable units. Prior to this change and since conversion to a Trust in May of 2004, the Trust had made monthly distributions of $0.15 for each Trust unit and Exchangeable unit to unitholders. Prior to the conversion to a trust, AltaGas Services paid quarterly cash dividends per common share and participating share in the capital stock of AltaGas Services, from March 31, 2001. No dividends were paid on any shares of AltaGas Services from the date of its incorporation to the end of December 2000.

The Trust and AltaGas LP1 pay cash distributions on or about the 15th day of each month, or if that date is not a business day then the next following business day, to unitholders of record on the 25th day of the previous month, or if that day is not a business day the next following business day.

Distribution levels are reviewed periodically by the Board of Directors giving consideration to the ongoing sustainable distributable cash flow as impacted by the consolidated net income of the Trust, the consolidated growth and maintenance capital requirements and the consolidated debt repayment requirements of the Trust. The Trust targets to pay out substantially all of its ongoing sustainable distributable cash flow through regular monthly distributions made to unitholders.

In addition, the Declaration of Trust provides that, if necessary, on December 31 of each year, the Trust will distribute an additional amount such that the Trust will not be liable for ordinary income taxes for such year. It is expected that substantially all of the cash distributions to unitholders will be taxed as ordinary income.

The following table summarizes the monthly cash distributions of the Trust during 2004 and 2005. In addition, on November 17, 2005 all unitholders also received a distribution of one share of Utility Group for every 13.9592 Trust units held on November 14, 2005, for additional value of $0.54 per unit.

Record Date	Payment Date	Distribution per Unit(1)
January 25, 2005	February 15, 2005	$0.15
February 25, 2005	March 15, 2005	$0.15
March 28, 2005	April 15, 2005	$0.15
April 25, 2005	May 16, 2005	$0.15
May 25, 2005	June 15, 2005	$0.15
June 27, 2005	July 15, 2005	$0.15
July 25, 2005	August 15, 2005	$0.15
August 25, 2005	September 15, 2005	$0.16
September 26, 2005	October 17, 2005	$0.16
October 25, 2005	November 15, 2005	$0.16
November 25, 2005	December 15, 2005	$0.16
December 23, 2005	January 16, 2006	$0.16
Total 2005 Cash Distributions Declared		**$1.85**
May 25, 2004	June 15, 2004	$0.15
June 25, 2004	July 15, 2004	$0.15
July 26, 2004	August 16, 2004	$0.15
August 25, 2004	September 15, 2004	$0.15
September 27, 2004	October 15, 2004	$0.15
October 25, 2004	November 15, 2004	$0.15
November 25, 2004	December 15, 2004	$0.15
December 29, 2004	January 17, 2005	$0.15
Total 2004 Cash Distributions Declared		**$1.20**

Note:
(1) Distributions declared and paid in November 2005 do not include $0.54 per unit paid to unitholders in the form of shares of Utility Group as a result of the spin-out of the Natural Gas Distribution business.

The following table summarizes the dividends per common share paid by AltaGas Services in 2003 and 2004, prior to the Arrangement.

	2004	2003
First quarter	$0.11	$0.08
Second quarter	Not applicable	$0.08
Third quarter	Not applicable	$0.11
Forth quarter	Not applicable	$0.11
Total	**$0.11**	**$0.38**

DISTRIBUTION REINVESTMENT PLAN

The Trust has adopted Premium Distribution™, Distribution Reinvestment and Optional Unit Purchase Plans for holders of Trust units of the Trust and holders of Exchangeable units.

The Premium Distribution™, Distribution Reinvestment and Optional Unit Purchase Plans, as may be amended from time to time, provides eligible holders of Trust units and Exchangeable units with the opportunity to reinvest the cash distributions paid by the Trust or AltaGas LP1 on their units towards the purchase of new Trust units at a 5 percent discount to the Average Market Price (as defined below) of the Trust units, as defined below, on the applicable distribution payment date (the distribution reinvestment component of the Plans) or to elect to exchange such Trust units for a cash payment equal to 102 percent of such distributions on such date (the premium distribution component of the Plans). The Trust unitholder Plan also provides Trust unitholders who are enrolled in either the distribution reinvestment component or the premium distribution component of the Plans with the opportunity to purchase new Trust units at the Average Market Price (with no discount) on the applicable distribution payment date (the optional cash payment component of the Plans). Each of the components of the Plans is subject to prorating and other limitations on availability of new Trust units in certain events.

The "Average Market Price", in respect of a particular distribution payment date, refers to the arithmetic average (calculated to four decimal places) of the daily volume weighted average trading prices of Trust units on the TSX for the trading days on which at least one board lot of Trust units is traded during the period beginning on the later of the 21st business day preceding a distribution payment date and the second business day following the record date applicable to such distribution payment date and ending on the second business day preceding such Distribution payment date. Such trading prices will be appropriately adjusted for certain capital changes (including Trust unit subdivisions, Trust unit consolidations, certain rights offerings and certain distributions).

No brokerage commissions will be payable in connection with the purchase of Trust units under the Distribution Reinvestment Plan or Optional Unit Purchase Plan and all administrative costs under the Plans are borne by the Trust. Proceeds received by the Trust upon the issuance of additional Trust units under the Distribution Reinvestment Plan will be used by AltaGas for future acquisitions, capital improvements and working capital. Unitholders resident outside of Canada are not entitled to participate in the Plans. Upon ceasing to be a resident of Canada, unitholders will be required to terminate their participation in the Plans.

MARKET FOR SECURITIES

AltaGas Services common shares ceased trading on May 4, 2004. The Trust units commenced trading on the TSX on May 5, 2004 under the symbol ALA.UN. The Exchangeable units are not listed for trading on an exchange.

On June 10, 2004 the Trust closed a public offering of 4.73 million Trust units, at a price of $18.70 per Trust unit for gross proceeds of $88.5 million. The net proceeds of the offering to the Trust, after payment of fees and expenses of $4.7 million, were $83.8 million. The net proceeds were used to reduce bank indebtedness, for general corporate purposes including AltaGas' ongoing capital program, and for funding the acquisition EEEP.

The following chart provides the reported high and low trading prices and volume of trading of Trust units by month from January to December 2005 as reported by the TSX.

Month	High	Low	Volume
January	$23.97	$22.65	5,222,381
February	$25.20	$23.26	3,654,624
March	$25.78	$22.22	3,261,193
April	$24.50	$23.06	1,608,929
May	$25.70	$23.53	2,612,055
June	$26.00	$24.50	1,787,124
July	$27.43	$25.11	2,058,725
August	$29.49	$26.50	2,254,937
September	$30.46	$26.05	3,411,498
October	$28.35	$22.50	4,517,243
November	$28.85	$24.48	3,685,287
December	$31.39	$26.77	2,746,964

SELECTED CONSOLIDATED FINANCIAL INFORMATION

The following table summarizes selected financial information for the last three financial years.

	Year ended and as at December 31		
($ millions, except per unit[1] amounts)	**2005**	**2004[2]**	**2003[2]**
Revenue			
Gathering and Processing		222.6	174.1
Field Gathering and Processing	131.8	n/a	n/a
Extraction and Transmission	181.3	n/a	n/a
Energy Services		629.5	509.6
Power Generation	189.2	n/a	n/a
Energy Services	1,080.2	n/a	n/a
Natural Gas Distribution	113.4	124.6	129.4
Corporate	10.9	n/a	n/a
Intersegment Eliminations	(204.5)	(112.1)	(102.5)
	1,502.3	864.6	710.6
Net revenue			
Gathering and Processing		$ 160.1	$ 137.8
Field Gathering and Processing	120.1	n/a	n/a
Extraction and Transmission	58.0	n/a	n/a
Energy Services		59.9	49.3
Power Generation	57.8	n/a	n/a
Energy Services	23.5	n/a	n/a
Natural Gas Distribution	29.0	30.7	30.6
Corporate	10.9	n/a	n/a
Intersegment Eliminations	(2.4)	(0.3)	(0.4)
	296.9	250.4	217.3
EBITDA	155.5	133.4	121.9
- per unit (basic)	2.88	2.70	2.68
Net income	90.3	65.8	38.3
- per unit (basic)	1.67	1.33	0.84
Funds from operations	128.2	108.6	90.2
- per unit (basic)	2.37	2.20	1.98
Total assets	1,068.3	1,108.6	919.3
Total debt	269.0	359.5	396.9

Notes:
(1) References to unit above in periods prior to May 1, 2004 mean common shares of AltaGas Services.
(2) Operating segments were resegmented in 2005 and historical information was not restated.

CREDIT AND STABILITY RATINGS

Credit ratings are intended to provide investors with an independent measure of credit quality of an issue of securities and are indicators of the likelihood of payment and of the capacity and willingness of a company to meet its financial commitment on an obligation in accordance with the terms of an obligation. Stability ratings are intended to convey the opinion of a rating agency in respect of the relative stability and sustainability of an income trust's distribution stream when compared to other rated Canadian income trusts.

S&P and DBRS are rating agencies that provide credit ratings. These rating agencies' ratings for debt instruments range from a high of AAA to a low of D and for stability ratings range from a high of SR-1 (S&P) / STA-1 (DBRS) to a low of SR-7 (S&P) / STA-7 (DBRS). S&P also assigns a corporate rating which ranges from a high of AAA to a low of D.

DBRS rates AltaGas Operating Partnership and the medium-term notes issued by the Trust at BBB (low) with a stable trend. S&P rates the Trust's senior unsecured debt at BBB- and AltaGas long-term corporate credit at BBB- with a stable outlook.

The Trust has a stability rating of SR-3 from S&P and STA-3 (middle) from DBRS.

According to the DBRS rating system, debt securities rated BBB are of adequate credit quality. Protection of interest and principal is considered adequate, but the entity is more susceptible to adverse changes in financial and economic conditions, or there may be other adversities present which reduce the strength of the entity and its rated securities. "High" or "low" grades are used to indicate the relative standing within a particular rating category. A stability rating of STA-3 is considered to have good stability and sustainability of distributions per unit. The stability rating is further separated into high, middle and low to indicate where within the ratings category the Trust falls. Seven areas are reviewed and assigned a ranking of superior, moderate or weak in determining the overall stability rating. The areas reviewed are operating characteristics, asset quality, financial flexibility, diversification, size and market position, sponsorship and governance, and growth.

According to the S&P rating system, an obligor rated BBB has adequate protection parameters. However, adverse economic conditions or changing circumstances are more likely to lead to a weakened capacity of the obligor to meet its financial commitments. The ratings from AA to CCC may be modified by the addition of a plus (+) or minus (-) sign to show relative standing within the major rating categories. A stability rating of SR-3 indicates that the Trust has a high level of distributable cash flow generation stability relative to other income funds in the Canadian marketplace.

The credit ratings accorded to the securities by the rating agencies are not recommendations to purchase, hold or sell the securities in as much as such ratings do not comment as to market price or suitability for a particular investor. There is no assurance that any rating will remain in effect for any given period of time or that any rating will not be revised or withdrawn entirely by a rating agency in the future if, in its judgment, circumstances so warrant.

Neither DBRS nor S&P has announced that it is reviewing or intends to revise or withdraw the ratings on the Trust.

MATERIAL CONTRACTS

Set out below are agreements that may be considered material to the Trust:

- Declaration of Trust. See "Declaration of Trust and Description of Units";
- Holding Trust Note Indenture. See "Holding Trust – Holding Trust Notes";
- Administration Agreement. See "Management of the Trust – Administration Agreement";
- Delegation Agreement. See "Management of the Trust – Delegation Agreement";
- Voting and Exchanging Trust Agreement. See "Declaration of Trust and Description of Units – Special Voting Units";
- Unanimous Shareholders' Agreement. See "Unanimous Shareholder Agreement"; and
- Support Agreement. See "Management of The Trust – Administration Agreement".

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

The General Partner and AltaGas Ltd. are not aware of any material interest, direct or indirect, of any director or officer of the General Partner or AltaGas Ltd., any director or officer of a corporation that is an insider or subsidiary of the Trust, or any other insider of the Trust, or any associate or affiliate of any such person, in any transaction since the commencement of the Trust's or AltaGas Services' last three completed financial years, or in any proposed transaction, that has materially affected or would materially affect the Trust or any of its subsidiaries.

LEGAL PROCEEDINGS

AltaGas Ltd. is not aware of any material legal proceedings to which the Trust or its affiliates is a party and to which their property is subject.

INTERESTS OF EXPERTS

The auditors of the Trust are Ernst & Young LLP, Chartered Accountants, 1000, 440 – 2nd Avenue S.W., Calgary, Alberta T2P 5E9. The Trust's consolidated financial statements as at December 31, 2005 and for the year then ended have been filed under National Instrument 51-102 in reliance on the report of Ernst & Young LLP, independent chartered accountants, given on their authority as experts in auditing and accounting. As of December 31, 2005, the partners and employees of Ernst & Young LLP collectively owned less than 1 percent of the Trust's outstanding Trust units.

ADDITIONAL INFORMATION

Additional information, including directors and officers remuneration and indebtedness, principal holders of the Trust's securities, options to purchase the Trust's securities, and interests of insiders in material transactions, where applicable, is contained in the Trust's 2006 Information Circular, which is expected to be filed on or about March 30, 2006 in connection with the Annual Meeting of unitholders to be held April 27, 2006.

Additional financial information is contained in the Trust's consolidated financial statements for the year ended December 31, 2005 and management's discussion and analysis contained in the 2005 Annual Report of the Trust.

The Trust routinely files all required documents through the SEDAR system and on its own website. Internet users may retrieve such material through the SEDAR website www.sedar.com. The Trust's website is located at www.altagas.ca, but the Trust's website is not incorporated by reference into this Annual Information Form.

TRANSFER AGENTS AND REGISTRARS

The registrar and transfer agent for the Trust units and Exchangeable units is Computershare Trust Company of Canada, 600, 530 8th Avenue S.W. Calgary, Alberta T2P 3S8, Telephone 1-800-564-6253.

The registrar and trustee for the Trust's medium-term notes is Computershare Trust Company of Canada, 710, 530 8th Avenue S.W. Calgary, Alberta T2P 3S8, Telephone 1-800-564-6253.

EFFECTIVE DATE

Unless otherwise specifically herein provided, the information contained in this Annual Information Form is stated as at December 31, 2005.

SCHEDULE A: AUDIT COMMITTEE CHARTER

Constitution

The Board of Directors of the General Partner, in accordance with the Delegation Agreement among the Trust, the General Partner and the Trustee, has established an Audit Committee to serve as the Audit Committee of the Trust. Such Committee shall be in compliance with any regulatory or legal authority having jurisdiction over the Trust.

The Committee shall supervise the audit of the Trust's financial records and will ensure the adequacy and effectiveness of its policies and procedures regarding the Trust's financial reporting, internal accounting, financial controls, management information and risk management. The Committee shall have the authority to engage independent counsel and other advisors and to set out and pay the compensation of such advisors.

Membership

Following each annual meeting of unitholders of the Trust, the Board of Directors shall elect from its members, not less than three directors to serve on the Committee. The members and the chair of the Committee are nominated and elected by the Board of Directors. Every member must be:

- A director of the General Partner;
- Independent; and
- Financially literate.

No member of the Committee shall be an executive officer or employee of the General Partner or any other subsidiary or affiliate of the Trust. Any member may be removed or replaced at any time by the Board of Directors and shall cease to be a member upon ceasing to be a director of the General Partner. Each member shall hold office until the member resigns or is replaced, whichever first occurs.

The Board of Directors will appoint a member as chair of the Committee on an annual basis.

The corporate secretary of AltaGas Ltd. shall be the corporate secretary to the Committee unless the Committee directs otherwise.

Meetings

The Committee shall convene no less than four times per year at such times and places designated by its chair or whenever a meeting is requested by a member of the Committee, the Board of Directors, or an executive officer of the General Partner or AltaGas Ltd. A minimum of 24 hours notice of each meeting shall be given to each member. The corporate secretary and management of AltaGas Ltd. shall attend whenever requested to do so by a member.

A meeting of the Committee shall be duly convened if all Members are present, or a majority of the members are present. Where the members consent, and proper notice has been given or waived, members of the Committee may participate in a meeting of the Committee by means of such telephonic, electronic or other communication facilities as permit all persons participating in the meeting to communicate adequately with each other, and a member participating in such a meeting by any such means is deemed to be present at that meeting.

In the absence of the chair of the Committee, the members may choose one of the members to be the chair of the meeting.

The external auditor will be given notice of and be provided the opportunity to attend every meeting of the Committee.

The Committee will hold in camera sessions with management, the internal and external auditors as may be deemed appropriate by the members.

Minutes shall be kept of all meetings of the Committee by the corporate secretary or designate of the corporate secretary.

Duties and Responsibilities

The Committee shall, as permitted by and in accordance with the requirements of the CBCA, the Delegation Agreement, the articles and by-laws of the General Partner and any legal or regulatory authority having jurisdiction, periodically assess the adequacy of procedures for the public disclosure of financial information and review on behalf of the Board of Directors and report to the Board of Directors the results of its review and its recommendation regarding all material matters of a financial reporting and audit nature, including, but not limited to the following main subject areas:

(a) Financial statements, including Management's Discussion and Analysis;

(b) Reports to unitholders and others;

(c) Annual and interim press releases regarding financial results;

(d) Internal controls;

(e) Audits and reviews of financial statements of the Trust and its subsidiaries;

(f) Filings to securities regulators;

(g) Review and approval of issuer's hiring policies regarding current and former partners and employees of the external auditor; and

(h) Pre-approve non-audit work undertaken by the external audit firm.

The Committee shall ensure satisfactory procedures for receipt, retention and resolution of complaints and for the confidential, anonymous submission by employees regarding any accounting, internal accounting controls or auditing matters. The Board of Directors will be kept informed of the Committee's activities by a report at each regular meeting of the Board of Directors. The Committee will review the relevance and adequacy of this charter on at least an annual basis and will provide recommendations to the governance committee of the Board of Directors.

External Auditor

The Committee shall recommend the appointment of the external auditor annually. Once appointed by the unitholders, the external auditor shall report directly to the Committee.

The Committee shall pre-approve all non-audit services provided by the external auditor, and shall have direct responsibility for overseeing the work of the external auditor engaged for the purpose of preparing or issuing an auditor's report or performing other audit, review or attest services, including the resolution of disagreements between the external auditor and management.

Relations with Management

The Committee will ensure that it coordinates its activities with the Chief Financial Officer of the General Partner on audit and financial matters and will:

- Meet regularly with management to discuss areas of concern;
- Review and assess the quality of the executives involved in the financial reporting process; and
- Ensure management provides adequate funding to the Committee so that it may independently engage and remunerate the auditor and any advisors.

Committee Timetable

The major activities of the Committee will be outlined in an annual schedule.

AltaGas

Well connected ®

AltaGas Income Trust
#1700, 355 – 4th Ave S.W.
Calgary, AB T2P 0J1
Ph: 403-691-7575
Fax: 403-691-7576
www.altagas.ca

MERRILL CORPORATION
Printed in Canada
561746